Exhibit 2.1

FRAMEWORK AGREEMENT

BY AND AMONG

CABELA’S INCORPORATED,

WORLD’S FOREMOST BANK,

SYNOVUS BANK

AND

CAPITAL ONE BANK (USA), NATIONAL ASSOCIATION

Dated as of April 17, 2017

i

ARTICLE V

CERTAIN COVENANTS

5.1	Mutual Covenants and Agreements	54
5.2	Certain Covenants of Parent and Seller	62
5.3	Certain Covenants of Capital One	66
5.4	Certain Covenants of Synovus	67
5.5	Delivery of Accountholder Master Files	68
5.6	Transition Team	68
5.7	Compliance with FDIC Letter	69
5.8	Employees	69
5.9	No Solicitation of Alternative Transactions	73
5.10	Third-Party Consents	74
5.11	Certain Transition Matters regarding Activities Performed by Seller Before Closing Date	75
5.12	Further Assurances	75
5.13	Transitional Servicing Agreement	75
5.14	Lincoln Lease Agreement	76
5.15	Certain Cooperation	76
5.16	Release	76
5.17	Consummation of Subsequent Closing; Unwind if Subsequent Closing Does Not Occur	77
5.18	Expense Reimbursement	77

ARTICLE VI

CONDITIONS OF CLOSING

6.1	Conditions Applicable to Capital One	77
6.2	Conditions Applicable to Seller and Parent	79
6.3	Conditions Applicable to Synovus	80
6.4	Conditions Applicable to the Subsequent Closing	81

ARTICLE VII

INDEMNIFICATION

7.1	Parent’s Indemnification Obligations	82
7.2	Capital One’s Indemnification Obligations	82
7.3	Synovus’s Indemnification Obligations	84
7.4	Definition of Losses	84
7.5	Tax Consequences of Indemnification	85
7.6	Other Indemnification Provisions	85
7.7	Exclusive Remedy	89

ARTICLE VIII

TERMINATION

8.1	Termination	90
8.2	Effect of Termination	91
8.3	Termination Fees	92

ii

ARTICLE IX

MISCELLANEOUS

9.1	Notices	96
9.2	Assignment	97
9.3	Entire Agreement	98
9.4	Amendments and Waivers	98
9.5	Expenses	99
9.6	Counterparts	99
9.7	Governing Law; Jurisdiction	99
9.8	Severability	100
9.9	Specific Enforcement	100
9.10	No Joint Venture	101
9.11	No Third-Party Rights	101
9.12	Disclosure Schedules	101
9.13	Merger Agreement	101
9.14	Non-Recourse	102

EXHIBITS

Exhibit A	Valuation Statement

Exhibit B-1	Form of FIRPTA Certificate (Seller)

Exhibit B-2	Form of FIRPTA Certificate (Synovus)

Exhibit C	Form of Securitization Transfer Agreement

Exhibit D	Transitional Servicing Agreement Principles

iii

FRAMEWORK AGREEMENT

This Framework Agreement (this “Agreement”) is made and entered into as of the 17th day of April, 2017 by and among Cabela’s Incorporated, a Delaware corporation (“Parent”), World’s Foremost Bank, a Nebraska banking corporation (“Seller”), Synovus Bank, a Georgia state member bank (“Synovus”), Capital One Bank (USA), National Association, a national banking association (“Capital One”), and solely for purposes of the recitals hereto, Section 5.18, Section 8.2 and Article IX, Capital One, National Association, a national banking association (“CONA”).

WITNESSETH

WHEREAS, on October 3, 2016, Parent, Seller and CONA entered into that certain Sale and Purchase Agreement (the “Original Agreement”);

WHEREAS, simultaneously with the execution and delivery of the Original Agreement, (a) Parent entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), of even date therewith, among Parent, Bass Pro Group, LLC, a Delaware limited liability company (“Retail Buyer”), and Prairie Merger Sub, Inc., a Delaware corporation, and (b) Parent and CONA entered into that certain Program Agreement of even date therewith (the “Program Agreement”);

WHEREAS, Capital One establishes programs to extend credit via co-branded credit cards to qualified customers for the purchase of goods and services;

WHEREAS, Synovus is a banking institution engaged in, among other things, the business of holding deposits;

WHEREAS, the parties to the Original Agreement wish to amend and restate the Original Agreement in its entirety by entering into this Agreement, including by having Synovus accede as a party thereto and by having Capital One be novated for CONA as a party thereto;

WHEREAS, simultaneous with the execution and delivery of this Agreement, (i) Parent, Seller and Synovus are entering into an Asset and Deposit Purchase Agreement, (ii) Parent, Seller and Capital One are entering into an Asset Purchase Agreement, and (iii) Capital One and Synovus are entering into an Asset Purchase Agreement (collectively, the “Purchase Agreements”);

WHEREAS, simultaneous with the execution and delivery of this Agreement, Parent, Capital One and CONA have also agreed that, effective as of the date hereof, Capital One shall be novated for CONA as a party to the Program Agreement;

WHEREAS, upon the terms and subject to the conditions of this Agreement and the applicable Purchase Agreements, at the Closing (as defined below), (a) Seller wishes to sell, convey, assign and transfer to Synovus, and Synovus wishes to acquire and assume from Seller, the Synovus Acquired Assets and the Synovus Assumed Liabilities (each as defined below) and (b) Seller wishes to sell, convey, assign and transfer to Capital One, and Capital One wishes to acquire and assume from Seller, the Closing Capital One Acquired Assets and the Closing Capital One Assumed Liabilities (each as defined below), such that, immediately following the Closing, Seller will retain the Excluded Assets and the Retained Liabilities (each as defined below);

WHEREAS, upon the terms and subject to the conditions of this Agreement and the applicable Purchase Agreements, at the Subsequent Closing (as defined below), Synovus wishes to sell, convey, assign and transfer to Capital One, and Capital One wishes to acquire and assume from Synovus, the Subsequent Closing Acquired Assets and the Subsequent Closing Assumed Liabilities (each as defined below), such that, immediately following the Subsequent Closing, Synovus will retain only the Synovus Retained Assets and the Synovus Retained Liabilities (each as defined below);

WHEREAS, the Cabela’s Master Credit Card Trust (“Master Trust”) was formed pursuant to that certain Third Amended and Restated Pooling and Servicing Agreement, dated as of June 14, 2016, as amended and/or supplemented through the date of this Agreement and as it may be further amended and/or supplemented through the Closing Date to the extent permitted by this Agreement (including all series supplements thereto, the “Pooling and Servicing Agreement”), by and among WFB Funding, LLC, a Nebraska limited liability company, as transferor (“WFB Funding”), Seller, as servicer, and U.S. Bank National Association, a national banking association, as trustee;

WHEREAS, the Cabela’s Credit Card Master Note Trust (“Trust”) was organized under the laws of Delaware as a statutory trust pursuant to that certain Trust Agreement, dated as of April 13, 2004, as amended and/or supplemented through the date of this Agreement and as it may be further amended and/or supplemented through the Closing Date to the extent permitted by this Agreement (the “Trust Agreement”), by and between WFB Funding, as transferor, and Wachovia Bank of Delaware, National Association, as owner trustee;

WHEREAS, WFB Funding, as transferor, Seller, as servicer, and U.S. Bank National Association, as trustee, have entered into a Series 2004-1 Supplement to the Pooling and Servicing Agreement, dated as of April 14, 2004, as amended and/or supplemented through the date of this Agreement and as it may be further amended and/or supplemented through the Closing Date to the extent permitted by this Agreement (the “Series 2004-1 Supplement”), and issued the Series 2004-1 Certificate (the “Collateral Certificate”);

WHEREAS, WFB Funding conveyed and pledged to the Trust all of its right, title and interest in and to the Collateral Certificate pursuant to that certain Transfer and Administration Agreement, dated as of April 14, 2004, as amended and/or supplemented through the date of this Agreement and as it may be further amended and/or supplemented through the Closing Date to the extent permitted by this Agreement (the “Transfer and Administration Agreement”), by and among the Trust, as issuer, the Seller, as administrator and servicer, WFB Funding, as transferor, and U.S. Bank National Association, as indenture trustee; and

WHEREAS, the Trust entered into a Second Amended and Restated Master Indenture, dated as of June 14, 2016, as amended and/or supplemented through the date of this Agreement and as it may be further amended and/or supplemented through the Closing Date to the extent permitted by this Agreement (including all indenture supplements thereto, the

“Indenture”), by and among the Trust, as issuer, Seller, as servicer, and U.S. Bank National Association, as indenture trustee, to provide for the issuance of its secured notes (the “Notes”) from time to time pursuant to one or more indenture supplements.

NOW, THEREFORE, in consideration of the terms, conditions and mutual covenants contained herein, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Seller, CONA and Capital One hereby amend and restate the Original Agreement and, together with Synovus, agree as follows:

ARTICLE I

DEFINITIONS

1.1    Definitions. Except as otherwise specifically indicated, the following terms shall have the meanings specified herein.

“6050W Reporting Rules” has the meaning specified in Section 5.1(d)(xi).

“Account” means, without duplication, each Co-Branded Account existing as of the Closing and each Charged Off Account.

“Account Documentation” means, with respect to an Account, any and all documentation relating to that Account, including all Card Applications, Credit Card Agreements, Credit Cards, billing statements related to such Accounts, checks or other forms of payment with respect to an Account, credit bureau reports (to the extent not prohibited from transfer by applicable Law), adverse action notices, change in terms notices, other notices, correspondence, memoranda, documents, stubs, instruments, certificates, agreements, magnetic tapes, disks, hard copy formats or other computer-readable data transmissions, any microfilm, electronic or other copy of any of the foregoing, and any other written, electronic or other records or materials of whatever form or nature, whether tangible or intangible, including information relating or pertaining to any of the foregoing to the extent related to the Program; provided, however, that Account Documentation shall not include (i) Solicitation Materials, or (ii) Parent register tapes and electronic journals, invoices, sales or shipping slips, delivery and other receipts or other indicia of the sale of Goods and Services.

“Accountants” has the meaning specified in Section 3.8(b).

“Accountholder” means any Person (i) in whose name an Account, in connection with which the Credit Card may be used, is established, (ii) to whom a Credit Card has been issued pursuant to a Cardholder Agreement, whether or not the name under which an Account was established or (iii) who is or may become an obligor on the Account, including any guarantor, co-signor or surety.

“Accountholder Indebtedness” means, without duplication: (a) all amounts charged and owing by Accountholders with respect to an Account, including principal balances and finance charges, whether billed or accrued, billed late fees and other similar billed fees; plus (b) any and all Accrued Interest on such Account; less (c) the amount of any payments received on amounts still reflected as charged and owing, any credit balance owed to Accountholders, including any credits associated with returns of Goods and Services and similar credits and adjustments on such Account, whether or not billed or posted.

“Accountholder List” means any list in electronic form that identifies or provides a means of differentiating Accountholders, including any such electronic listing that includes the names, addresses, email addresses (as available), telephone numbers or social security numbers of any of the Accountholders.

“Accountholder Master File” means the account file or files of the system of record (commonly known as a master file) set forth on Schedule 1.1(a) and that are maintained by or on behalf of Seller or an Affiliate of Seller with respect to the Accounts, in standard format.

“Accrued Interest” means, with respect to each Account any and all accrued but unbilled interest and fees assessed with respect to such Account as of the Cut-Off Time in accordance with the terms of the applicable Credit Card Agreements.

“Acquired Assets” shall mean the Synovus Acquired Assets (which, for avoidance of doubt, shall include the Subsequent Closing Acquired Assets) and the Closing Capital One Acquired Assets.

“Acquired Entities” means WFB Funding Corp. and WFB Funding.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the first-mentioned Person.

“Agreement” has the meaning specified in the preamble hereof.

“Allocation Statement” has the meaning specified in Section 2.4.

“Ancillary Agreements” means the Program Agreement, the Transitional Servicing Agreement and the Lincoln Lease Agreement

“Assumed Change of Control Agreements” has the meaning specified in Section 5.8(c).

“Assumed Contracts” shall mean the Contracts listed on Schedule 1.1(b).

“Assumed Liabilities” shall mean the Synovus Assumed Liabilities (which, for avoidance of doubt, shall include the Subsequent Closing Assumed Liabilities) and the Closing Capital One Assumed Liabilities.

“Banking Entity” means any of Seller, WFB Funding Corp. or WFB Funding.

“Bankruptcy and Equity Exception” has the meaning specified in Section 4.1(b).

“Bidder Agreements” has the meaning specified in Section 5.9(b).

“Brokered CD Curve Discount Methodology” means, as of any date, a good faith calculation of the fair market value of the liability for the total notional amount of certificates of deposit constituting Deposit Liabilities, which calculation shall (i) appropriately account for the face value, stated interest rate (exclusive of any broker fee) and payment timing of each such certificate of deposit through its maturity date in accordance with its terms, and (ii) discount the payments required to be made under each such certificate of deposit to present value by applying a discount rate equal to (A) the then current brokered CD curve, determined by an average of market quotations (inclusive of any broker fee) provided by Bank of America/Merrill Lynch, Morgan Stanley and Wells Fargo (in each case to the extent a quotation is provided), with interpolation within such curve as appropriate to take into account the maturity dates of such certificates of deposit minus (B) ten (10) basis points.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in Lincoln, Nebraska; Columbus, Georgia or New York, New York.

“Business Employee” means (i) any individual who is set forth on Schedule 4.1 and (ii) any individual hired by Seller to fill one of the six open roles designated on Schedule 4.1 (each, an “Open Role”); provided, however, that Seller may, subject to Section 5.8(k), supplement the list of individuals designated as Business Employees prior to the Closing Date to reflect the termination of employment and subsequent replacement of any individual designated as a Business Employee in accordance with Schedule 4.1.

“Business Plan” means each Employee Plan that is (or is required to be) sponsored, maintained or contributed to by Parent or any of its Affiliates, or with respect to which Parent or any of its Affiliates is a party or obligor, and in which any employee who provides services to the Banking Entities participates, is eligible to participate or is eligible to receive any employee benefit or compensation thereunder.

“Capital One” has the meaning specified in the preamble hereof.

“Capital One 401(k) Plan” has the meaning specified in Section 5.8(g).

“Capital One Acquired Assets” has the meaning specified in Section 2.1(c).

“Capital One Assumed Liabilities” has the meaning specified in Section 2.2(c).

“Capital One Confidentiality Agreement” shall mean, collectively, the letter agreement, dated as of December 22, 2015, between Parent and Capital One Services, LLC, and the letter agreement, dated as of June 28, 2016, between Parent and Capital One Services, LLC.

“Capital One Designated Transition Team Member” has the meaning specified in Section 5.6.

“Capital One Disclosure Schedule” means the disclosure schedules delivered by Capital One to Seller and Synovus concurrently with the execution of this Agreement and forming part of this Agreement.

“Capital One Purchase Price” means an amount in cash (which may be positive or negative) equal to the result of the following formula:

A    The sum of the aggregate book values, as of the Cut-Off Time, of the assets set forth on Schedule 2.1(b)-1 transferred at the Closing; minus

B    The sum of the aggregate book values, as of the Cut-Off Time, of the Closing Capital One Assumed Liabilities transferred to Capital One at the Closing;

provided, in each case, that the Capital One Purchase Price shall not include any amount in respect of any asset or liability that is not transferred to or assumed by Capital One at the Closing.

“Capital One Required Approvals” has the meaning specified in Section 4.2(c)(i).

“Card Application” means the signed original or conformed copy (e.g., microfilm/microfiche) application, or in the case where any application was made by telephone or via the Internet, the telesales representative’s documentation or the electronically submitted application, as applicable, whereby a Person applied for a Credit Card.

“Change of Control Agreement” means the Key Employee Change of Control Severance Agreement entered into between Seller or Parent and any of the Business Employees.

“Charged Off Account” means any account which would have constituted a Co-Branded Account and which has been charged off by Seller as of the Cut-Off Time in accordance with the Charge-Off Policies.

“Charge-Off Policies” has the meaning specified in Section 4.1(g)(ii).

“Closing” has the meaning specified in Section 3.1.

“Closing Capital One Acquired Assets” has the meaning specified in Section 2.1(b).

“Closing Capital One Assumed Liabilities” has the meaning specified in Section 2.2(b).

“Closing Date” has the meaning specified in Section 3.1.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Co-Branded Account” means an Account linked to a Co-Branded Credit Card usable for the purpose of financing purchases (and all fees and charges relating thereto) of Goods and Services and for financing any other charges that may be made using a Co-Branded Credit Card pursuant to the terms of the related Credit Card Agreement, and which may be used where credit cards that bear a trademark, tradename, service mark, logo or other proprietary designation of a Payment Network are accepted.

“Co-Branded Credit Card” means a Credit Card that (a) bears a Parent Licensed Mark and (b) bears a trademark, tradename, service mark, logo or other proprietary designation of a Payment Network, unless otherwise waived by the Payment Network.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Collateral Certificate” has the meaning specified in the Recitals.

“Company Termination Fee” has the meaning specified in the Merger Agreement.

“Comparable Job Requirements” means the following terms of employment, which shall apply in respect of each Transferred Employee (while employed by Capital One or any of its Affiliates) on and through the first anniversary of the Closing Date: (i) an annual rate of base salary or annual base wage rate no less than the annual rate of base salary or annual wage rate in effect immediately prior to Closing, (ii) total annual cash compensation eligibility that is no less favorable than the total annual cash compensation eligibility provided to such Transferred Employee immediately prior to the Closing, (iii) long-term incentive compensation opportunities that are no less favorable than those provided to similarly situated employees of Capital One or its Affiliates under Capital One’s or its Affiliate’s long-term incentive plans and programs, (iv) severance benefits that are no less favorable than those provided to similarly situated employees of Capital One or its Affiliates under Capital One’s or its Affiliate’s severance plans and programs, and (v) other compensation and benefits, including employee retirement and welfare benefits and paid time off, that are no less favorable in the aggregate than those made available to similarly situated employees of Capital One or its Affiliates under Capital One’s or its Affiliate’s compensation and benefit plans and programs.

“Competing Proposal” has the meaning specified in the Merger Agreement.

“Competing Proposal Information” has the meaning specified in the Merger Agreement.

“CONA” has the meaning specified in the preamble hereof.

“Contract” shall mean with respect to any Person, any agreement, undertaking, contract, indenture, deed of trust or other instrument, document or agreement by which that Person, or any amount of its properties, is bound and or subject.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations.

“Conversion” shall mean the transfer of the Accounts and Account records, including the Account Documentation, the Accountholder Master Files and the Accountholder List, from Seller’s or its Affiliate’s processing system to Capital One’s or its Affiliate’s processing system.

“Conversion Plan” has the meaning specified in Section 5.6.

“Credit Card” shall mean the plastic card or other device or method, including any temporary card, tokenized payment credentials, or mobile wallet, which card, device or method corresponds to an Account established under the Program.

“Credit Card Agreement” means each form of credit card agreement between Seller and an Accountholder, including credit card agreements assigned to Seller pursuant to any purchase agreement, governing the use of an Account, together with any amendments, modifications, supplements, notices, disclosures, exhibits, annexes or attachments which now or hereafter may be made to or in connection with such Credit Card Agreement (and any replacement of such agreement).

“Cut-Off Time” means (a) with respect to the Synovus Retained Assets and the Synovus Retained Liabilities, 11:59 p.m. ET on the day immediately preceding the Closing Date and (b) for all other purposes, the time when the processing of the Accounts by Seller, its Affiliates and/or their respective contractors for the day immediately preceding the Closing Date has been completed.

“De Minimis Claim Amount” has the meaning specified in Section 7.6(c)(i).

“Deductible Amount” has the meaning specified in Section 7.6(c)(i).

“Delayed Employee” has the meaning specified in Section 5.8(k).

“Deposit Contracts” has the meaning specified in Section 2.1(a)(viii).

“Deposit Contract Documentation” means, with respect to the Deposit Contracts, any and all documentation, including all statements, notices, correspondence, memoranda, documents, stubs, instruments, tax forms (e.g., 1099, W-9, W-8BEN), certificates, agreements, magnetic tapes, disks, hard copy formats or other computer-readable data transmissions, any microfilm, electronic or other copy of any of the foregoing, and any other written, electronic or other records or materials of whatever form or nature, whether tangible or intangible, to the extent related to the Deposit Contracts.

“Deposit Liabilities” has the meaning specified in Section 2.2(a)(iv).

“Deposit Mark Amount” has the meaning specified in the definition of “Subsequent Closing Purchase Price.”

“Deposit Objection Notice” has the meaning specified in Section 3.8(c).

“Effect” has the meaning specified in the definition of “Material Adverse Effect.”

“Employee Plan” means any “employee benefit plan” (as such term is defined in §3(3) of ERISA) and any other employee benefit or compensation plan, program, agreement, policy or arrangement, including each bonus, profit-sharing, non-solicitation, non-competition, non-confidentiality, employment, consulting, pension, retirement, retiree medical, profit-sharing, thrift, savings, retention, deferred compensation, compensation, incentive, equity-based, change in control, severance, welfare, benefit, perquisite, Tax gross-up, vacation, retirement, leave of absence, life or accident (including any voluntary employee benefits association (as defined in § 501(c)(9) of the Code)) and similar plan, program, agreement, policy or arrangement, whether or not terminated, whether or not in writing or oral and whether or not subject to ERISA.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any corporation, trade or business which, together with such Person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of § 414 of the Code or § 4001(a)(14) of ERISA.

“Estimated Capital One Purchase Price” has the meaning specified in Section 2.3.

“Estimated Synovus Purchase Price” has the meaning specified in Section 2.3.

“Excess Credit Balances” means any credit balances owed to Accountholders that as of immediately prior to the Closing would (a) represent an excess of 1 percent of the aggregate value of the Accountholder Indebtedness; or (b) not otherwise qualify under the conditions stated in the interagency Interpretive Letter #1083 issued June 2007.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” has the meaning specified in Section 2.1(d)(i).

“Excluded Deposit Liabilities” shall mean the Excluded Deposits and all expenses, liabilities and obligations to the extent related to the Excluded Deposits; provided, however, that in no event shall credit balances owed to Accountholders be deemed to constitute Excluded Deposit Liabilities.

“Excluded Deposits” shall mean those Deposit Liabilities of Seller that are (i) specified on Schedule 1.1(j) or (ii) originated after the date of this Agreement.

“Expense Reimbursement” has the meaning specified in Section 5.18.

“FDIC” has the meaning specified in Section 4.1(t).

“FDIC Letter” has the meaning specified in Section 4.1(t).

“Federal Funds Rate” means the offered rate as reported in The Wall Street Journal in the “Money Rates” section for reserves (or as determined in such other mutually acceptable manner as the parties agree if The Wall Street Journal is no longer reporting such rate) traded among commercial banks for overnight use in amounts of one million dollars or more, as published in the most recent Friday edition prior to any required payment or settlement date.

“Final Capital One Purchase Price” has the meaning specified in Section 3.6(a).

“Final Synovus Purchase Price” has the meaning specified in Section 3.6(b).

“Financial Statements” has the meaning specified in Section 4.1(o).

“Financing Statements” has the meaning specified in Section 5.1(b).

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles in the United States.

“Goods and Services” means the products and services sold by or through Company Channels (as defined in the Program Agreement).

“Governmental Authority” means any national, federal, state, county, municipal or local government, or other governmental or regulatory body or political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government or any quasi-governmental body.

“Indemnified Party” has the meaning specified in Section 7.6(a).

“Indemnifying Party” has the meaning specified in Section 7.6(a).

“Indenture” has the meaning specified in the Recitals.

“Information” has the meaning specified in Section 5.1(g).

“Knowledge of Capital One” or any similar formulation means the actual knowledge after reasonable inquiry of the individuals listed on Schedule 1.1(c).

“Knowledge of Seller” or any similar formulation means the actual knowledge after reasonable inquiry of the individuals listed on Schedule 1.1(d).

“Knowledge of Synovus” or any similar formulation means the actual knowledge after reasonable inquiry of the individuals listed on Schedule 1.1(e).

“Law” means any federal, state, local or foreign law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree, in each case, of any Governmental Authority.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, easement, security interest, pledge, hypothecation, preference, participation interest, priority or other security agreement, preferential arrangement, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law or otherwise.

“Lincoln Lease Agreement” means the lease between Parent and Capital One (or their respective Affiliates) providing for the occupancy and use as it is currently occupied and used by Seller of the real property located at 4800 NW 1st Street in Lincoln, Nebraska, on the terms set forth on Schedule 1.1(f) and otherwise on other terms to be mutually agreed between Parent and Capital One in good faith prior to the Closing, whether as a “Service” under the Transitional Servicing Agreement or otherwise.

“Losses” has the meaning specified in Section 7.4(a).

“Master Trust” has the meaning specified in the Recitals.

“Material Adverse Effect” means any event, fact, circumstance, development, occurrence, change or effect (each, an “Effect”) that has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the Acquired Assets, the Assumed Liabilities and the Program, taken as a whole, or (ii) the ability of Parent or Seller to consummate the transactions contemplated by this Agreement, the Purchase Agreements, the Securitization Transfer Agreement and the Ancillary Agreements; provided, however, that, in the case of the foregoing clause (i), any Effect to the extent arising out of or resulting from the following shall not be taken into account in determining whether there has been a “Material Adverse Effect”: (a) the entry into or the announcement or pendency of the Original Agreement or the entry into this Agreement or the transactions contemplated hereby, in each case, including by reason of the identity of Capital One or Synovus, as applicable, as the purchaser of the respective Acquired Assets, the respective Assumed Liabilities or the Program, including the impact thereof on any relationships with the existing customers, Accountholders, suppliers, vendors, business partners or employees of Seller; (b) any change after the Original Agreement Date in the economy or the financial, credit or securities markets in the United States or elsewhere in the world, including interest rates or exchange rates or any changes therein, or any change after the Original Agreement Date in any business or industries in which Parent or any of its subsidiaries operates; (c) the suspension of trading in securities generally on the New York Stock Exchange; (d) any change after the Original Agreement Date in any applicable Law or GAAP or other applicable accounting rules or authoritative interpretation of any of the foregoing; (e) any action taken by the Seller or any of its Affiliates that is expressly required by this Agreement or that was taken by Seller or any of its Affiliates prior to the date of this Agreement that was expressly required by the terms of the Original Agreement; (f) the commencement or escalation of any war, armed hostilities or acts of terrorism; (g) the occurrence of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity; (h) any changes in any analyst’s recommendations or ratings with respect to the Seller or any of its Affiliates or any failure of Seller or any of its Affiliates to meet any internal or public projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the Original Agreement Date (it being understood that the exceptions in this clause (h) shall not prevent or otherwise affect the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (a) through (i)) from being taken into account in determining whether a Material Adverse Effect has occurred), provided, that this clause (h) shall not be construed as implying that Seller is making any representation or warranty with respect to any internal or public projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results for any future period except to the extent otherwise provided herein; or (i) any actions or claims made or brought by any of the current or former stockholders, equityholders or securityholders of Parent (or on their behalf or on behalf of Parent, but in any event only in their capacities as current or former stockholders, equityholders or securityholders) challenging the transactions contemplated by this Agreement, the Original Agreement or the Merger Agreement; except to the extent any such Effect arising out of or resulting from clauses (b), (c), (d), (f) or (g) is disproportionately adverse to the Acquired Assets, the Assumed Liabilities and the Program, taken as a whole, as compared to other similar co-branded credit card programs.

“Materially Burdensome Condition” has the meaning specified in Section 5.1(a)(iv).

“Merger” means the merger of Parent with and into Retail Buyer pursuant to the Merger Agreement.

“Merger Agreement” has the meaning specified in the Recitals.

“Notes” has the meaning specified in the Recitals.

“Objection Notice” has the meaning specified in Section 3.8(a).

“Open Role” has the meaning specified in the definition of Business Employee.

“Ordinary Course Liabilities” means obligations of the Seller with respect to Accounts as of the Cut-Off Time arising in the ordinary course of Account management, including liabilities for ordinary course billing errors, ordinary course disputes (including write-offs, credit adjustments or balance waivers in connection with ordinary-course collections actions with respect to individual Accountholders), ordinary course customer service adjustments, ordinary course redebits for returned payments, and similar ordinary course adjustments with respect to transactions that occurred at or before the Cut-Off Time, in each case to the extent such obligations or adjustments are taken into account in the determination of the Program economics pursuant to Schedule 9.1 of the Program Agreement.

“Ordinary Course Modifications” means individual modifications under the Servicemembers Civil Relief Act, consumer credit counseling agreements, forbearance arrangements, modifications resulting from reviews performed pursuant to 12 CFR § 1026.59 and any other modifications in the ordinary course of business consistent with past practice on an individual Account basis to the extent undertaken in accordance with Seller’s Policies and Procedures.

“Original Agreement” has the meaning specified in the Recitals.

“Original Agreement Date” means October 3, 2016.

“Outside Date” has the meaning specified in Section 8.1(c).

“Parent” has the meaning specified in the first paragraph hereof.

“Parent Licensed Marks” means the trademarks, tradenames, service marks, logos and other proprietary designations of Parent or its Affiliates, including those listed on Schedule 1.1(g).

“Parent Mark” means any Trademark that is owned by Parent, Seller or any of their respective Affiliates or is licensed to Parent, Seller or any of their respective Affiliates by a third party, including the Parent Licensed Marks.

“Payment Network” means Visa or MasterCard.

“Permitted Liens” shall mean (a) statutory Liens for current Taxes or other governmental charges or levies not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, (b) mechanics’, carriers’, workers’, repairers’ and other similar Liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of Seller or any Affiliate thereof, as the case may be, or pledges, deposits or other Liens securing the performance of statutory obligations in respect of workers’ compensation, unemployment insurance or other social security legislation, (c) Liens created under any Securitization Documents made available to Synovus and Capital One prior to the date hereof or entered into after the date hereof as permitted by the terms hereof, (d) any restrictions, limitations or conditions contained in the Assumed Contracts made available to Capital One prior to the date of the Original Agreement (with respect to Liens on any of the Capital One Acquired Assets) or the Deposit Contracts made available to Synovus prior to the date hereof (with respect to Liens on any of the Synovus Retained Assets), and (e) any other Liens affecting the Acquired Assets which, individually or in the aggregate, do not materially detract from the value of an Acquired Asset or impede the ownership, operation or use of such Acquired Assets, in any material respect.

“Person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Authority or other entity (including any person as defined in Section 13(d)(3) of the Exchange Act).

“Pooling and Servicing Agreement” has the meaning specified in the Recitals.

“Post-Closing Tax Period” means any Tax period beginning after the Cut-Off Time and the portion of any Straddle Period beginning after the Cut-Off Time.

“Pre-Closing Tax Period” means any Tax period ending on or before the Cut-Off Time and the portion of any Straddle Period ending at the Cut-Off Time.

“Professional Expenses” means any out-of-pocket fees, costs and expenses incurred in respect of legal, accounting, consulting, investment banking or other bona fide professional or advisory services, including any printing, duplicating, travel and other customary costs and expenses incurred in connection with such services.

“Program” means the credit card program operated by Parent, using Seller as the issuer, prior to the Closing.

“Program Agreement” has the meaning specified in the Recitals.

“Purchase Agreements” has the meaning specified in the Recitals.

“Receivables” means any amount owing by an obligor under a Securitization Account including, without limitation, amounts owing for the payment of goods and services, cash advances, access checks, annual membership fees, cash advance fees, periodic finance charges, late fees, credit insurance premiums, and special fees.

“Receivables Purchase Agreement” means the Amended and Restated Receivables Purchase Agreement, dated as of June 14, 2016, between Seller and WFB Funding.

“Regulation AB” means Subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§ 229.1100-229.1125, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the SEC in the adopting releases (including Asset-Backed Securities, Securities Act Release No. 33-8518, 70 Fed. Reg. 1,506, 1,531 (Jan. 7, 2005) and Asset-Backed Securities Disclosure and Registration, Securities Act Release No. 33-9638, 79 Fed. Reg. 57,184 (September 24, 2014)) or by the staff of the SEC, or as may be provided by the SEC or its staff from time to time.

“Related Assets” has the meaning specified in the Receivables Purchase Agreement.

“Released Parties” has the meaning specified in Section 5.16.

“Representatives” means, with respect to any Person, such Person’s Affiliates and its and their respective directors, officers, employees, agents and advisors (including financial advisors, counsel and accountants).

“Retail Buyer” has the meaning specified in the Recitals.

“Retained Liabilities” means all liabilities and obligations of Seller and its Affiliates (including those Liabilities of the Acquired Entities that are not Assumed Liabilities) other than the Assumed Liabilities, including (i) those liabilities to the extent arising from or related to Seller failing to have performed, complied with or satisfied prior to Closing any obligations of Seller with respect to the Acquired Assets or the Program under applicable Law or pursuant to contractual obligation, in each case to the extent required to have been performed, complied with or satisfied prior to the Closing, (ii) those liabilities arising out of or relating to the items described on Schedule 1.1(h), but shall exclude credit balances to the extent applied in calculating the Accountholder Indebtedness, (iii) those liabilities retained by Seller pursuant to Section 5.8, (iv) the Excluded Deposit Liabilities, (v) any Specified Liabilities and (vi) any Excess Credit Balances.

“Sample Valuation Statement” means the sample valuation statement in the form attached hereto as Exhibit A, which has been prepared using the same accounting methods, policies, practices and procedures as were used in the preparation of the Financial Statements, which contains a sample computation of the Estimated Purchase Price in accordance with Section 2.3 and the payments that would be required to be made on the Closing Date pursuant to Section 3.4(a) and (b) (giving effect to Section 3.4(c)), determined as of December 31, 2016.

“SEC” means the United States Securities and Exchange Commission.

“Securitization Account” means each Account that is designated as an “Account” under the Pooling and Servicing Agreement as of the Closing Date.

“Securitization Assets” means the collective reference to (a) all of Seller’s (or, after effectiveness of the Closing and before effectiveness of the Subsequent Closing, Synovus’s) interest in the membership interests of WFB Funding, (b) all of Seller’s (or, after effectiveness of the Closing and before effectiveness of the Subsequent Closing, Synovus’s) outstanding capital stock of WFB Funding Corp., (c) all Class B, Class C and Class D Notes of each Series of the Trust’s Notes listed on Schedule 1.1(i) hereto that are held by Seller (or, after effectiveness of the Closing and before effectiveness of the Subsequent Closing, Synovus) other than any such notes, including all of the variable funding notes outstanding prior to Closing, that have been repaid in full and are no longer outstanding as of the Closing Date, and (d) the Subordinated Note issued by WFB Funding to Seller pursuant to the Receivables Purchase Agreement (or after effectiveness of the Closing and before effectiveness of the Subsequent Closing, that is held by Synovus), in each case with respect to the foregoing clauses (a)-(d), to the extent certificated, including any such certificate, note or other physical evidence of such asset duly executed and authenticated and reflecting Synovus as the owner of record after effectiveness of the Closing, and reflecting Capital One as the owner of record as of the Closing Date after effectiveness of the Subsequent Closing.

“Securitization Assignment and Assumption” means the assignment by Seller to Capital One of Seller’s rights and interests in or relating to, and the assumption by Capital One of the Seller’s liabilities and obligations under or relating to, the Securitization Documents, each as set forth in the applicable Purchase Agreement and acknowledged and confirmed in the Securitization Transfer Agreement.

“Securitization Documents” means the Receivables Purchase Agreement, the Pooling and Servicing Agreement and each other document designated as such on Schedule 1.1(i).

“Securitization Receivables” means, as of any date, all right, title and interest in and to the Receivables arising from time to time in the Securitization Accounts and Related Assets with respect thereto.

“Securitization Transfer Agreement” means the Omnibus Securitization Documents Assignment and Assumption Acknowledgment and Amendment Agreement in the form attached hereto as Exhibit C to acknowledge and confirm the Securitization Assignment and Assumption.

“Seller” has the meaning specified in the first paragraph hereof.

“Seller Designated Transition Team Member” has the meaning specified in Section 5.6.

“Seller Disclosure Schedule” means the disclosure schedules delivered to Capital One by Seller concurrently with the execution of this Agreement and forming part of this Agreement.

“Seller Required Approvals” has the meaning specified in Section 4.1(c)(i).

“Seller’s Policies and Procedures” means Seller’s (a) policies and operating procedures, including the Charge-Off Policies, and (b) practices, which are (i) to the extent such practices are covered thereby, in compliance with such policies and procedures or (ii) to the extent such practices are not covered thereby, not inconsistent with such policies and procedures, all as such policies, procedures, practices and guidelines existed as of the applicable date through the date hereof or as are amended hereafter in compliance with this Agreement.

“Series 2004-1 Supplement” has the meaning specified in the Recitals.

“Solicitation Materials” means documentation, materials, artwork, copy, trademarks (excluding Parent Licensed Marks), copyrights and any protectable items, in any format or media (including television and radio), used to promote or identify the Program to Accountholders and potential Accountholders, including direct mail solicitation materials and coupons.

“Specified Liabilities” means other than as evidenced by Deposit Contracts, any liabilities that may otherwise be characterized as “deposits” for any purpose, including any liabilities that may be identified as “deposits” for purposes of Column A of Schedule RC-E in any call report filed on form FFIEC 041 by the Seller with the FDIC, in each case that are owing by or to Seller or any of its Subsidiaries, on the one hand, to Parent, Seller or any of Parent’s other Subsidiaries, on the other hand; provided, however, that in no event shall any credit balances owed to Accountholders be deemed to constitute Specified Liabilities.

“Straddle Period” means any Tax period that begins on or before the Cut-Off Time and ends after the Cut-Off Time.

“Subsequent Closing” has the meaning specified in Section 3.1.

“Subsequent Closing Acquired Assets” has the meaning set forth in Section 2.1(c).

“Subsequent Closing Assumed Liabilities” has the meaning set forth in Section 2.2(c).

“Subsequent Closing Purchase Price” means an amount in cash equal to the result of the following formula:

A    The total of all Accountholder Indebtedness related to the Accounts (other than Charged Off Accounts) as of the Cut-Off Time and transferred at the Closing; plus

B    The total of all cash and cash equivalents held in bank accounts owned by the Trust or the Master Trust, including such bank accounts in the name of U.S. Bank National Association as trustee for the Master Trust or as Indenture Trustee; plus

C    The sum of the aggregate book values, as of the Cut-Off Time, of the assets set forth on Schedule 2.1(a) transferred at the Closing; minus

D    The total amount of unpaid principal and accrued but unpaid interest (net of prepaid interest) of the outstanding Notes (other than Notes held by Seller) transferred at the Closing; minus

E    The sum of the aggregate book values, as of the Cut-Off Time, of the Synovus Assumed Liabilities not included in Item D above and transferred at the Subsequent Closing; plus

F    The amount, if any, by which (x) the total notional amount and accrued but unpaid interest (net of prepaid interest) of the Deposit Liabilities as of the Cut-Off Time, transferred at the Closing is exceeded by (y) the fair market value of such Deposit Liabilities as of the Cut-Off Time as determined in accordance with the Brokered CD Curve Discount Methodology (such excess amount, if any, the “Deposit Mark Amount”), provided that the Deposit Mark Amount shall in no event be less than zero; Schedule 1.1(k) sets forth an illustrative calculation of the determination of the Deposit Mark Amount; plus

G    $5,000,000; plus

H    amounts payable by Capital One to or for Synovus in respect of the Expense Reimbursement (to the extent not previously paid).

“Synovus” has the meaning specified in the preamble hereof.

“Synovus Acquired Assets” has the meaning specified in Section 2.1(a).

“Synovus Assumed Deposits” has the meaning specified in Section 4.1(m).

“Synovus Assumed Liabilities” has the meaning specified in Section 2.2(a)(iii).

“Synovus Burdensome Condition” has the meaning specified in Section 5.1(a)(v).

“Synovus Confidentiality Agreement” shall mean, collectively, the letter agreement, dated as of January 23, 2017, between Parent and Synovus, and the letter agreement, dated as of January 22, 2017, between Capital One Services, LLC and Synovus.

“Synovus Default” has the meaning specified in Section 8.3(b)(v).

“Synovus Designated Transition Team Consultant” has the meaning specified in Section 5.6.

“Synovus Disclosure Schedule” means the disclosure schedules delivered by Synovus to Capital One and Seller concurrently with the execution of this Agreement and forming part of this Agreement.

“Synovus Purchase Price” means an amount in cash equal to the result of the following formula:

A    The total of all Accountholder Indebtedness related to the Accounts (other than Charged Off Accounts) as of the Cut-Off Time and transferred at the Closing; plus

B    The total of all cash and cash equivalents held in bank accounts owned by the Trust or the Master Trust, including such bank accounts in the name of U.S. Bank National Association as trustee for the Master Trust or as Indenture Trustee; plus

C    The sum of the aggregate book values, as of the Cut-Off Time, of the assets set forth on Schedule 2.1(a) transferred at the Closing; minus

D    The total amount of unpaid principal and accrued but unpaid interest (net of prepaid interest) of the outstanding Notes (other than Notes held by Seller) transferred at the Closing; minus

E    The total notional amount and accrued but unpaid interest (net of prepaid interest) of the Deposit Liabilities, as of the Cut-Off Time, transferred at the Closing; minus

F    The sum of the aggregate book values, as of the Cut-Off Time, of the Synovus Assumed Liabilities not included in Items D and E above and transferred at the Closing; minus

G    $70,000,000.

provided, in each case, that the Synovus Purchase Price shall not include any amount in respect of any asset or liability that is not transferred to or assumed by Synovus at the Closing.

“Synovus Required Approvals” has the meaning specified in Section 4.3(c).

“Synovus Required Filings” has the meaning specified in Section 5.1(a)(i).

“Synovus Retained Assets” has the meaning specified in Section 2.1(c).

“Synovus Retained Liabilities” has the meaning specified in Section 2.2(d).

“Synovus Termination Fee” has the meaning specified in Section 8.3(b)(i).

“Tax” (and, with correlative meaning, “Taxes”) means any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, property, production, sales, use, license, excise, franchise, employment, escheat, payroll, withholding, alternative or add on minimum, ad valorem, value added, transfer, stamp, or environmental tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, additional tax or additional amount imposed by any Governmental Authority.

“Tax Claim” has the meaning specified in Section 7.6(a)(iii).

“Termination Fee” has the meaning specified in Section 8.3(a).

“Third Party Claim” has the meaning specified in Section 7.6(a).

“Third-Party Consents” has the meaning specified in Section 4.1(c).

“Trademark” means a trademark, trade name, service mark, logo, trade dress, internet domain name, corporate name or other source indicator or proprietary designation.

“Transfer and Administration Agreement” has the meaning specified in the Recitals.

“Transfer Taxes” has the meaning specified in Section 5.1(d)(v).

“Transferred Employee” has the meaning specified in Section 5.8(a).

“Transition Team” has the meaning specified in Section 5.6.

“Transitional Servicing Agreement” means the Transitional Services Agreement entered into between Parent and Capital One that incorporates the Transitional Servicing Agreement Principles.

“Transitional Servicing Agreement Principles” means the principles set forth in Exhibit D.

“Trust” has the meaning specified in the Recitals.

“Trust Agreement” has the meaning specified in the Recitals.

“Valuation Date” means the date that is five (5) Business Days before the Closing Date or such other date as mutually agreed upon by the parties.

“Valuation Statement” means a statement, prepared in accordance with GAAP to the extent pertaining to the Synovus Retained Assets or the Synovus Retained Liabilities, and using the accounting methods, policies, practices and procedures as were used in the preparation of the Financial Statements (to the extent consistent with GAAP insofar as pertaining to the Synovus Retained Assets or the Synovus Retained Liabilities), which contains Seller’s computation of the Estimated Capital One Purchase Price, Estimated Synovus Purchase Price and the Subsequent Closing Purchase Price (taking into account, for avoidance of doubt, the calculation of the Deposit Mark Amount provided by Synovus in accordance with Section 3.3(a)), and, based on such computations, the net amount payable by each party to each other party on the Closing Date (giving effect to the Closing and the Subsequent Closing), in each case in accordance with Section 2.3, determined as of the Valuation Date, and prepared in accordance with the Sample Valuation Statement attached hereto as Exhibit A.

“WARN Act” means the Worker, Adjustment, Retraining and Notification Act.

“WFB Funding” has the meaning specified in the Recitals.

“WFB Funding Corp.” means WFB Funding Corporation, a Nebraska corporation.

1.2    Construction. Unless the context otherwise clearly indicates, words used in the singular include the plural and words used in the plural include the singular. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. As each party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its drafting and revision, the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: (a) the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; (c) the feminine gender shall include the masculine and neuter genders; and (d) the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and words of similar meaning, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the word “extent” in the phrase “to the extent” is deemed to refer to the degree to which a subject or other item extends and shall not simply mean “if.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Annexes” and “Exhibits,” are intended to refer to Sections of this Agreement and the Annexes and Exhibits to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. The term “or” shall not be deemed to be exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “days”, “months”, and “years” shall mean calendar days, months and years unless otherwise specified. Accounting terms not otherwise defined shall be construed in accordance with GAAP. Unless otherwise defined herein, terms used herein which are defined in the Uniform Commercial Code in effect in the State of Nebraska are used herein as defined therein. Terms other than those defined within this Agreement shall be given their plain English meaning, and those terms, acronyms and phrases known in the applicable industry and business contexts shall be interpreted in accordance with their generally known meanings in those industries or other business contexts. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

ARTICLE II

PURCHASE AND SALE TRANSACTIONS

2.1    Purchase and Sale of Assets.

(a)    Synovus Acquired Assets. At the Closing, subject to the terms and conditions hereof and the Purchase Agreement among Parent, Seller and Synovus, Synovus shall purchase from Seller, and Seller shall sell, convey, assign and transfer to Synovus, free and clear of all Liens other than Permitted Liens, all of Seller’s right, title and interest in, to and under the following assets existing as of the Cut-Off Time (collectively, the “Synovus Acquired Assets”):

(i)    the Accounts;

(ii)    the Accountholder Indebtedness (other than the Securitization Receivables);

(iii)    the Account Documentation;

(iv)    the Accountholder Master Files and the Accountholder List;

(v)    the rights under the Credit Card Agreements;

(vi)    the Securitization Assets;

(vii)    all books and records of Seller to the extent relating to the Synovus Acquired Assets or the Synovus Assumed Liabilities;

(viii)    all Contracts in respect of outstanding certificates of deposit of Seller (including the broker agreements listed on Schedule 2.1(c)) other than the Excluded Deposits in effect as of the Closing (the “Deposit Contracts”);

(ix)    all causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by Seller or any of the Acquired Entities to the extent related to the Synovus Assumed Liabilities or the Synovus Acquired Assets, whether arising by way of counterclaim or otherwise;

(x)    all guaranties, warranties, credits, rights of set off, indemnities and similar rights in favor of Seller or any of the Acquired Entities to the extent related to any Synovus Acquired Asset or any Synovus Assumed Liability;

(xi)    the Deposit Contract Documentation; and

(xii)    the assets, if any, identified on Schedule 2.1(a).

For avoidance of doubt, the Synovus Acquired Assets shall not include any of the Closing Capital One Acquired Assets.

(b)    Closing Capital One Acquired Assets. At the Closing, subject to the terms and conditions hereof and the Purchase Agreement among Parent, Seller and Capital One, Capital One shall purchase from Seller, and Seller shall sell, convey, assign and transfer to Capital One, free and clear of all Liens other than Permitted Liens, all of Seller’s right, title and interest in, to and under the following assets existing as of the Cut-Off Time (collectively, the “Closing Capital One Acquired Assets”):

(i)    the Assumed Change of Control Agreements;

(ii)    the Assumed Contracts;

(iii)    all right, title and interest of Seller, as servicer, originator, transferor, administrator or in any other capacity to the Master Trust or the Trust and under any Securitization Document;

(iv)    all books and records of Seller to the extent relating to the Closing Capital One Acquired Assets or the Closing Capital One Assumed Liabilities;

(v)    all causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by Seller to the extent related to the Closing Capital One Assumed Liabilities or the Closing Capital One Acquired Assets, whether arising by way of counterclaim or otherwise;

(vi)    all guaranties, warranties, credits, rights of set off, indemnities and similar rights in favor of Seller or any of the Acquired Entities to the extent related to any Closing Capital One Acquired Asset or any Closing Capital One Assumed Liability;

(vii)    all interchange income and fees earned on or after the Cut-Off Time with respect to the Accounts; and

(viii)    the assets, if any, identified on Schedule 2.1(b).

For avoidance of doubt, the Closing Capital One Acquired Assets shall not include any of the Synovus Acquired Assets.

(c)    Subsequent Closing Acquired Assets. At the Subsequent Closing, subject to the terms and conditions hereof and the Purchase Agreement between Synovus and Capital One, Capital One shall purchase from Synovus, and Synovus shall sell, convey, assign and transfer to Capital One all of Synovus’s right, title and interest in, to and under all of the Synovus Acquired Assets existing as of the Cut-Off Time, other than (i) the Deposit Contracts and the Deposit Contract Documentation, (ii) all books and records of Seller to the extent relating to the Deposit Liabilities and Deposit Contracts or to the Synovus Retained Liabilities, (iii) all causes of action, lawsuits, judgments, claims and demands of any nature, whether arising by way of counterclaim or otherwise, available to or being pursued prior to the Closing by Seller to the extent related to the Deposit Liabilities and Deposit Contracts or to the Synovus Retained Liabilities, and (iv) all guaranties, warranties, credits, rights of set off, indemnities and similar rights in favor of Seller or any of the Acquired Entities prior to the Closing, other than those in favor of Capital One pursuant to this Agreement, any Purchase Agreement, the Securitization Transfer Agreement or any Ancillary Agreement, to the extent related to the Deposit Contracts or to any Synovus Retained Liability, in each case in effect as of the Subsequent Closing (such items referenced in clauses (i)-(iv), the “Synovus Retained Assets”), which shall be retained by Synovus (such assets purchased by Capital One pursuant to this Section 2.1(c), collectively, the “Subsequent Closing Acquired Assets” and, together with the Closing Capital One Acquired Assets, the “Capital One Acquired Assets”). For the avoidance of doubt, such sale, conveyance, assignment and transfer to Capital One shall be without recourse to Synovus and without any representations or warranties, express or implied, of Synovus with respect thereto, in each case other than as set forth in this Agreement or the Purchase Agreements.

(d)    Excluded Assets.

(i)    On the Closing Date, (1) after effectiveness of the Closing, Synovus shall be the sole and exclusive owner of the Accounts and the other Synovus Acquired Assets (including, for avoidance of doubt, the Synovus Retained Assets), (2) after effectiveness of the Closing, Capital One shall be the sole and exclusive owner of the Closing Capital One Acquired Assets, and (3) after effectiveness of the Subsequent Closing, Capital One also shall be the sole and exclusive owner of the Accounts and the other Subsequent Closing Acquired Assets (and, for avoidance of doubt, not the Synovus Retained Assets). Subject to the limitations set forth in Section 5.4(a), Synovus and Capital One during their respective periods of ownership shall have all rights, powers, and privileges with respect thereto as such owner (subject, in all cases, to any contractual restrictions in the Securitization Documents). For the avoidance of doubt, each of Synovus and Capital One expressly understands and agrees that (x) Capital One is not acquiring from Synovus, Seller or any of their respective Affiliates, and Synovus shall retain ownership of all right, title and interest in, to and under, the Synovus Retained Assets, and (y) except as set forth in Sections 2.1(a), (b) and (c), Capital One is not acquiring from Synovus, Seller or any of their respective Affiliates, and Synovus is not acquiring from Seller or any of its Affiliates, and Seller and its Affiliates shall retain ownership of all right, title and interest in, to and under, any other right, property or asset of Seller or any of its Affiliates (collectively, the “Excluded Assets”), including:

(A)    cash, cash equivalents and investment securities of the Seller or any of its Affiliates;

(B)    the rights and obligations arising in relation to any of the insurance policies maintained by or for the benefit of Seller, including the benefit of any insurance policy covering, or of any insurance claim, in each case, to the extent relating to the Retained Liabilities;

(C)    intellectual property rights of Seller or any of its Affiliates other than the rights to the Cardholder List or the Master File and other than any intellectual property rights explicitly licensed or otherwise granted to Capital One under this Agreement or any Ancillary Agreement;

(D)    assets of the Seller or any of its Affiliates sold or otherwise disposed of, or otherwise becoming no longer a part of the Acquired Assets, without violation of this Agreement during the period prior to the Closing Date;

(E)    assets relating to the Seller’s employee benefit agreements, plans or other arrangements;

(F)    rights, claims, credits, causes of action, or rights of set-off against third parties not relating principally to the Acquired Assets or which relate principally to any of the Retained Liabilities;

(G)     all licenses, permits or other authorizations of any Governmental Authorities held or used by the Seller;

(H)    interests in real property (other than any leases of real property pursuant to any Ancillary Agreement);

(I)    any personal property of the Seller;

(J)    all right, title and interest of the Seller in and to any and all other assets and properties, of any kind whatsoever, that are not primarily used in connection with the Acquired Assets and Assumed Liabilities as of the Closing Date;

(K)    any customer data relating to customers of Parent or its Affiliates other than in their capacity as Accountholders or in connection with the Deposit Liabilities (whether or not a portion thereof is duplicated in the Account Documentation or Account Master File);

(L)    any gift card, debit card, or other stored-value card, and any program related thereto; and

(M)    prepaid Taxes, Tax payments due from any of the Seller’s Affiliates, and entitlements to refunds, credits, offsets or other benefits for overpayment of Taxes relating to any Pre-Closing Tax Period.

(ii)    After giving effect to the Subsequent Closing, all purchases and cash advances in connection with the Accounts and the Accountholder Indebtedness related to such Accounts outstanding as of the Closing Date or thereafter effected shall create the relationship of debtor and creditor between the Accountholder and Capital One, respectively. Each of Seller and Synovus acknowledges and agrees that, following the Closing Date after effectiveness of the Closing, in the case of Seller, and the Subsequent Closing, in the case of Synovus (A) except as set forth in the Program Agreement or any Ancillary Agreement, it shall have no right, title or interest in or to, any of the Accounts or the Account Documentation related to such Accounts or any proceeds of the foregoing, and (B) Capital One shall extend credit directly to Accountholders.

(iii)    Except as expressly provided in the Program Agreement or any Ancillary Agreement, from and after effectiveness of the Subsequent Closing, Capital One shall be entitled (subject in all cases to any contractual restrictions in the Securitization Documents) to (A) receive all payments made by Accountholders on Accounts, and (B) retain for its account all Account Indebtedness related to Accounts and such other fees and income authorized by the Account Documentation and collected by Capital One with respect to the Accounts and the Account Indebtedness related to such Accounts.

2.2    Assumption of Liabilities.

(a)    Synovus Assumed Liabilities. Except for liabilities relating to Taxes (which shall be governed solely by Section 5.1(d)) and subject to Section 7.1 of this Agreement, from and after the Closing (and, to the extent applicable, until the Subsequent Closing in respect of liabilities and obligations assumed by Capital One hereunder effective as of the Subsequent Closing), Synovus shall assume and pay, perform and discharge, the following liabilities and obligations (all such liabilities and obligations, collectively, the “Synovus Assumed Liabilities”):

(i)    all of the liabilities and obligations of Seller to the Accountholders under the Credit Card Agreements to be performed after the Cut-Off Time (except to the extent such liabilities or obligations arise from or relate to Seller (or one or more of its Affiliates) failing to have performed, complied with or satisfied prior to Closing any obligations of Seller (or any of its Affiliates) with respect to the Synovus Acquired Assets or the Program under applicable Law or pursuant to contractual obligation, in each case to the extent required to have been performed, complied with or satisfied prior to the Closing, but shall include credit balances and the other items referenced in clause (c) of the definition of Accountholder Indebtedness to the extent applied in calculating the Accountholder Indebtedness);

(ii)    all Ordinary Course Liabilities;

(iii)    any expenses, liabilities or obligations to the extent related to any of the Accounts, the ownership and use of the Synovus Acquired Assets, or any Deposit Contract, in each case, to the extent arising or accruing during the period beginning on or after the Cut-Off Time (except to the extent such liabilities or obligations arise from or relate to Seller (or one or more of its Affiliates) failing to have performed, complied with or satisfied prior to the Closing any obligations of Seller (or any of its Affiliates) with respect to the Synovus Acquired Assets or the Program under applicable Law or pursuant to contractual obligation, in each case to the extent required to have been performed, complied with or satisfied prior to the Closing); and

(iv)    all deposits of Seller and all obligations related thereto (collectively, the “Deposit Liabilities”), other than the Excluded Deposit Liabilities, the Specified Liabilities and the Excess Credit Balances.

For avoidance of doubt, the Synovus Assumed Liabilities shall not include (A) the Excluded Deposit Liabilities, (B) the Specified Liabilities, (C) the Excess Credit Balances or (D) any of the Closing Capital One Assumed Liabilities.

(b)    Closing Capital One Assumed Liabilities. Except for liabilities relating to Taxes (which shall be governed solely by Section 5.1(d)) and subject to Section 7.1 of this Agreement, from and after the Closing, Capital One shall assume and pay, perform and discharge, the following liabilities and obligations (all such liabilities and obligations, collectively, the “Closing Capital One Assumed Liabilities”):

(i)    any expenses, liabilities or obligations to the extent related to the ownership and use of the Closing Capital One Acquired Assets, in each case, to the extent arising or accruing during the period beginning on or after the Cut-Off Time (except to the extent such liabilities or obligations arise from or relate to Seller (or one or more of its Affiliates) failing to have performed, complied with or satisfied prior to the Closing any obligations of Seller (or any of its Affiliates) with respect to the Closing Capital One Acquired Assets or the Program under applicable Law or pursuant to contractual obligation, in each case to the extent required to have been performed, complied with or satisfied prior to the Closing);

(ii)    all fees, normal operating assessments and other charges of the Payment Network relating to the Accounts that are incurred or accrue on or after the Closing Date with respect to transactions that occurred after the Cut-Off Time;

(iii)    all of the liabilities and obligations of the Seller, as servicer, originator, transferor, administrator or in any other capacity to the Master Trust or the Trust and under any Securitization Documents, including all obligations to accept reassignment of receivables pursuant to the terms of the Receivables Purchase Agreement and the Pooling and Servicing Agreement and all obligations to the extent arising after the Closing Date to make SEC filings on behalf of WFB Funding, the Master Trust or the Trust; and

(iv)    all of the obligations expressly assumed by Capital One pursuant to Section 5.8.

For avoidance of doubt, the Closing Capital One Assumed Liabilities shall not include any of the Synovus Assumed Liabilities.

(c)    Subsequent Closing Assumed Liabilities. Except for liabilities relating to Taxes (which shall be governed solely by Section 5.1(d)) and subject to Section 7.1 of this Agreement, from and after the Subsequent Closing, Capital One shall assume and pay, perform and discharge, the Synovus Assumed Liabilities other than the Synovus Retained Liabilities (all such liabilities and obligations assumed by Capital One pursuant to this Section 2.2(c), collectively, the “Subsequent Closing Assumed Liabilities” and, together with the Closing Capital One Assumed Liabilities, the “Capital One Assumed Liabilities”).

(d)    Notwithstanding any provision in this Agreement to the contrary, the parties acknowledge and agree that (i) Capital One shall assume only the Capital One Assumed Liabilities, (ii) Parent shall be and remain solely responsible and liable for the Retained

Liabilities and (iii) Synovus shall be and remain solely responsible and liable only for the Deposit Liabilities, any expenses, liabilities or obligations to the extent related to the ownership and use of the Deposit Liabilities, and any other expenses, liabilities and obligations to the extent relating to the Synovus Retained Assets in each case, to the extent arising or accruing during the period beginning on or after the Cut-Off Time (except to the extent such liabilities or obligations arise from or relate to Seller (or one or more of its Affiliates) failing to have performed, complied with or satisfied prior to the Closing any obligations of Seller (or any of its Affiliates) with respect to the Deposit Liabilities under applicable Law or pursuant to contractual obligation, in each case to the extent required to have been performed, complied with or satisfied prior to the Closing (the liabilities specified in this clause (iii), collectively, the “Synovus Retained Liabilities”).

2.3    Estimated Purchase Price. The estimated purchase price for (i) the Closing Capital One Acquired Assets and the Closing Capital One Assumed Liabilities (the “Estimated Capital One Purchase Price”) and (ii) the Synovus Acquired Assets and the Synovus Assumed Liabilities (the “Estimated Synovus Purchase Price”) shall, respectively, be the estimate of the Capital One Purchase Price and the estimate of the Synovus Purchase Price, in each case as set forth in the Valuation Statement prepared and delivered pursuant to Section 3.3(a). Attached hereto as Exhibit A is a Sample Valuation Statement showing in reasonable detail a sample calculation of the Capital One Purchase Price and the Synovus Purchase Price, prepared using the same accounting methods, policies, practices and procedures as to be used in the preparation of the Valuation Statement.

2.4    Allocation of Purchase Price. Within 90 Business Days following the Closing Date, Capital One and Parent shall each prepare an allocation statement setting forth an allocation of the Final Capital One Purchase Price (including the amount of Closing Capital One Assumed Liabilities and any other relevant amounts), the Final Synovus Purchase Price (excluding item G thereof) and, without duplication, the Subsequent Closing Purchase Price (excluding items F, G and H thereof and including the amount of Subsequent Closing Assumed Liabilities and any other relevant amounts) among the Capital One Acquired Assets (each such allocation statement, an “Allocation Statement”). The Allocation Statements shall be prepared in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. Capital One, Synovus and Parent shall each be entitled to use their own allocation of the applicable purchase price (including the amount of applicable Assumed Liabilities and any other relevant amounts) among the applicable Acquired Assets. For the avoidance of doubt, neither Capital One, Synovus nor Parent is obligated hereunder to use any such Allocation Statement in its financial accounting or financial reporting.

2.5    Restricted Assignments.

(a)    Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Acquired Asset or Assumed Liability or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach thereof or be contrary to applicable Law. If any such consent or approval is not obtained, Parent and Seller will use their reasonable best efforts (which shall not require Parent or Seller to pay any money or other consideration to any Person or to initiate any claim or proceeding against any

Person) to secure an arrangement reasonably satisfactory to Synovus and/or Capital One, as applicable, ensuring that Synovus and/or Capital One, as applicable, will receive the benefits under the agreement for which such consent is being sought following the Closing and/or Subsequent Closing, as applicable; provided, however, that neither Parent nor Seller shall have any obligation to obtain such consent or approval or to provide such an alternative arrangement other than the undertaking to use reasonable best efforts to obtain or provide the same as set forth in this Section 2.5 and in Section 5.10, and further provided, that neither Parent nor Seller is subject to the exclusion in Section 5.10 with respect to Securitization Assets and Securitization Documents.

(b)    Notwithstanding anything to the contrary in this Section 2.5, Synovus shall assume as of the Closing all of the Deposit Liabilities irrespective of whether any consents or approvals of third parties related thereto (other than the Synovus Required Approvals) have been obtained.

2.6    Wrong Pocket Assets. If at any time or from time to time after the Closing Date, Seller, Synovus, or Capital One, as the case may be, shall receive or otherwise possess any asset (including cash) that should belong to another Person pursuant to this Agreement, such Person shall promptly transfer, or cause to be transferred, such asset to the Person so entitled thereto. Prior to any such transfer, the Person receiving or possessing such asset shall hold such asset in trust for such other Person.

2.7    True Sale. The parties intend that each transfer of Acquired Assets contemplated hereby shall be treated as a purchase and sale of Acquired Assets and not a loan secured by Acquired Assets. Upon Synovus’s or Capital One’s purchase of Acquired Assets, all of Seller’s (or, as applicable, Synovus’s) right, title and interest therein shall be transferred to Synovus or Capital One, as applicable, as provided in this Article II. Notwithstanding anything to the contrary set forth in this Article II, if a Governmental Authority determines that any transaction provided for herein constitutes a loan and not a sale, then the parties intend that this Agreement shall constitute a security agreement under applicable Law and Seller or Synovus, as applicable, shall be deemed to have granted and does hereby grant to Synovus or Capital One, as applicable, a first priority security interest in and to all of Seller’s or Synovus’s, as applicable, right to and interest in, to and under, whether now existing or hereafter created or acquired, the applicable Acquired Assets and proceeds thereof to secure a loan deemed to have been made by Capital One or Synovus, as applicable, to Seller, or Capital One to Synovus, as applicable, in an amount equal to the applicable purchase price payable hereunder.

2.8    Transfer without Recourse to Synovus. Capital One acknowledges and agrees that, without prejudice to Section 5.4(a), Synovus is transferring the Subsequent Closing Acquired Assets and Subsequent Closing Assumed Liabilities to Capital One without recourse to Synovus and without any representations or warranties, express or implied, of Synovus with respect thereto other than the representations and warranties of Synovus expressly set forth in this Agreement or any Purchase Agreement to which Synovus is a party.

ARTICLE III

THE CLOSINGS

3.1    The Closings. Subject to the satisfaction or written waiver of all conditions set forth in Article VI, (a) the closing of the sale and purchase of the Synovus Acquired Assets and the Closing Capital One Acquired Assets and assignment and assumption of the Synovus Assumed Liabilities and the Closing Capital One Assumed Liabilities contemplated hereby (the “Closing”) shall take place on the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions), and (b) the closing of the sale and purchase of the Subsequent Closing Acquired Assets and assignment and assumption of the Subsequent Closing Assumed Liabilities contemplated hereby (the “Subsequent Closing”) shall take place immediately after the Closing and for the avoidance of doubt shall be on the same date as the Closing, in each case at the offices of Sidley Austin LLP, One South Dearborn, Chicago, Illinois 60603, unless in either case another time, date or place is agreed to in writing by the parties hereto (such date being referred to herein as the “Closing Date”).

3.2    Closing Deliverables.

(a)    At the Closing, (i) Parent and Seller shall have delivered or caused to be delivered to Synovus the items specified in Section 4(a) of the Purchase Agreement among Parent, Seller and Synovus, (ii) Synovus shall have delivered or caused to be delivered to Seller the items specified in Section 4(b) of the Purchase Agreement among Parent, Seller and Synovus, (iii) Parent and Seller shall have delivered or caused to be delivered to Capital One the items specified in Section 4(a) of the Purchase Agreement among Parent, Seller and Capital One, and (iv) Capital One shall have delivered or caused to be delivered to Seller the items specified in Section 4(b) of the Purchase Agreement among Parent, Seller and Capital One.

(b)    At the Subsequent Closing, (i) Synovus shall have delivered or caused to be delivered to Capital One the items specified in Section 4(a) of the Purchase Agreement between Synovus and Capital One, (ii) Capital One shall have delivered or caused to be delivered to Synovus the items specified in Section 4(b) of the Purchase Agreement between Synovus and Capital One.

(c)    Each of Capital One, Synovus and Seller shall, at or prior to the Closing Date, execute and deliver all such additional instruments, documents or certificates as may be reasonably requested by the other party for the consummation at the Closing or the Subsequent Closing (as applicable) of the transactions contemplated by this Agreement and the Purchase Agreements.

3.3    Estimated Purchase Price.

(a)    Not less than five (5) Business Days prior to the Closing Date, Synovus shall deliver to Parent and Capital One its good faith calculation of the estimated Deposit Mark Amount to be reflected in the Valuation Statement by Seller. Not less than three

(3) Business Days prior to the Closing Date, Seller shall deliver to Capital One and Synovus the Valuation Statement showing Seller’s good faith determination of the Estimated Capital One Purchase Price, the Estimated Synovus Purchase Price and Subsequent Closing Purchase Price, together with supporting documentation and calculations for the Accountholder Indebtedness on the Accounts used to calculate the Estimated Synovus Purchase Price and Subsequent Closing Purchase Price.

(b)    Capital One and Synovus shall have the right to review the Valuation Statement, together with any supporting documents reasonably requested by Capital One or Synovus to verify the accuracy and completeness of the valuations set forth therein, and the Valuation Statement shall be revised by Seller to reflect any corrections mutually agreed to by Capital One, Synovus and Seller acting in good faith.

3.4    Payments on the Closing Date.

(a)    In each case as set forth in the applicable Purchase Agreement, and without duplication, at the Closing, (i) Capital One shall pay Seller the Estimated Capital One Purchase Price (or, if and only if such amount is negative, Seller shall pay Capital One the absolute value of the Estimated Capital One Purchase Price) set forth in the Valuation Statement and (ii) Synovus shall pay Seller the Estimated Synovus Purchase Price set forth in the Valuation Statement (in each case as such statement may be revised pursuant to Section 3.3(b)). Payments to Seller on the Closing Date shall be made by a wire transfer of immediately available U.S. dollars to an account designated in writing by Seller. Seller shall provide Capital One and Synovus with, and, to the extent applicable, Capital One shall provide Seller with, wire instructions no later than two (2) Business Days prior to the Closing Date.

(b)    As set forth in the applicable Purchase Agreement, and without duplication, at the Subsequent Closing, Capital One shall pay Synovus the Subsequent Closing Purchase Price set forth in the Valuation Statement as such statement may be revised pursuant to Section 3.3(b).

(c)    In order to effect the payments to be made pursuant to Sections 3.4(a) and 3.4(b), the parties will net the required payments under such Sections, such that as a result of such netting Capital One will make the following two wire transfers: (i) to Seller an amount equal to (x) the Estimated Capital One Purchase Price set forth in the Valuation Statement plus (y) the Estimated Synovus Purchase Price set forth in the Valuation Statement; and (ii) to Synovus the Subsequent Closing Purchase Price set forth in the Valuation Statement minus the Estimated Synovus Purchase Price set forth in the Valuation Statement. By way of illustration only, the Sample Valuation Statement includes the payments that the parties would make giving effect to this Section 3.4(c) if the Closing Date was December 31, 2016.

3.5    Valuation Statement. Within sixty (60) days following the Closing Date, Capital One (with reasonable cooperation from Synovus) shall deliver to Parent and Synovus the Valuation Statement setting forth Capital One’s good faith determination of the Final Capital One Purchase Price and Final Synovus Purchase Price, along with supporting documentation and calculations for the Accountholder Indebtedness on the Accounts, determined in accordance with Section 3.6, and including the determination by Capital One of the Deposit Mark Amount as of

the Cut-Off Time. Parent and Synovus shall have the right to review the Valuation Statement, together with any supporting documents reasonably requested by each of them to verify the accuracy and completeness of the valuations set forth therein, and the Valuation Statement shall be revised by Capital One to reflect any corrections mutually agreed to by Capital One, Synovus and Parent or finally determined pursuant to Section 3.8. Notwithstanding anything in this Section 3.5 to the contrary, Synovus’s participation in the preparation of the Valuation Statement under this Section 3.5 shall be limited to items involving the Deposit Liabilities, other Synovus Retained Liabilities, Synovus Retained Assets or the Deposit Mark Amount.

3.6    Final Capital One Purchase Price; Final Synovus Purchase Price.

(a)    The final purchase price for the Closing Capital One Acquired Assets and the Closing Capital One Assumed Liabilities (as may be finally determined pursuant to Section 3.6 and Section 3.8, the “Final Capital One Purchase Price”) shall be an amount, determined as of the Cut-Off Time, equal to the Capital One Purchase Price. If the Final Capital One Purchase Price is greater than the Estimated Capital One Purchase Price paid by Capital One at the Closing, Capital One shall, within five (5) Business Days following the determination of the Final Capital One Purchase Price, remit the difference to Parent, together with interest on such amount at the Federal Funds Rate divided by three hundred sixty five (365) for each day during the period from the Closing Date to the date of such payment. If the Final Capital One Purchase Price is less than the Estimated Capital One Purchase Price paid by Capital One at the Closing, Parent shall, within five (5) Business Days following the determination of the Final Capital One Purchase Price, remit the difference to Capital One together with interest on such amount at the Federal Funds Rate divided by three hundred sixty five (365) for each day during the period from the Closing Date to the date of such payment.

(b)    The final purchase price for the Synovus Acquired Assets and the Synovus Assumed Liabilities (as may be finally determined pursuant to Section 3.6 and Section 3.8, the “Final Synovus Purchase Price”) shall be an amount, determined as of the Cut-Off Time, equal to the Synovus Purchase Price. If the Final Synovus Purchase Price is greater than the Estimated Synovus Purchase Price paid by Synovus at the Closing, Synovus shall, within five (5) Business Days following the determination of the Final Capital One Purchase Price, remit the difference to Parent, together with interest on such amount at the Federal Funds Rate divided by three hundred sixty five (365) for each day during the period from the Closing Date to the date of such payment. If the Final Synovus Purchase Price is less than the Estimated Synovus Purchase Price paid by Synovus at the Closing, Parent shall, within five (5) Business Days following the determination of the Final Synovus Purchase Price, remit the difference to Synovus together with interest on such amount at the Federal Funds Rate divided by three hundred sixty five (365) for each day during the period from the Closing Date to the date of such payment.

(c)    Upon determination of the Final Synovus Purchase Price, if greater or less than the Estimated Synovus Purchase Price, Capital One and Synovus shall cooperate to effect an appropriate, corresponding adjustment to the Subsequent Closing Purchase Price, for avoidance of doubt, giving effect to the differences between (x) the calculation of the Subsequent Closing Purchase Price based on the applicable components of the Estimated Synovus Purchase Price calculation and (y) a recalculation of the Subsequent Closing Purchase Price using the corresponding components of the Final Synovus Purchase Price calculation and taking into account the determination of the final Deposit Mark Amount in accordance with the Brokered CD Curve Discount Methodology. As applicable, Capital One shall remit the applicable difference to Synovus, or Synovus shall remit the applicable difference to Capital One, in either case together with interest on such amount at the Federal Funds Rate divided by three hundred sixty five (365) for each day during the period from the Closing Date to the date of such payment.

(d)    Payments made pursuant to Section 3.6(a), (b) or (c) shall be remitted by a wire transfer of immediately available U.S. dollars to an account designated in writing by the party to which payment is due. Wire instructions shall be forwarded to the paying party no later than two (2) Business Days prior to the date that such payment is to be made. For avoidance of doubt, the payments required to be made pursuant to Section 3.6(a), (b) and (c) shall be made at the same time and no party shall be required to make any payment thereunder before the time that any other payment due thereunder is made. In the event that a payment is required to be made both pursuant to Section 3.6(b) and (c), the parties will in good faith cooperate to net the required payments under such Sections such that Capital One or Parent, as the case may be, may make payment directly to Parent or Capital One, as the case may be, such that the economic result is the same as if payment had first been made by or to Synovus and then by or to Capital One, as applicable.

3.7    Power of Attorney. Effective immediately following the Subsequent Closing, Seller hereby irrevocably names, constitutes and appoints (a) Capital One and Capital One’s officers, agents, employees and representatives its duly authorized attorney and agent with full power and authority to endorse in Seller’s name, any checks received as payments on Accounts and (b) Synovus and Synovus’s agents, employees and representatives its duly authorized attorney and agent with full power and authority to execute in Seller’s name any assignment or documentation related to the Deposit Contracts and the Deposit Liabilities as may be necessary or appropriate to maintain and administer the Deposit Contracts and the Deposit Liabilities following the Subsequent Closing, such power of attorney to be irrevocable and coupled with an interest.

3.8    Dispute Resolution.

(a)    If Parent disputes the calculation of the Final Capital One Purchase Price or the Final Synovus Purchase Price set forth in the Valuation Statement, then Parent shall submit such objections in writing to Capital One and Synovus, stating in reasonable detail the reason and basis for any such objections (such writing, an “Objection Notice”), within thirty (30) days after delivery by Capital One to Parent and Synovus of the Valuation Statement. Parent, Synovus and Capital One will in good faith discuss and seek to resolve any disputes regarding the contents of the Valuation Statement. If no Objection Notice is received by Capital One and Synovus on or before the last day of such thirty (30) day period, then the Valuation Statement delivered to Parent and Synovus shall be final and binding on the parties. Parent shall not be permitted to deliver more than one Objection Notice.

(b)    In the event Capital One, Synovus and Parent are unable to resolve any dispute regarding the contents of the Valuation Statement within thirty (30) days after delivery by Parent to Capital One and Synovus of an Objection Notice, Parent, Synovus and Capital One shall submit the items remaining in dispute for resolution to a mutually agreeable nationally recognized independent accounting firm (which such independent accounting firm shall not be, for the avoidance of doubt, the auditor of Parent, Capital One, Synovus or any of their respective Affiliates) (such accounting firm being referred to herein as the “Accountants”). Parent, Synovus and Capital One shall direct the Accountants to determine and report to Capital One, Synovus and Parent, within forty-five (45) days after such submission, whether and to what extent the Final Capital One Purchase Price or the Final Synovus Purchase Price requires adjustment in accordance with this Agreement based only on the remaining disagreements validly submitted to the Accountants, and such report shall (absent manifest error) be final, binding and conclusive on Capital One, Synovus and Parent. Capital One, Synovus and Parent shall cooperate in assisting the Accountants in their review, including by providing the Accountants reasonable access to all files, books and records relevant thereto and providing such other information as the Accountants may reasonably request in connection with any such review, subject to entry into a customary confidentiality agreement. None of Parent, Capital One, Synovus or any of their Representatives will engage in any ex parte communications with the Accountant relating to the disputed items. The fees and disbursements of the Accountants shall be allocated between Capital One, Synovus and Parent in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Accountants that is unsuccessfully disputed by each such party (as finally determined by the Accountants) bears to the total amount of such remaining disputed items so submitted, provided Synovus shall not be responsible for any fees or disbursements of the Accountants to the extent arising from disputes or reviews in which it did not participate pursuant to Section 3.8(d). In the event the determination made by the Accountants requires a party to make payment to another party of any additional amount, such party shall make such payment no later than five (5) Business Days following receipt from the Accountants of written notice to all parties of such determination plus interest on any amount due at a rate equal to the Federal Funds Rate divided by three hundred sixty-five (365) for each day during the period from the Closing Date through the date of payment.

(c)    If Synovus disputes the calculation of items involving the Deposit Liabilities, other Synovus Retained Liabilities, Synovus Retained Assets or the Deposit Mark Amount set forth in the Valuation Statement, then Synovus shall submit such objections in writing to Capital One and Seller, stating in reasonable detail the reason and basis for any such objections (such writing, a “Deposit Objection Notice”), within thirty (30) days after delivery by Capital One to Synovus of the Valuation Statement pursuant to Section 3.5. Synovus and Capital One will in good faith discuss and seek to resolve any disputes regarding the Deposit Mark Amount, and Synovus, Capital One and Parent will in good faith discuss and seek to resolve any other disputes set forth in the Deposit Objection Notice. If no Deposit Objection Notice is received by Capital One on or before the last day of such thirty (30) day period, then the Deposit Mark Amount and any other items involving the Deposit Liabilities, other Synovus Retained Liabilities and Synovus Retained Assets set forth in the Valuation Statement shall be final and binding upon Capital One, Synovus and Parent, as applicable. In the event that Capital One, Synovus and Parent are unable to resolve any dispute regarding the Valuation Statement within such thirty (30) day period, any objection by Synovus will be finally determined in accordance with Section 3.8(b), mutatis mutandis.

(d)    Notwithstanding anything in this Section 3.8 to the contrary, Synovus’s participation in any dispute or review process under this Section 3.8 shall be limited to items involving the Deposit Liabilities, other Synovus Retained Liabilities, Synovus Retained Assets or the Deposit Mark Amount.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1    Representations and Warranties of Parent and Seller. Except as set forth in the Seller Disclosure Schedule, each of Parent and Seller hereby jointly and severally represents and warrants to each of Capital One and Synovus as follows as of the date hereof and as of the Closing Date (except to the extent any such representation or warranty is expressly made as of an earlier date, in which case as of such earlier date):

(a)    Organization. Seller is a banking corporation duly incorporated and validly existing and in good standing under the laws of the State of Nebraska. Parent is a corporation duly incorporated and validly existing and in good standing under the laws of the State of Delaware. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Assets, the Assumed Liabilities or the Program, each of Seller and Parent has the requisite corporate power and authority to own, operate and hold the Acquired Assets and the Assumed Liabilities owned, operated and held by it and to conduct the respective businesses currently conducted by them, including with respect to the Program. Each of the Parent and Seller is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership of the Acquired Assets or holding the Assumed Liabilities makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Seller owns all of the outstanding capital stock of WFB Funding Corp., free and clear of all Liens (other than any restrictions on transfer imposed by federal and state securities laws). Seller and WFB Funding Corp. collectively own all of the outstanding membership interest of WFB Funding, free and clear of all Liens (other than any restrictions on transfer imposed by federal and state securities laws). Each of the Acquired Entities is a corporation or limited liability company duly incorporated or organized and validly existing and in good standing under the laws of the state of its formation and, except as would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Assets, the Assumed Liabilities or the Program, has the requisite corporate and limited liability company power and authority to own, operate and hold the Acquired Assets and the Assumed Liabilities owned, operated and held by it and to conduct the respective businesses currently conducted by it. Each of the Acquired Entities is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership of the Acquired Assets or holding the Assumed Liabilities makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Acquired Entities has any subsidiaries or owns any capital stock or other equity interest in any other Person, except that WFB Funding Corp. owns the membership interests in WFB Funding specified on Schedule 4.1(a) of the Seller Disclosure Schedule and WFB Funding owns the transferor interest in the Master Trust and beneficial interest in the Trust under the Securitization Documents.

(b)    Capacity; Authority; Validity. Seller and Parent each has all necessary corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements, and to perform all of the obligations to be performed by it under this Agreement and the Ancillary Agreements. Each of the Seller and Parent has all necessary entity power and authority to execute and deliver the Purchase Agreements to which it is a party and the Securitization Transfer Agreement, and to perform all of its obligations thereunder. The execution and delivery of this Agreement by Seller and Parent and (assuming approval by the stockholders of Parent of the transactions contemplated by the Merger Agreement) the consummation by Seller and Parent of the transactions contemplated hereby, by the Ancillary Agreements and by such Purchase Agreements and such Securitization Transfer Agreement have been duly and validly authorized by all necessary action of Seller and Parent, as applicable, and this Agreement, the Purchase Agreements and the Ancillary Agreements to be executed by them on the date hereof have been duly executed and delivered by Seller and Parent. This Agreement, such Purchase Agreements and the Ancillary Agreements constitute the valid and binding obligation of Seller and Parent, enforceable against each of them in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”). The Ancillary Agreements to be executed after the date hereof and such Securitization Transfer Agreement, when executed and delivered by the Seller will constitute the valid and binding obligation of the Seller enforceable against Seller in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(c)    Consents and Approvals; Conflicts; Defaults.

(i)    Schedule 4.1(c)(i) of Seller Disclosure Schedule sets forth all material consents, approvals, waivers, registrations, permits, authorizations, notices or filings required to be obtained by Parent, Seller or any Acquired Entity or any of their respective subsidiaries from, or to be given by Parent, Seller or any Acquired Entity or any of their respective subsidiaries to, or made by Parent, Seller or any Acquired Entity or any of their respective subsidiaries with, any Governmental Authority, in connection with the execution, delivery and performance by such Person of this Agreement, the Purchase Agreements, the Securitization Transfer Agreement and any Ancillary Agreement to which such Person is a party and the consummation of the transactions contemplated hereby and thereby (the “Seller Required Approvals”).

(ii)    None of the execution and delivery by Seller or Parent of this Agreement, the consummation of the transactions contemplated by this Agreement by Seller or Parent, the execution and delivery by Seller or Parent of the Ancillary Agreements or the consummation of the transactions contemplated thereby, or the execution and delivery of the Purchase Agreements to which it is a party and Securitization Transfer Agreement by Seller or the consummation of the transactions by the Seller of the transactions contemplated thereby do or will, assuming the receipt of the Seller Required Approvals, the Synovus Required Approvals and the Capital One Required Approvals, (A) conflict with, result in the breach of, constitute a default under, or accelerate the performance required by, the terms of any order or Law by which Parent, Seller or any Acquired Entity or any of their respective subsidiaries is bound; (B) violate the articles of incorporation or bylaws or any other equivalent organizational document of Parent, Seller or any Acquired Entity or any of their respective subsidiaries; (C) require any consent, approval, waiver, registration, permit, authorization, notice or filing under any Law, permit, license or agreement to which Parent, Seller or any Acquired Entity or any of their respective subsidiaries is a party or by which Parent, Seller or any Acquired Entity or any of their respective subsidiaries is bound; or (D) except as set forth on Schedule 4.1(c)(ii)(D) of the Seller Disclosure Schedule, require the consent, approval, waiver, registration, permit, authorization, notice or filing to or of any third party (such items referred to in this clause (D), “Third-Party Consents”), other than (1) approvals of Governmental Authorities, if any, which have been obtained, (2) items in clauses (A), (C) and (D), which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (3) items to the extent arising solely as a result of the Merger (but not the transactions contemplated by this Agreement).

(d)    Title to Acquired Assets.

(i)    Except as would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Assets, the Assumed Liabilities or the Program, Seller or an Acquired Entity has good and valid title to the Acquired Assets free and clear of any Lien (other than any Permitted Lien). Other than the Acquired Entities (and, to the extent constituting equity, any outstanding Notes), the Acquired Assets do not include any equity interest in any Person. Assuming the receipt of all Capital One Required Approvals, Synovus Required Approvals, Seller Required Approvals and Third-Party Consents, upon consummation of the transactions contemplated by this Agreement, including the execution and delivery of any necessary instruments of assignment and bills of sale in accordance with the terms hereof, (A) all the right, title and interest of the Seller in and to the Acquired Assets will be validly vested in Capital One and/or Synovus (as applicable), free and clear of all Liens other than Permitted Liens and (B) Capital One and/or Synovus (as applicable) will have acquired good and marketable title in and to each Acquired Asset free and clear of all Liens other than Permitted Liens.

(ii)    Other than this Agreement and any restrictions imposed on the disposition of assets under the Securitization Documents, there are no outstanding options, other rights, arrangements, commitments or obligations of Parent, Seller or any of their respective subsidiaries, at any time or upon the occurrence of certain events, to offer, sell, transfer or otherwise dispose of any of the Acquired Assets.

(iii)    Except as would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Assets, the Assumed Liabilities or the Program, assuming the receipt of all Third-Party Consents, the Acquired Assets and the rights of Capital One under the Ancillary Agreements, will include, as of the Closing Date, all the assets, properties, rights and interests necessary for Capital One to conduct the Program in substantially the same manner as currently conducted by Seller and its subsidiaries.

(e)    Litigation.    There is no civil, criminal or administrative action, suit, demand, claim, hearing, proceeding or investigation pending or, to the Knowledge of Seller,

threatened, against or relating to Parent, Seller, any Acquired Entity, the Acquired Assets, the Program or the transactions contemplated by this Agreement, the Purchase Agreements, the Securitization Transfer Agreement or any Ancillary Agreement, other than those that would not, individually or in the aggregate, have a Material Adverse Effect. None of Parent, Seller, any Acquired Entity, the Acquired Assets or the Program is subject to any order, writ, judgment, award, injunction or decree of any court or governmental or regulatory authority of competent jurisdiction or any arbitrator or arbitrators, other than those that would not, individually or in the aggregate, have a Material Adverse Effect.

(f)    Credit Card Agreements.

(i)    Seller has provided to Capital One and Synovus true and complete copies of each version of the Credit Card Agreements currently in effect and used under the Program that governs the terms of the Accounts as of the date hereof and all forms of modifications, amendments, supplements or other changes thereto (other than Ordinary Course Modifications).

(ii)    Except to the extent that any of the following would not, individually or in the aggregate, have a Material Adverse Effect:

(A)    Each Credit Card Agreement for an Account is the legal, valid and binding obligation of Seller, and to the Knowledge of Seller, the Accountholder and is enforceable in accordance with its terms subject to Bankruptcy and Equity Exceptions;

(B)    All Accounts are governed by a Credit Card Agreement and Seller (itself or through one or more of its Affiliates or third party service providers) has, since December 31, 2014, performed in all respects the obligations required to be performed by it under the Credit Card Agreements;

(C)    None of Seller or any of its Affiliates is in default under, and no event has occurred with respect to Seller or any of its Affiliates, which, with notice or the lapse of time or both, will or is reasonably likely to result in a default by Seller under any such Credit Card Agreement;

(D)    The terms of such Credit Card Agreements have not been waived, altered or modified in any material respect except by written instruments contained in the Account Documentation or the Accountholder Master File; and

(E)    Except pursuant to terms set forth in the Credit Card Agreements provided to Capital One and Synovus, the terms of the Credit Card Agreements may be changed by Capital One and Synovus subject only to compliance with the requirements of applicable Law regarding changing the terms of a revolving line of credit account.

(g)    Accuracy of Credit Card Operations; Accounts; Account Documentation; Account Holder Master File; Accountholder Indebtedness. Except to the extent that any of the following would not, individually or in the aggregate, have a Material Adverse Effect:

(i) When delivered, the Account Documentation, the Accountholder List and each Accountholder Master File (x) will be true and correct in all respects and (y) will reflect in all respects the terms and conditions of the Accounts listed therein on the date of delivery. The books and records that constitute Acquired Assets hereunder are true and complete in all material respects and have been maintained fully, properly and accurately, in accordance in all material respects with applicable Law.

(ii) Since December 31, 2014, Seller has complied with Seller’s Policies and Procedures, including with respect to the charge-off of accounts under the Program, including the processing and coding of accounts that should have been charged off (the “Charge-Off Policies”), the current version (as of the date hereof) of which has been made available to Capital One and Synovus. Seller’s Policies and Procedures comply with applicable Law in all respects.

(iii) A Credit Card has been issued in connection with each Account. Each Account (A) is a valid and legally binding obligation of each Accountholder thereon in the full amount thereof set forth in the books and records that constitute Acquired Assets hereunder, (B) is, to the Knowledge of Seller, enforceable against such Accountholders in accordance with its terms, subject to any claims and defenses asserted by such Accountholder with respect to disputed transactions and bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer and other laws affecting creditors’ rights generally and to general equitable principles, and (C) is not subject to any claim of usury against Seller or of fraud or offset, recoupment, adjustment or any other valid and cognizable claim or defense of an Accountholder.

(iv) Since December 31, 2014 through the date hereof, Seller has not effected any change to Seller’s Policies and Procedures or to the Charge-Off Policies or its policies and procedures relating to risk management, underwriting, re-aging, collection, origination and delinquency, except for: (A) changes made in the ordinary course of business consistent with past practice or the transactions contemplated hereby or by the Merger Agreement or (B) changes required by, or advisable pursuant to, applicable Law or the Federal Financial Institutions Examination Council’s Uniform Retail Credit Classification and Account Management Policy.

(v) All Accounts have been solicited, originated, created, maintained and serviced by Seller or its Affiliates in accordance with applicable Law, the applicable Credit Card Agreements and Seller’s Policies and Procedures. All marketing activities (including marketing activities conducted by third parties) conducted in connection with all Accounts, applications for Accounts and the Program comply with applicable Law. The interest rates, fees and charges in connection with the Accounts comply with applicable Law and the applicable Credit Card Agreements. All Accounts that are secured by collateral have been secured by a valid, perfected and enforceable Lien on the secured property described in the applicable security agreement. A list of all Accounts that have an annual percentage rate that cannot be changed by Capital One or Synovus because of the terms of the applicable Credit Card Agreements, applicable Law or any marketing material will be provided by Seller to Capital One and Synovus at or prior to the Closing.

(vi)    Applications submitted by Accountholders to Seller or any of its Affiliates with respect to the Accounts have been evaluated in all respects in accordance with applicable Law and such Seller’s Policies and Procedures. All disclosures made in connection with the Accounts complied in all respects with the provisions of applicable Law at the time such disclosures were made. As of the date hereof, applicable Law does not require any supplemental disclosures that have not already been made.

(vii)    The terms and conditions of each Account comply with applicable Law and the applicable Credit Card Agreement to which they relate.

(viii)    With respect to Accountholder Indebtedness: (A) such Accountholder Indebtedness has arisen under an Account and (B) such Accountholder Indebtedness has been originated in compliance with all requirements of Law applicable to Seller and pursuant to a Credit Card Agreement. Each of the Charged Off Accounts has been charged off by Seller in accordance with Seller’s Policies and Procedures and applicable Law.

(ix)    Seller and its Affiliates have not, since December 31, 2014, made any material billing error resulting in claims by Accountholders involving the Accounts or the Accountholder Indebtedness.

(x)    Each Account relates to the extension of credit and the advancement of monies on a revolving basis and would be considered a credit card account under Regulation Z of the Board of Governors of the Federal Reserve System.

(h)    Compliance with Laws. Except to the extent that any of the following would not, individually or in the aggregate, have a Material Adverse Effect:

(i)    Since December 31, 2014, the Accounts and Credit Card Agreements related thereto were solicited, originated and have complied with all applicable Laws;

(ii)    Parent and Seller have, since December 31, 2014, complied with all Laws with respect to the solicitation, origination, maintenance and servicing of the Accounts, including any change in the terms of any Account, and the operation of the Program;

(iii)    Parent and Seller have implemented policies and procedures reasonably designed to prevent, detect and mitigate the risk of identity theft in the Accounts and has, since December 31, 2014, complied with such policies and all applicable Law relating to the protection of the confidential information and privacy rights of the Accountholders or Account applicants;

(iv)    Since December 31, 2014, neither Parent nor Seller has received any notice from any Governmental Authority alleging any noncompliance with any applicable Law with respect to the Acquired Assets, the Assumed Liabilities or its operation of the Program; and

(v)    Seller has all governmental authorizations and permits necessary in respect of the Acquired Assets, the Assumed Liabilities and the operation of the Program as currently conducted.

(i)    Absence of Certain Changes or Events. Since December 31, 2015, (A) Seller (itself or through one or more of its Affiliates or third party service providers), with respect to the Program, the Acquired Assets and the Assumed Liabilities, (1) has conducted and serviced the Program in the ordinary course of business consistent with past practice and Seller’s Policies and Procedures and (2) has not implemented any changes to the terms and conditions contained in the Credit Card Agreements except for Ordinary Course Modifications and (B) there has not been a Material Adverse Effect.

(j)    Securitization. Except to the extent that any of the following would not, individually or in the aggregate, have a Material Adverse Effect, (i) the Pooling and Servicing Agreement is not required to be qualified under the Trust Indenture Act of 1939, as amended; (ii) neither the Master Trust nor the Trust is required to be registered as an “investment company” under the Investment Company Act of 1940, as amended: (iii) WFB Funding is the sole owner of the transferor interest under the Securitization Documents and the other certificates issued pursuant thereto set forth in Schedule 1.1(i); (iv) as of the date hereof, the listing of the Securitization Documents set forth in Schedule 1.1(i) is a true, accurate and complete list of the contracts and other documents relating to the Master Trust and the Trust and all such contracts and other documents have been made available to Capital One and Synovus; (v) as of the date hereof, each Securitization Document that is a Contract is a valid, legally binding agreement of the Seller or a subsidiary thereof that is party thereto, subject to the Bankruptcy and Equity Exceptions, and Seller, and to the Knowledge of Seller, each other party thereto, is in compliance with its obligations thereunder; and (vi) the transferor or any issuing entity previously established, directly or indirectly, by the transferor or any affiliate of the transferor has satisfied, to the extent applicable, the Registrant Requirements in General Instructions I.A.1.(a), (b) and (c) of Form SF-3 during the twelve calendar months and any portion of the month immediately preceding the date of this Agreement with respect to previous offerings of asset-backed securities involving the same asset class as the asset class backing the Notes.

(k)    Finders or Brokers. Neither Parent nor Seller has agreed to pay any fee or commission to any agent, broker, finder, or other Person, and there is no such Person that has been retained or authorized to act on behalf of Parent or Seller, for or on account of services rendered as a broker or finder in connection with this Agreement or the transactions contemplated hereby which would give rise to any valid claim against Capital One, Synovus or any of their respective Affiliates for any brokerage commission or finder’s fee or like payment.

(l)    Regulatory Matters.

(i)    There are no pending, or to the Knowledge of Seller, threatened disputes or controversies (including with respect to capital requirements) as of the date hereof between Seller or any of its Affiliates and any Governmental Authority (or any

capital plan, supervisory agreement or order with any Governmental Authority entered into or binding upon Seller or any of its Affiliates) that (A) would reasonably be expected to prevent Seller from being able to perform its obligations under this Agreement or (B) would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby. As of the date hereof, (x) neither Seller nor any of its Affiliates has received any indication from any Governmental Authority that such Governmental Authority will oppose the transactions contemplated hereby and (y) neither Seller nor any of its Affiliates expects any Governmental Authority required to provide a Seller Required Approval to oppose or not grant such Seller Required Approval. Neither Seller nor any of its Affiliates is subject to any cease-and-desist or other similar order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking with any Governmental Authority that prohibits the consummation of this Agreement or the transactions contemplated hereby.

(ii)    Seller was rated at least satisfactory following its most recent CRA examination by the regulatory agency responsible for its supervision prior to the date hereof. Neither Parent nor Seller has received any written notice prior to the date hereof of any planned or threatened objection by any banking community group to the transactions contemplated hereby. As of the date hereof: (A) Seller is and will be at least “well-capitalized” (as that term or any replacement term therefor is defined from time to time in regulations applicable to Seller’s capital); and (B) Seller meets all capital requirements, standards and ratios required by each state or federal bank regulator with jurisdiction over Seller, including any such higher requirement, standard or ratio as applied to Seller by state or federal bank regulator.

(m)    Contracts; Deposits.

(i)    Except as specifically described in a correspondingly labeled subsection of Schedule 4.1(m)(i) of the Seller Disclosure Schedule, a true and complete copy of each Assumed Contract and each Deposit Contract, together with any amendments, supplements, modifications, exhibits, schedules or other documents related thereto, has been made available to Capital One (in the case of the Assumed Contracts) and Synovus (in the case of the Deposit Contracts) prior to the date of this Agreement.

(ii)    Except to the extent that any of the following would not, individually or in the aggregate, have a Material Adverse Effect:

(A)    Each Assumed Contract and each Deposit Contract is a legal, valid and binding obligation of the Seller and, to the Knowledge of Seller, of each other party thereto, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) and is in full force and effect;

(B)    Neither Seller nor, to the Knowledge of Seller, any counterparty or counterparties, is or has been in breach of any provision of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, right of termination or acceleration of performance of or any change in the then-prevailing terms under any Assumed Contract or any Deposit Contract in any respect; and

(C)    None of the Assumed Contracts or the Deposit Contracts: (A) limit in any respect (1) the ability of Capital One to operate the Program or any other business or (2) the manner in which, or the localities in which, the Program, or following the consummation of the transactions contemplated hereby, Capital One’s or Synovus’s businesses, is or would be conducted, (B) grant any right of first refusal or right of first offer or similar right with respect to any Acquired Asset or that limits or purports to limit the ability of Seller or any of its Affiliates or, following the consummation of the transactions contemplated hereby, Capital One, Synovus or any of their respective Affiliates to own, operate, sell, transfer, pledge or otherwise dispose of any amount of assets or business, (C) provide for any future payments that are conditioned, in whole or in part, on a sale of the Acquired Assets or change of control or similar event of the Parent or any modification to the Program or (D) contain exclusivity provisions binding on the Seller or any of its Affiliates or, following the consummation of the transactions contemplated hereby, Capital One or Synovus.

(iii)    All Deposit Liabilities that comprise a part of the Synovus Assumed Liabilities (the “Synovus Assumed Deposits”) have been opened, originated, brokered, funded, maintained and administered in compliance in all material respects with all applicable Laws and applicable Deposit Contracts. All of the Synovus Assumed Deposits are held in the United States and insured by the FDIC to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid when due. As of the date of this Agreement, Seller has not received written notice from any holder of a Synovus Assumed Deposit that such holder intends to withdraw or request the return of such Synovus Assumed Deposit.

(iv)     The terms of all Deposit Contracts with respect to the Synovus Assumed Deposits legally permit the financial institution holding the deposit to, or do not prohibit such institution’s ability legally to, unilaterally assign, transfer, terminate or modify such agreements without the consent of the counterparty thereto and without penalty, including as contemplated by this Agreement, subject to applicable law and the delivery of any notices required by such agreements.

(v)    To the knowledge of Seller, except as is in the aggregate not material, none of the Synovus Assumed Deposits is subject to any encumbrance or legal restraint or other legal process.

(vi)    Seller has determined in good faith and in accordance with applicable Laws as of the Closing Date that, except as is in the aggregate not material, no Synovus Assumed Deposits have or will become subject to escheat, in the calendar year in which the Closing occurs, to any Governmental Authority pursuant to applicable escheat and unclaimed property Laws.

(vii)    Schedule 4.1(m)(vii) sets forth a correct list of the deposits of Seller constituting Deposit Liabilities and outstanding as of the date of this Agreement.

(viii)    As of the date hereof and the Closing Date, Seller has no insured deposit liabilities other than the commercially originated brokered Deposit Liabilities set forth on Schedule 4.1(m)(vii) that are Synovus Assumed Deposits, and except as set forth on Schedule 4.1(m)(viii).

(n)    Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the ownership and operation of the Acquired Assets, the Assumed Liabilities and the Program by or on behalf of Seller, the content thereof, and the use, collection, storage and dissemination of data in connection therewith, including with respect to the Parent Marks and the Parent Licensed Marks, do not infringe, misappropriate or otherwise violate in any material respect the intellectual property rights of any third party, and (ii), to the Knowledge of Seller, no third party has made any allegation of infringement, misappropriation or other violation regarding the same.

(o)    Financial Statements and Account Level Data.

(i)    True and complete copies of the following financial statements, including the related notes, where applicable (collectively, the “Financial Statements”) are attached as Schedule 4.1(o)(i) of the Seller Disclosure Schedule: (i) the audited consolidated balance sheets of Seller and its subsidiaries as of December 31, 2016, December 31, 2015 and December 31, 2014 and the related audited consolidated statements of income, statements of stockholder’s equity and statements of cash flows for the years ended December 31, 2016, December 31, 2015 and December 31, 2014 and (ii) the unaudited consolidated balance sheet of Seller and its subsidiaries as of June 30, 2016 and the related unaudited statement of income for the six months ended June 30, 2016.

(ii)    Except to the extent that any of the following would not, individually or in the aggregate, have a Material Adverse Effect:

(A)    Each of the Financial Statements has been prepared from, and is in accordance with, the books of account and other financial records of Seller, in accordance with GAAP consistently applied throughout the period indicated, and presents fairly, in all material respects, the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Seller and its subsidiaries for the respective fiscal periods or as of the respective dates covered thereby.

(B)    All of the Acquired Assets and Assumed Liabilities are properly reflected in accordance with GAAP in the Financial Statements and, except as set forth on Schedule 4.1(o)(ii)(B) of the Seller Disclosure Schedule, there are no other assets or liabilities reflected in the Financial Statements other than the Acquired Assets and the Assumed Liabilities, in each case for the respective fiscal periods and as of the respective dates covered thereby. The account level data delivered by Seller to Capital One on May 9, 2016 and, August 10, 2016 is true and correct in all respects as of the date delivered.

(p)    Employee Matters.

(i)    Schedule 4.1(p)(i) of the Seller Disclosure Schedule lists all Business Plans. As of the date hereof, Seller has made available to Capital One copies of each Business Plan. No Business Plan is maintained outside the United States. There are no Employee Plans that are (or are required to be) sponsored, maintained, or contributed to by any Acquired Entity or with respect to which any Acquired Entity is a party or obligor.

(ii)    No Business Plan is subject to Title IV of ERISA, none of the Business Plans are multiemployer plans (within the meaning of § 3(37) of ERISA) and neither Seller nor any of its ERISA Affiliates contributes to, has contributed to or has any liability with respect to a multiemployer plan or an Employee Plan subject to Title IV of ERISA. None of the Business Plans is a multiple employer pension plan or a multiple employer welfare arrangement (within the meaning of § 3(40) of ERISA).

(iii)    The Banking Entities have no liability for providing, under any Business Plan or otherwise, any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or coverage, benefits the full cost of which is borne by the retired or former employees or beneficiaries or dependents thereof or benefits provided pursuant to a Business Plan for a period of not more than eighteen (18) months following termination of employment or benefits during any period in which the retired or former employee is receiving severance pay.

(iv)    Except as set forth in Schedule 4.1(p)(iv) of the Seller Disclosure Schedule, no Business Plan provides that the consummation of the transactions contemplated hereby will (A) accelerate the time of payment or vesting of any compensation or benefits, (B) trigger any payment or benefit, (C) trigger any funding of any payments or benefits (through a grantor trust or otherwise) or (D) increase the amount of any payment or benefit due to any Business Employee.

(v)    No Business Plan provides for the gross-up or reimbursement of taxes under Section 409A or 4999 of the Code, or otherwise.

(vi)    There are no employees employed by the Acquired Entities.

(vii)    Schedule 4.1(p)(vii) of the Seller Disclosure Schedule sets forth a complete and accurate list of each Business Employee (such list to be periodically updated, subject to Section 5.8(k), between the date hereof and the Closing Date to reflect hires and terminations in the ordinary course and on terms not inconsistent with Section 5.2(b)(M)) and in the case of each such individual, the following information, if applicable: (A) legal name and title or position; (B) whether such individual is an employee of Parent,

Seller or one of their Affiliates, whether full-time or part-time, whether hourly or salaried and whether exempt or non-exempt; (C) whether absent from active employment or service and, if so, the date such absence commenced and the anticipated date of return to active employment or active service, if known; (D) annual salary or base wage rate, as the case may be, and, if applicable, target bonus and other incentive compensation, (E) accrued unused vacation, sick and other paid-time-off eligibility (F) commencement of service date for purposes of service credit under Business Plans and (G) salary, target bonus and other incentive compensation for the prior twelve (12) month period. If, prior to the Closing Date, Seller hires an individual to fill an Open Role, Seller shall provide Capital One with the information required to be set forth on Schedule 4.1(p)(vii) of the Seller Disclosure Schedule with respect to such individual no later than the third Business Day following such individual’s date of hire. No later than the earlier of (x) five (5) Business Days following the date a Business Employee accepts Capital One’s offer of employment and Capital One notifies Seller in writing of such acceptance and (y) three (3) Business Days prior to the Closing Date, Seller shall provide to Capital One, for each Business Employee who has accepted Capital One’s offer of employment, such Business Employee’s (1) home address, (2), social security number, (3) birth date, (4) gender and (5) any information reasonably requested by Capital One necessary to facilitate the establishment of payroll or benefits administration; provided, however, that Capital One agrees that each offer letter will require, as part of the offer acceptance, that Seller be permitted to provide to Capital One the information set forth in this sentence.

(viii)    With respect to the business of the Banking Entities: (A) the Banking Entities are not currently (and have not been during the past three years) party to, are not in the process of negotiating and are not bound by any collective bargaining agreement or relationship with any labor organization and no labor organization or group of employees has filed any representation petition or made any written or oral demand for recognition; (B) to the Knowledge of Seller, no Business Employee has indicated that he or she is a party to any confidentiality, non-competition, proprietary rights or other such agreement between such employee and any other Person (other than Seller) that would be material to the performance of such employee’s employment duties or the ability of the Banking Entities to conduct their business; (C) except to the extent that any of the following would not, individually or in the aggregate, be reasonably expected to result in material liability to the business of the Banking Entities, there is no (and there has not been within the past three years any) employment-related proceeding, complaint, grievance, inquiry or obligation of any kind, pending or, to the Knowledge of Seller, threatened in any forum, related to an alleged violation or breach by the Banking Entities (or its officers or managers) of any Law or Contract; and (D) to the Knowledge of Seller, no employee or agent of Seller has at any time committed any act or omission giving rise to material liability for any violation or breach identified in clause (C).

(ix)    With respect to the Business Employees, except as, individually and in the aggregate, would not reasonably be expected to result in material liability to the business of the Banking Entities, Seller and its Affiliates have been in compliance with all applicable Laws in respect of employment and employment practices, terms and conditions of employment, wages and hours, social security contributions, tax withholdings, occupational safety and health and employee and contractor classification.

With respect to the Business Employees, Seller and its Affiliates have made timely and proper payment of all amounts payable with respect to employees and independent contractors, including all wages, commissions, bonuses, severance payments, independent contractor payments, reimbursements, other amounts due pursuant to any employment or services agreement, and withholding for income and employment Taxes, or otherwise have made appropriate accruals on their books.

(q)    Tax Matters.

(i)    All material Tax returns required to have been filed with respect to the Acquired Assets or the Assumed Liabilities have been timely filed with the appropriate taxing authority and each such Tax return is true, complete and correct in all material respects.

(ii)    All material Taxes shown to be due on any such Tax returns, and all material Taxes due and attributable to the Acquired Assets or the Assumed Liabilities, have been timely paid, withheld and timely paid over to the appropriate taxing authority, other than those Taxes the failure of which to be paid would neither result in a Lien (other than a Permitted Lien) on the Acquired Assets nor become a liability of Capital One or Synovus.

(iii)    No notice of deficiency or assessment of Taxes has been received in writing from any taxing authority with respect to the Acquired Assets or the Assumed Liabilities that is currently pending or has not been paid in full. There are no Liens (other than Permitted Liens) on any of the Acquired Assets that arose in connection with any failure (or alleged failure) to pay any Tax (whether or not such Tax relates to the Acquired Assets or the Assumed Liabilities).

(iv)    All material Taxes with respect to the Acquired Assets and the Assumed Liabilities required to have been withheld and paid over to the relevant taxing authority in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party have been so withheld and paid over, and each of Parent, Seller and their Affiliates has otherwise complied with all applicable Laws relating to the withholding of Taxes with respect to the Acquired Assets and the Assumed Liabilities.

(v)    Each of the Master Trust, the Trust and WFB Funding is, at all times since its formation (or, in the case of WFB Funding, since the pre-Closing effectiveness of the amendment of its operating agreement as described in Schedule 3.2(a)) has been, and at all times through and including the Closing will be an entity disregarded as separate from its owner for U.S. federal income tax purposes.

(vi)    The Class A Notes are properly treated as indebtedness for all U.S. federal income tax purposes.

(r)    Merger Agreement. Prior to the execution of this Agreement, Parent has provided to Capital One and Synovus a true, correct and complete copy of the Merger

Agreement, as amended, including all exhibits, schedules, annexes and disclosure letters delivered thereunder. As of the date hereof, Parent has no reason to believe that it would be unable to satisfy the condition set forth in Section 6.02 of the Merger Agreement.

(s)    No Other Representations. Each of Parent and Seller acknowledges and agrees that neither Capital One nor Synovus makes any representations or warranties, express or implied, other than as expressly set forth in this Agreement, the Purchase Agreements, the Securitization Transfer Agreement or any Ancillary Agreement.

(t)    Compliance with FDIC Letter. The Seller is in compliance in all material respects with the representations and warranties and covenants of Seller in the Seller’s letter of June 1, 2016 to the Federal Deposit Insurance Corporation (the “FDIC”) and in the Seller’s supplemental letter of March 23, 2017 to the FDIC, and the conditions in the FDIC’s original letter of June 1, 2016 to the Seller and in the FDIC’s supplemental letter of March 23, 2017 (the FDIC’s original letter, as supplemented, the “FDIC Letter”), a true and complete copy of each of which has been made available to Synovus and Capital One.

4.2    Representations and Warranties of Capital One. Except as set forth in the Capital One Disclosure Schedule, Capital One hereby represents and warrants to Seller and Synovus as follows as of the date hereof and as of the Closing Date (except to the extent any such representation or warranty is expressly made as of an earlier date, in which case as of such earlier date):

(a)    Organization. Capital One is a national banking association, validly existing and in good standing under the Laws of the United States. Capital One has the requisite power and authority to own and operate its assets and to carry on its business, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership of its assets makes such qualification necessary, except where the failure to have such power or authority or to be so qualified or in good standing would not have a material adverse effect on Capital One or its ability to consummate the transactions contemplated by this Agreement.

(b)    Capacity; Authority; Validity. Capital One has all necessary corporate power and authority to enter into this Agreement, the Ancillary Agreements and the Purchase Agreements to which it is a party and the Securitization Transfer Agreement and to perform all of the obligations to be performed by it under this Agreement, the Ancillary Agreements and such Purchase Agreements and such Securitization Transfer Agreement. This Agreement, the Ancillary Agreements and such Purchase Agreements and such Securitization Transfer Agreement, and the consummation by Capital One of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action of Capital One, and this Agreement, the Purchase Agreements and the Ancillary Agreements to be executed by it on the date hereof has been duly executed and delivered by Capital One. This Agreement, such Purchase Agreements and the Program Agreement constitute, and the Ancillary Agreements to be executed after the date hereof and such Securitization Transfer Agreement, when executed by Capital One will constitute, the valid and binding obligations of Capital One, enforceable against Capital One in accordance with their respective terms except as such enforcement may be limited by Bankruptcy and Equity Exceptions.

(c)    Conflicts; Defaults.

(i)    There are no consents, approvals, waivers, registrations, permits, authorizations, notices or filings required to be obtained by Capital One or any of its Affiliates from, or to be given by Capital One or any of its Affiliates to, or made by Capital One or any of its Affiliates with, any Governmental Authority, in connection with the execution, delivery and performance by Capital One of this Agreement, the Purchase Agreements to which it is a party, the Securitization Transfer Agreement and any Ancillary Agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby (the “Capital One Required Approvals”).

(ii)    Neither the execution and delivery by Capital One of this Agreement, the Ancillary Agreements or the Purchase Agreements to which it is a party or the Securitization Transfer Agreement, nor the consummation by Capital One of the transactions contemplated hereby and thereby will, assuming the receipt of the Seller Required Approvals, the Synovus Required Approvals and the Capital One Required Approvals (A) conflict with, result in the breach of, constitute a default under, or accelerate the performance required by, the terms of any order, Law, contract, instrument or commitment to which Capital One or any of its Affiliates is a party or by which Capital One or any of its Affiliates is bound; (B) violate the articles of incorporation or bylaws or any other equivalent organizational document of Capital One or any of its Affiliates or (C) except for the items specified in Section 4.1(c)(i) of the Seller Disclosure Schedule, require any consent, approval, waiver, registration, permit, authorization, notice or filing under any Law, permit, license or agreement to which Capital One or any of its Affiliates is a party (other than (1) approvals of Governmental Authorities, if any, which have been obtained and (2) items in clauses (A) and (C), that would not have a material adverse effect on Capital One’s ability to consummate the transactions contemplated hereby). Neither Capital One nor any of its Affiliates is subject to any agreement with any Governmental Authority which would prevent the consummation by Capital One of the transactions contemplated by this Agreement and such Purchase Agreements and such Securitization Transfer Agreement. No receiver or conservator has been appointed for Capital One nor has any proceeding been instituted or, to the Knowledge of Capital One, threatened for such appointment.

(d)    Litigation. There is no civil, criminal or administrative action, suit, demand, claim, hearing, proceeding or investigation pending or, to the Knowledge of Capital One, threatened against or relating to Capital One or any of its Affiliates other than those that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Capital One’s ability to consummate the transactions contemplated hereby, by the Ancillary Agreements, the Purchase Agreement or the Securitization Transfer Agreement.

(e)    Licenses. Capital One is, and will be as of the Closing Date and thereafter, a member in good standing with the Payment Networks associated with the Accounts and is, and will be as of the Closing Date, licensed and duly qualified in all jurisdictions in the United States necessary to participate in the Payment Networks card programs and to service the Accounts in accordance with all applicable Laws.

(f)    Compliance with Laws. Capital One and its Affiliates are in compliance with all Laws applicable to its business, except for such noncompliance that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Capital One’s ability to consummate the transactions contemplated by this Agreement. As of the date hereof, neither Capital One nor any of its Affiliates has received any notice of or been charged by, and to the Knowledge of Capital One there is not, any Governmental Authority alleging the violation of any Laws applicable to Capital One’s or any of its Affiliates’ business that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Capital One’s ability to consummate the transactions contemplated by this Agreement.

(g)    Regulatory Matters.

(i)    There are no pending, or to the Knowledge of Capital One, threatened disputes or controversies (including with respect to capital requirements) as of the date hereof between Capital One or any of its Affiliates and any Governmental Authority (or any capital plan, supervisory agreement or order with any Governmental Authority entered into or binding upon Capital One or any of its Affiliates) that (A) would reasonably be expected to prevent Capital One from being able to perform its obligations under this Agreement or (B) would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby. As of the date hereof, (x) neither Capital One nor any of its Affiliates has received any indication from any Governmental Authority that such Governmental Authority will oppose the transactions contemplated hereby and (y) neither Capital One nor any of its Affiliates expects any state or federal bank regulator with supervisory jurisdiction over Capital One to oppose the transactions contemplated hereby. As of the date hereof, neither Capital One nor any of its Affiliates is subject to any cease-and-desist or other similar order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, any Governmental Authority or is a party to any commitment letter or similar undertaking that prohibits the consummation of this Agreement or the transactions contemplated hereby.

(ii)    Capital One was rated at least satisfactory following its most recent CRA examination by the regulatory agency responsible for its supervision prior to the date hereof. Neither Capital One nor any of its Affiliates has received any written notice prior to the date hereof of any planned or threatened objection by any banking community group to the transactions contemplated hereby. As of the date hereof, both currently and after giving effect to the transactions contemplated hereby (on a pro forma basis): (A) Capital One is and will be at least “well-capitalized” (as that term or any replacement term therefor is defined from time to time in regulations applicable to Capital One’s capital); and (B) Capital One meets all capital requirements, standards and ratios required by each state or federal bank regulator with jurisdiction over Capital One, including any such higher requirement, standard or ratio as applied to Capital One by state or federal bank regulator.

(h)    Source of Funding. Capital One has, and on the Closing Date will have, the necessary funds to complete the transactions contemplated in this Agreement in accordance with the terms hereof.

(i)    Finders or Brokers. Capital One has not agreed to pay any fee or commission to any agent, broker, finder, or other Person, and there is no such Person that has been retained or authorized to act on behalf of Capital One, for or on account of services rendered as a broker or finder in connection with this Agreement or the transactions contemplated hereby which would give rise to any valid claim against Seller, Synovus or any of their respective Affiliates for any brokerage commission or finder’s fee or like payment.

(j)    No Other Representations.

(i)    Capital One acknowledges and agrees that neither Parent, Seller nor Synovus makes any representations or warranties, express or implied, with respect to the Acquired Assets other than the representations and warranties of Parent and Seller expressly set forth in Section 4.1 of this Agreement, the Purchase Agreements, the Securitization Transfer Agreement or any Ancillary Agreement to which Parent or Seller is a Party and the representations and warranties of Synovus set forth in Section 4.3 of this Agreement.

(ii)    Capital One acknowledges and agrees that the Acquired Assets are being sold, and the Assumed Liabilities are being transferred, without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Parent, Seller or Synovus, except as expressly set forth in this Agreement, the Purchase Agreements, the Securitization Transfer Agreement or in any Ancillary Agreement. Without limiting the generality of the foregoing, Capital One acknowledges that none of Parent, Seller or Synovus makes any representation or warranty with respect to future performance of the Acquired Assets or the Assumed Liabilities or any other information or documents made available to Capital One or its counsel, accountants or advisors with respect to the Acquired Assets or the Assumed Liabilities, except as expressly set forth in this Agreement, the Purchase Agreements, the Securitization Transfer Agreement or in any Ancillary Agreement.

4.3    Representations and Warranties of Synovus. Except as set forth in the Synovus Disclosure Schedule, Synovus hereby represents and warrants to Seller and Capital One as follows as of the date hereof and as of the Closing Date (except to the extent any such representation or warranty is expressly made as of an earlier date, in which case as of such earlier date):

(a)    Organization. Synovus is a state member bank, validly existing and in good standing under the Laws of Georgia. Synovus has the requisite power and authority to own and operate its assets and to carry on its business, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership of its assets makes such qualification necessary, except where the failure to have such power or authority or to be so qualified or in good standing would not have a material adverse effect on its ability to consummate the transactions contemplated by this Agreement.

(b)    Capacity; Authority; Validity. Synovus has all necessary corporate power and authority to enter into this Agreement and the Purchase Agreements to which it is a party and to perform all of the obligations to be performed by it under this Agreement and such

Purchase Agreements. This Agreement, such Purchase Agreements, and the consummation by Synovus of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action of Synovus, and this Agreement and such Purchase Agreements have been duly executed and delivered by Synovus. This Agreement and such Purchase Agreements constitute the valid and binding obligations of Synovus, enforceable against Synovus in accordance with their respective terms except as such enforcement may be limited by the Bankruptcy and Equity Exception.

(c)    Conflicts; Defaults.

(i)    Except for the items specified in Schedule 4.3(c)(i) of the Synovus Disclosure Schedule, there are no consents, approvals, waivers, registrations, permits, authorizations, notices or filings required to be obtained by Synovus or any of its Affiliates from, or to be given by Synovus or any of its Affiliates to, or made by Synovus or any of its Affiliates with, any Governmental Authority, in connection with the execution, delivery and performance by such Synovus of this Agreement, the Purchase Agreements, and the consummation of the transactions contemplated hereby and thereby (the “Synovus Required Approvals”).

(ii)    Neither the execution and delivery by Synovus of this Agreement or the Purchase Agreements to which it is a party, nor the consummation by Synovus of the transactions contemplated hereby and thereby will, assuming the receipt of the Seller Required Approvals, the Capital One Required Approvals and the Synovus Required Approvals (A) conflict with, result in the breach of, constitute a default under, or accelerate the performance required by, the terms of any order, Law, contract, instrument or commitment to which Synovus or any of its Affiliates is a party or by which Synovus or any of its Affiliates is bound; (B) violate the articles of incorporation or bylaws or any other equivalent organizational document of Synovus or any of its Affiliates or (C) require any consent, approval, waiver, registration, permit, authorization, notice or filing under any Law, permit, license or agreement to which Synovus or any of its Affiliates is a party (other than (1) approvals of Governmental Authorities, if any, which have been obtained and (2) items in clauses (A) and (C), that would not have a material adverse effect on Synovus’s ability to consummate the transactions contemplated hereby). Neither Synovus nor any of its Affiliates is subject to any agreement with any Governmental Authority which would prevent the consummation by Synovus of the transactions contemplated by this Agreement and such Purchase Agreements. No receiver or conservator has been appointed for Synovus nor has any proceeding been instituted or, to the Knowledge of Synovus, threatened for such appointment.

(d)    Title to Subsequent Closing Acquired Assets. Synovus is not bound by or otherwise subject to any contractual obligation (excluding, for avoidance of doubt, contractual obligations assumed by Synovus at the Closing pursuant to this Agreement) or other arrangement or applicable Law which would subject any of the Subsequent Closing Acquired Assets to a Lien specifically arising by, through or under Synovus or any of its Affiliates or otherwise impair in any material respect the acquisition by Capital One of title at least equivalent to that received by Synovus from Seller at the Closing to the Subsequent Closing Acquired Assets effective as of the Subsequent Closing.

(e)    Litigation. There is no civil, criminal or administrative action, suit, demand, claim, hearing, proceeding or investigation pending or, to the Knowledge of Synovus, threatened against or relating to Synovus or any of its Affiliates other than those that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Synovus’s ability to consummate the transactions contemplated hereby or by the Purchase Agreements to which it is a party.

(f)    Licenses. Except as would not reasonably be expected to have a material adverse effect on Synovus’s ability to consummate the transactions contemplated hereby or by the Purchase Agreements to which it is a party, Synovus will be as of the Closing Date licensed and duly qualified in all jurisdictions in the United States necessary to participate in the Payment Networks card programs and to service the Accounts in accordance with all applicable Laws.

(g)    Compliance with Laws. Synovus and its Affiliates are in compliance with all Laws applicable to its business, except for such noncompliance that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Synovus’s ability to consummate the transactions contemplated by this Agreement. As of the date hereof, neither Synovus nor any of its Affiliates has received any notice of or been charged by, and to the Knowledge of Synovus there is not, any Governmental Authority alleging the violation of any Laws applicable to Synovus’s or any of its Affiliates’ business that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Synovus’s ability to consummate the transactions contemplated by this Agreement.

(h)    Regulatory Matters.

(i)    There are no pending, or to the Knowledge of Synovus, threatened disputes or controversies (including with respect to capital requirements) as of the date hereof between Synovus or any of its Affiliates and any Governmental Authority (or any capital plan, supervisory agreement or order with any Governmental Authority entered into or binding upon Synovus or any of its Affiliates) that (A) would reasonably be expected to prevent Synovus from being able to perform its obligations under this Agreement or (B) would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby. As of the date hereof, (x) neither Synovus nor any of its Affiliates has received any indication from any Governmental Authority that such Governmental Authority will oppose the transactions contemplated hereby and (y) to the Knowledge of Synovus no Governmental Authority required to provide a Synovus Required Approval will oppose or not grant such Synovus Required Approval or grant such Synovus Required Approval subject to a Synovus Burdensome Condition. As of the date hereof, neither Synovus nor any of its Affiliates is subject to any cease-and-desist or other similar order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, any Governmental Authority or is a party to any commitment letter or similar undertaking that prohibits the consummation of this Agreement or the transactions contemplated hereby.

(ii)    Synovus was rated at least satisfactory following its most recent CRA examination by the regulatory agency responsible for its supervision prior to the date hereof. Neither Synovus nor any of its Affiliates has received any written notice prior to the date hereof of any planned or threatened objection by any banking community group to the transactions contemplated hereby. As of the date hereof, both currently and after giving effect to the transactions contemplated hereby (on a pro forma basis): (A) Synovus is and will be at least “well-capitalized” (as that term or any replacement term therefor is defined from time to time in regulations applicable to Synovus’s capital); and (B) Synovus meets all capital requirements, standards and ratios required by each state or federal bank regulator with jurisdiction over Synovus, including any such higher requirement, standard or ratio as applied to Synovus by state or federal bank regulator.

(i)    Source of Funding. Subject to Capital One’s payment of the Subsequent Closing Purchase Price, Synovus will not require any external financing in order to complete the transactions contemplated in this Agreement in accordance with the terms hereof.

(j)    Finders or Brokers. Synovus has not agreed to pay any fee or commission to any agent, broker, finder, or other Person, and there is no such Person that has been retained or authorized to act on behalf of Synovus, for or on account of services rendered as a broker or finder in connection with this Agreement or the transactions contemplated hereby which would give rise to any valid claim against Seller, Capital One or any of their respective Affiliates for any brokerage commission or finder’s fee or like payment.

(k)    No Other Representations.

(i)    Synovus acknowledges and agrees that neither Seller nor Capital One makes any representations or warranties, express or implied, with respect to the Acquired Assets other than as expressly set forth in this Agreement, the Purchase Agreements, the Securitization Transfer Agreement or any Ancillary Agreement.

(ii)    Synovus acknowledges and agrees that the Acquired Assets are being sold, and the Assumed Liabilities are being transferred, without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller or Capital One, except as expressly set forth in this Agreement, the Purchase Agreements, the Securitization Transfer Agreement or in any Ancillary Agreement. Without limiting the generality of the foregoing, Synovus acknowledges that neither Seller nor Capital One makes any representation or warranty with respect to future performance of the Acquired Assets or the Assumed Liabilities or any other information or documents made available to Synovus or its counsel, accountants or advisors with respect to the Acquired Assets or the Assumed Liabilities, except as expressly set forth in this Agreement, the Purchase Agreements, the Securitization Transfer Agreement or in any Ancillary Agreement.

ARTICLE V

CERTAIN COVENANTS

5.1    Mutual Covenants and Agreements. Each party hereto covenants and agrees that:

(a)    Efforts.

(i)    Each of Capital One, Synovus, Parent and Seller shall (and Capital One, Synovus, Parent and Seller shall cause each of their respective Affiliates to) use its reasonable best efforts to consummate the transactions contemplated hereby and, in the case of Parent, Seller and their respective Affiliates, by the Merger Agreement, and to cause the conditions set forth in Article VI to be satisfied and, in the case of Parent, Seller and their respective Affiliates, the conditions set forth in the Merger Agreement to be satisfied (it being understood that the foregoing shall not prohibit Parent or Seller from exercising any right pursuant to the Merger Agreement to terminate the Merger Agreement in accordance with its terms). Without limiting the generality of the foregoing, Synovus shall (and shall cause its Affiliates to) and each of Capital One, Parent and the Seller shall (and shall cause each of their respective Affiliates to) use their respective reasonable best efforts to (A) as promptly as practicable obtain all Synovus Required Approvals, Capital One Required Approvals and Seller Required Approvals, (B) on or before April 19, 2017, make and not withdraw (without the Seller’s and Capital One’s consent, in the case of Synovus, and without Capital One’s and Synovus’s consent, in the case of Seller or Parent, and without the Seller’s and Synovus’s consent, in the case of Capital One), all registrations and filings with any Governmental Authority or other persons necessary or advisable in connection with the consummation of the transactions contemplated hereby, including the filings required of the parties hereto or their “ultimate parent entities” or “ultimate controlling persons” under any applicable Laws, and promptly make any further filings pursuant thereto that may be necessary or advisable (such registrations and filings, in the case of the Synovus Required Approvals, the “Synovus Required Filings”), (C) defend all lawsuits or other legal, regulatory, administrative or other proceedings to which it or any of its Affiliates is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, including those described on Schedule 5.1(a)(i), in each case until the issuance of a final, non-appealable order with respect to each such lawsuit or other proceeding, (D) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case until the issuance of a final, non-appealable order with respect thereto and (E) seek to resolve any objection or assertion by any Governmental Authority challenging this Agreement or the transactions contemplated hereby other than, in the case of Synovus, in respect of a Synovus Required Approval.

Notwithstanding anything to the contrary in this Agreement, Synovus may withdraw any registration or filing made pursuant to this Section 5.1(a)(i) if, after submission thereof, the relevant Governmental Authority to which such registration or filing has been submitted (1) has requested that such registration or filing be withdrawn or (2) informed Synovus that such registration or filing will be denied if such registration or filing is not withdrawn; provided that promptly following such request by such Governmental Authority or being so informed by such Governmental Authority (x) Synovus provides to Seller and Capital One an affidavit signed by an executive officer of Synovus setting forth the content of the applicable communication with the relevant Governmental Authority, if such communication was oral, or a copy of such communication if it was written, and (y) Synovus consults with Capital One and Parent before such withdrawal.

(ii)    In furtherance of the obligations set forth in Section 5.1(a)(i), (A) subject to Section 5.1(a)(v), Synovus shall promptly take (and shall cause each of its Affiliates to take) any and all actions necessary or advisable to obtain all Synovus Required Approvals and to avoid or eliminate each and every impediment to the consummation of the transactions contemplated hereby in connection with obtaining the Synovus Required Approvals, in each case so as to enable the parties to consummate the transactions contemplated by this Agreement, and (B) the Seller shall make, subject to the condition that the transactions contemplated hereby or thereby actually occur, any undertakings (including undertakings to accept operational restrictions or limitations or to make sales or other dispositions, provided that such restrictions, limitations, sales or other dispositions are conditioned upon the consummation of the transactions contemplated hereby) as are requested by Synovus and are required to obtain such Synovus Required Approvals or to avoid the entry of, or to effect the dissolution of or vacate or lift, any decrees, judgments, injunctions or orders that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement. None of the parties hereto shall, directly or indirectly, through one or more of their respective Affiliates, take any action (in the case of Parent and Seller, other than exercising any right under the Merger Agreement to terminate the Merger Agreement in accordance with its terms), that would reasonably be expected to prevent or cause a material delay in the satisfaction of the conditions contained in Article VI or the consummation of the transactions contemplated hereby or, in the case of Parent and Seller, by the Merger Agreement.

(iii)    Without limiting the generality of anything contained in this Section 5.1(a), each party hereto shall, subject to applicable Law and supervisory confidentiality requirements imposed by any Government Authority: (A) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Authority with respect to the transactions contemplated by this Agreement; (B) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (C) promptly inform the other parties of any communication to or from any Governmental Authority regarding the transactions contemplated by this Agreement. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Authority in connection with the transactions contemplated by this Agreement.

(iv)    Notwithstanding the foregoing and anything else contained in this Agreement, nothing contained herein shall be deemed to require Capital One or its Affiliates, or permit Parent, Seller or their respective Affiliates (without Capital One’s prior written consent), to take any action or refrain from taking any action, or commit to take any action or refrain from committing to take any action, or agree to any condition, limitation or restriction in connection with (A) obtaining the foregoing Seller Required Approvals, and Capital One Required Approvals and any other approvals and consents under any Laws in connection with the transactions contemplated by this Agreement that may be required by any foreign or U.S. federal, state or local Governmental Authority or (B) obtaining the consents and approvals referred to in Section 5.1(a)(vi), in each case that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations, results of operations or financial condition of Capital One and its Affiliates (measured on a scale relative to the Capital One Acquired Assets, the Capital One Assumed Liabilities and the Program, taken as a whole) (a “Materially Burdensome Condition”); provided, however, that, Capital One shall negotiate in good faith with the relevant Governmental Authority to seek a commercially reasonable modification to the prohibition, limitation or other requirement to reduce the burdensome nature thereof such that the prohibition, limitation or other requirement no longer constitutes a Materially Burdensome Condition.

(v)    Notwithstanding the foregoing and anything else contained in this Agreement, nothing contained herein shall be deemed to require Synovus or its Affiliates, or permit Parent, Seller or their respective Affiliates (without Synovus’s prior written consent), to take any action or refrain from taking any action, or commit to take any action or refrain from committing to take any action, or agree to any condition, limitation or restriction in connection with (A) obtaining the Synovus Required Approvals and any other approvals and consents under any Laws in connection with the transactions contemplated by this Agreement that may be required by any foreign or U.S. federal, state or local Governmental Authority or (B) obtaining the consents and approvals referred to in Section 5.1(a)(vi), in each case that would reasonably be expected to (x) materially impair or materially and negatively affect (I) the business, operations, results of operations, financial condition, or assets and liabilities of Synovus and its Affiliates (taken as a whole), (II) Synovus’s ability to own, maintain or service the Deposit Liabilities (and the Synovus Retained Assets) in a manner that is materially adverse to Synovus, or (III) Synovus’ ability to consummate the transactions as contemplated by this Agreement, (y) compel Synovus or its Affiliates to dispose of all or any material portion of the Deposit Liabilities or their other assets or liabilities in a way that would be materially adverse to Synovus or (z) require Synovus to take the actions specified in Schedule 5.1(a)(v) (any of the foregoing (x), (y) or (z), a “Synovus Burdensome Condition”); provided, however, that (i) Capital One agrees to take the actions specified on Schedule 5.1(a)(v) and (ii) Synovus shall negotiate in good faith with the relevant Governmental Authority to seek a commercially reasonable modification to the prohibition, limitation or other requirement to reduce the burdensome nature thereof such that the prohibition, limitation or other requirement no longer constitutes a Synovus Burdensome Condition, and shall consult and cooperate in good faith with the other parties to this Agreement to avoid the occurrence of a Synovus Burdensome Condition.

(vi)    Seller and Parent shall take any actions reasonably necessary to, and subject to Section 5.1(a)(iv) and Section 5.1(a)(v), Capital One and Synovus, respectively, shall take all actions reasonably necessary to, as promptly as practicable obtain any and all consents and approvals necessary under the Securitization Documents to consummate the transactions contemplated by this Agreement, the Securitization Transfer Agreement, the Purchase Agreements and the Merger Agreement, including those set forth on Schedule 5.1(a)(vi).

(vii)    If the Merger Agreement shall terminate, Capital One, Parent and Seller shall (and shall cause their respective Affiliates to) promptly cause the Program Agreement and each of the other Ancillary Agreements to be terminated effective as of the time of the termination of the Merger Agreement; provided that the parties shall first discuss in good faith with each other whether it is desirable to the parties to negotiate for execution of an alternative definitive program and related agreements.

(viii)    Notwithstanding anything to the contrary in this Agreement, except as set forth on Schedule 5.1(a)(viii) nothing in this Agreement shall prevent Synovus from taking any action in respect of any other acquisition or other strategic opportunities or transactions that Synovus may determine or desire to pursue so long as such action would not reasonably be expected to prevent or cause a material delay in the satisfaction of the conditions contained in Article VI or the consummation of the transactions contemplated hereby or by the Merger Agreement.

(b)    Financing Statements. Capital One shall prepare at or prior to the Closing Date such financing statements (the “Financing Statements”) as Capital One reasonably determines are necessary or appropriate to fully preserve, maintain and protect the interest of Synovus and Capital One (as applicable) in the Capital One Acquired Assets and proceeds thereof. Each of Seller and Synovus hereby authorizes Capital One to execute and file such Financing Statements and any continuation statements and amendments thereto in all jurisdictions and with all filing offices as Capital One may reasonably determine are necessary or desirable to protect the interest of Capital One and/or the interest of Synovus pending the Subsequent Closing and give notice of Capital One’s and Synovus’s (as applicable) interest in the Capital One Acquired Assets and proceeds thereof, and the termination of Seller’s rights with respect thereto. Capital One shall provide to Seller and Synovus a copy of each Financing Statement Capital One intends to file no less than three (3) Business Days prior to the date Capital One intends to file such Financing Statement. Each of Seller and Synovus agrees to cooperate with Capital One in effectuating the intent of this provision, including by means of providing access to records and information reasonably necessary for the completion of such Financing Statements and by means of executing and filing appropriate release or termination documentation as Capital One shall reasonably request.

(c)    Public Announcements. Prior to the Subsequent Closing, Capital One, Synovus, Parent and Seller shall consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement without prior consultation with Parent and Synovus (in the case of Capital One), or Parent and Capital One (in the case of Synovus), or Capital One and Synovus (in the case of Parent or Seller); provided, that the restrictions set forth in this Section 5.1(c) shall not apply to any press release, public statement or other announcement issued or made, or proposed to be issued or made, by Parent in connection with any proposal received relating to the acquisition of all or a substantial portion of the equity of Parent as may be required by applicable Law, the fiduciary duties of the board of directors of Parent or obligations pursuant to any listing agreement with any national securities exchange. Notwithstanding the foregoing, nothing contained in this Agreement shall prevent the parties hereto from making any and all public disclosures legally required to comply with any applicable securities laws or the applicable rules of any stock exchange or regulations or requests of Governmental Authorities; provided that each party shall use reasonable best efforts to afford the other parties a reasonable opportunity to consider any such legally required public disclosure with respect to the transactions contemplated by this Agreement in advance of such disclosure being made to the extent permitted by applicable securities laws, applicable stock exchange rules or regulations and applicable requests of Governmental Authorities.

(d)    Responsibility for Taxes.

(i)    Parent shall be liable for and pay all Taxes (other than Transfer Taxes as defined below) of, due from or otherwise imposed on Seller or upon any of its Affiliates or upon Capital One, Synovus or any of their respective Affiliates (by reason of transferee or successor liability or otherwise) relating to the Acquired Assets (A) for Pre-Closing Tax Periods, including (x) any Taxes imposed on Seller’s (or its Affiliates’) net income or gross receipts arising from its sale of the Acquired Assets and (y) any Taxes of or relating to any of the Acquired Entities and (B) with respect to the period from the Cut-Off Time through the end of the Closing Date, any Taxes resulting from, relating to, arising out of or caused by an action or transaction undertaken by Seller, Parent or any of their respective Affiliates during such period, other than any such action or transaction in the ordinary course of business consistent with past practice.

(ii)    Except to the extent provided otherwise in Section 5.1(d)(i), Capital One shall be liable for and pay all Taxes (other than Transfer Taxes) of, due from or otherwise imposed on Capital One or upon any of its Affiliates or upon Seller, Synovus or any of their respective Affiliates relating to the Capital One Acquired Assets for Post-Closing Tax Periods, including any Taxes imposed on the basis of Capital One’s (or its Affiliates’) net income or gross receipts arising from its purchase of the Acquired Assets.

(iii)    Except to the extent provided otherwise in Section 5.1(d)(i), Synovus shall be liable for and pay all Taxes (other than Transfer Taxes) of, due from or otherwise imposed on Synovus or upon any of its Affiliates or upon Seller, Capital One or any of their respective Affiliates relating to the Synovus Retained Assets for Post-Closing Tax Periods, including any Taxes imposed on the basis of Synovus’ (or its Affiliates’) net income or gross receipts arising from its purchase of the Synovus Retained Assets.

(iv)    For purposes of this Agreement, whenever it is necessary to determine the liability for Taxes for a Straddle Period, the determination of such Taxes for the Pre-Closing Tax Period shall be determined (i) with respect to Taxes based on or measured by income or receipts, by assuming that such taxable period consisted of two taxable years or periods, one which ended on the date of the Cut-Off Time and the other which began on the date after the Cut-Off Time, and items of income, gain, deduction, loss or credit for such taxable period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books were closed on the date of the Cut-Off Time; and (ii) in the case of any Tax for any Straddle Period which is not imposed upon or measured by income or receipts (e.g., ad valorem Taxes, Taxes measured by capital, etc.), the amount of such Tax that is allocable to a Pre-Closing Tax Period shall be the amount of such Tax multiplied by a fraction the numerator of which is the number of days in the portion of such Tax period ending on the day immediately preceding the Closing Date, and the denominator of which is the total number of days in the entire Tax period. The amount of such Tax that is allocable to a Post-Closing Tax Period shall be the amount of such Tax less the amount of such Tax so allocated to a Pre-Closing Tax Period. Parent and Capital One shall, to the extent permitted by applicable Law, prepare all Tax returns consistent with the proration of Taxes in this Section 5.1(d). The parties agree that Section 2.7 of this Agreement and Section 5 of the Purchase Agreements shall not apply for U.S. federal tax purposes and the treatment of the transaction shall be governed by applicable federal tax principles.

(v)    Notwithstanding anything herein to the contrary, all Taxes (other than Taxes measured by or applicable to net income) incurred or imposed in connection with the transactions contemplated by this Agreement (including the transactions that occur at the Subsequent Closing), regardless of upon whom such Taxes are levied or imposed by Law, including sales and use Taxes, real property transfer Taxes, excise Taxes, and stamp, documentary, filing, recording, permit, license, or authorization duties or fees (collectively, such Taxes, “Transfer Taxes”), shall be borne and paid 50% by Capital One and 50% by Parent. Any Tax returns with respect to Transfer Taxes shall be prepared by the party that customarily has primary responsibility for filing such Tax returns pursuant to applicable Law. Seller and Capital One shall provide to one another a true copy of each such return as filed and evidence of the timely filing thereof.

(vi)    From and after Closing, Parent, Capital One and Synovus shall provide each other with such assistance as reasonably may be requested by any of them in connection with (A) the preparation of any Tax return, or (B) any audit or other examination by any Governmental Authority, or any judicial or administrative proceedings relating to liability for Taxes; provided that, and notwithstanding any provision herein to the contrary, in no event shall any party or their respective Affiliates be required to provide the other party with access to or copies of its or its Affiliates’ Tax returns. The party requesting assistance hereunder shall reimburse the other party for reasonable out-of-pocket expenses incurred in providing such assistance, provided, however, that, for purposes of receiving reimbursement, no independent contractors, such as accountants or attorneys, shall be consulted without the written consent of the party requesting assistance, which consent shall not be unreasonably withheld or delayed.

(vii)    Parent, Capital One and Synovus shall be entitled to any refund of any Taxes for which it is liable under this Section 5.1(d).

(viii)    With regards to the preparation and filing of U.S. information returns on Forms 1099-C “Cancellation of Debt” for “identifiable events,” within the meaning of the Treasury Regulations under Section 6050P of the Code, with respect to the Accounts, Parent shall be responsible for preparing and filing such forms for “identifiable events” that occur on or prior to the Closing Date and Capital One shall be responsible for preparing and filing such forms for “identifiable events” that occur on or after the Closing Date.

(ix)    With regards to the preparation and filing of U.S. information returns on Forms 1099-MISC, if any, with respect to the Accounts, Parent shall be responsible for preparing and filing such forms for events that occur on or prior to the Closing Date.

(x)    Capital One will reasonably cooperate with Parent to the extent necessary to allow Parent to perform its obligations to prepare and file information returns on Forms 1099-C and 1099-MISC as provided in this Section 5.1(d).

(xi)    In accordance with Section 6050W of the Code and the regulations and other guidance thereunder, as well as with similar state laws, regulations and other guidance (altogether, the “6050W Reporting Rules”), Parent and Capital One agree (A) that Seller and/or its electronic payment facilitator (other than Capital One) shall file in a timely fashion all federal and state tax forms and other documentation required by the 6050W Reporting Rules with respect to transactions with the Parent as a participating payee that were settled by (i.e., payment was made by) Parent and/or its electronic payment facilitator (other than Capital One), and Capital One and/or its electronic payment facilitator (other than Parent) shall file in a timely fashion all federal and state tax forms and other documentation required by the 6050W Reporting Rules with respect to transactions with Parent as a participating payee that were settled by (i.e., payment was made by) Capital One and/or its electronic payment facilitator (other than Seller), and (B) to reasonably cooperate with each other to the extent necessary to allow each of them to perform their obligations under the 6050W Reporting Rules. For the avoidance of doubt, for the purposes of this Section 5.1(d)(xi), “transaction” means Parent accepting an account number or other indicia associated with a payment card as payment.

(e)    Remediation and Compliance Actions. For a period of five (5) years after the Closing Date, each of Parent, Synovus and Capital One, at any other party’s request, shall reasonably cooperate with the requesting party to facilitate any remediation or compliance actions reasonably determined by the requesting party to be necessary in connection with any claim, action, suit, arbitration, proceeding or investigation by any Governmental Authority with respect to the Accounts or the Deposit Liabilities, including providing to such requesting party and its Affiliates with Account Documentation (to the extent retained) reasonably necessary to facilitate such remediation or compliance actions; provided, however, that any such access or furnishing of information shall be conducted during normal business hours, under the supervision of the cooperating party’s personnel and in such a manner as not to interfere with the normal operations of the cooperating party. The requesting party shall reimburse the cooperating party for all costs and expenses incurred by it and its Affiliates in connection with its cooperation in accordance with this Section 5.1(e).

(f)    Access; Preservation of Records.

(i)    To the extent permitted by applicable Law, from the date hereof until either the Closing Date or the termination of this Agreement, Parent and Seller shall, and shall cause their respective Affiliates to, provide to Capital One, Synovus and their respective Representatives reasonable access (including for the purpose of transition and Conversion planning), during normal business hours, to their properties, books, contracts, employees and records relating to the Acquired Assets, the Assumed Liabilities or the Program for purposes related to the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements; provided, however, that in no event shall Synovus or Capital One have access to any information that based on advice of Parent’s counsel, would destroy any legal privilege.

(ii)    For a period of seven years following the Closing Date, each party will grant the other parties and their Representatives reasonable access during normal business hours to (A) all books and records and other data related to the Acquired Assets, the Assumed Liabilities or the Program, (B) make its employees reasonably available to the other party, in each case on terms and conditions reasonably acceptable to such party providing access (including with respect to protecting privilege), in each case of (A) and (B) upon reasonable prior notice if such access is reasonably necessary in connection with the requesting party’s tax, regulatory, litigation, contractual or other legitimate, non-competitive matters; provided that the party requesting such information or access agrees to reimburse the other parties for all reasonable out-of-pocket expenses incurred by the other parties in complying with this Section 5.1(f); provided, further, that no party shall be required to provide any access to any information that (1) based on advice of such party’s counsel, would violate applicable Law or would destroy any legal privilege or (2) would result in the disclosure of any trade secrets or violate any obligation of any party with respect to confidentiality if such party shall have used their reasonable best efforts to have obtained the consent of such third party to such access by the other party.

(iii)    Following the Closing Date, Synovus and Capital One shall preserve and keep all original books and records in respect of the Acquired Assets, the Assumed Liabilities or the Program in the possession of Synovus or Capital One or their respective Affiliates and acquired at the Closing or the Subsequent Closing in a manner consistent with their respective customary document retention policies. Parent, Seller and their respective Affiliates shall have the right to retain copies of books and records of the Acquired Assets, the Assumed Liabilities or the Program relating to periods ending on or before the Closing Date to the extent necessary to comply with applicable Law or regulatory obligations; provided that each of Parent and Seller shall preserve and keep all original books and records in respect of the Acquired Assets, the Assumed Liabilities or the Program in the possession of Parent, Seller or their respective Affiliates and retained at the Closing in a manner consistent with their customary document retention policies.

(g)    Confidentiality. From the date of the Original Agreement, Parent, Seller and Capital One and, from the date hereof, Synovus, shall hold, and shall cause its respective directors, officers, Affiliates, employees, agents, consultants and advisors to hold, in strict confidence, except to the extent necessary to discharge obligations pursuant to Section 5.1(a) or unless compelled to disclose by judicial or administrative process or, based on the advice of its counsel, by other requirements of applicable Law or the applicable requirements of any regulatory agency or relevant stock exchange, all non-public records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the other party (or, if required under a contract with a third party, such third party) furnished to it by such other party or its representatives pursuant to the Capital One Confidentiality Agreement or the Synovus Confidentiality Agreement or otherwise in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (i) previously known by such party on a non-confidential basis, (ii) in the public domain through no fault of such party or (iii) later lawfully acquired from other sources by the party to which it was furnished), and no party shall release or disclose such Information to any other person, except its auditors, attorneys, financial advisors, bankers, other consultants and advisors with a duty of confidentiality and, to the extent permitted above, any

Governmental Authority. To the extent permitted by applicable Law, each party will notify the other party promptly upon becoming aware that any of the Information has been disclosed to or obtained by a third party (otherwise than as permitted by this Agreement). If this Agreement is terminated pursuant to its terms, each party agrees to promptly destroy all Information in its possession and, if requested by the other party, will deliver a certificate of a senior officer certifying compliance with this provision. Capital One and Parent hereby acknowledge that, pursuant to the Original Agreement, the Capital One Confidentiality Agreement terminated effective as of the date of the Original Agreement.

5.2    Certain Covenants of Parent and Seller. Parent and Seller hereby agree with Capital One and Synovus as follows:

(a)    Conduct of Business. Except as required by applicable Law or as specifically required by this Agreement or by the Merger Agreement, Parent and Seller, with respect to the Program and the Acquired Assets, from the date of the Original Agreement through the Closing, shall, and shall cause their respective Subsidiaries to, (i) use commercially reasonable efforts to preserve intact and maintain the existing relations and goodwill with customers, employees, partners, Accountholders, vendors, suppliers, regulators, licensors and licensees and other third parties relating to the Program, (ii) conduct the Program in all material respects in the ordinary course of business consistent with past practice and in accordance with Seller’s Policies and Procedures, and (iii) not implement any changes to the terms and conditions contained in Credit Card Agreements except for Ordinary Course Modifications, provided Seller may make changes to the Credit Card Agreements (A) as otherwise required by or to conform with applicable Law (Parent and Seller agree to inform Capital One as promptly as reasonably practicable of any such change implemented which is required by or to conform with applicable Law) or set forth in Schedule 5.2(b) or (B) as otherwise first consented to by an instrument in writing signed by Capital One or, to the extent otherwise relating to the Synovus Retained Assets or the Synovus Retained Liabilities, Synovus (which consent in either case will not be unreasonably withheld, conditioned or delayed).

(b)    Except as required by applicable Law or as specifically required by this Agreement, Parent and Seller, with respect to the Program, the Acquired Assets and the Assumed Liabilities (including the Deposit Liabilities), from the date of the Original Agreement through the Closing, shall not, and shall cause their respective Subsidiaries not to, without the prior written consent of Capital One (except in the case of Section 5.2(b)(R), (S) and (T) or if solely relating to the Synovus Retained Assets or the Synovus Retained Liabilities) and, in the case of Section 5.2(b)(R), (S) and (T) or to the extent relating to the Synovus Retained Assets or the Synovus Retained Liabilities, Synovus (which consent in either case, in the case of clauses (J) through (L) and (N) through (P) below, will not be unreasonably withheld, conditioned or delayed), except as set forth in Schedule 5.2(b):

(A)    implement any material change in the terms and conditions of the Accounts or the Program;

(B)    implement any change in credit criteria or Seller’s Policies and Procedures with respect to underwriting, collection, risk management, re-aging, delinquency or charge-off, or implement any material change to any other of Seller’s Policies and Procedures (except for changes made in the ordinary course of business consistent with past practice and not in contemplation of the consummation of the transactions contemplated hereby);

(C)    other than in connection with a securitization arrangement or other cash management or financing arrangement made in the ordinary course of business consistent with past practice (which arrangement will not be applicable to the Acquired Assets as of the Closing or the Subsequent Closing), pledge, assign, place any Lien on, transfer, sell or otherwise dispose of any of the Acquired Assets to any Person other than Capital One;

(D)    amend, modify or waive any provision of the Merger Agreement in any manner materially adverse to Capital One or Synovus or their rights under this Agreement, the Purchase Agreements, the Securitization Transfer Agreement or the Ancillary Agreements;

(E)    (1) fail to comply with its obligations under the Program Agreement or (2) with the knowledge of any of the individuals listed on Schedule 1.1(d), take any action that such individual on Schedule 1.1(d) who knows the action is being taken actually knows would result in Parent or Capital One or any of their respective Affiliates being unable to comply with any of their material obligations under the Program Agreement following the Closing;

(F)    modify in any material respect the rewards program of Parent applicable to the Accounts;

(G)    except as specifically requested by an Accountholder without a prior, targeted solicitation for such migration or move by or on behalf of Parent or Seller, move any Accountholder from an Account to any other credit card product offered by Parent, Seller or any of their Affiliates or partners or solicit, encourage or induce any Accountholder to move from an Account to any other credit card product offered by Parent, Seller or any of their Affiliates or partners, whether prior to or after the Closing or the Subsequent Closing and whether or not involving a credit card product that exists on the date hereof (provided that for the avoidance of doubt Seller, Parent and their Subsidiaries may move Accountholders from one CLUB program tier to another CLUB program tier in the ordinary course of business and in accordance with the rewards program of Parent applicable to the Accounts and Seller’s Policies and Procedures);

(H)    take any action with respect to the Accounts that would reasonably be expected to prohibit Capital One from making changes following the Subsequent Closing to the annual percentage rates or fees charged to Accountholders;

(I)    except as required by GAAP, materially modify any of its accounting practices (to the extent that any change in such accounting practices would be binding on or otherwise affect the Acquired Assets, the Assumed Liabilities or Synovus or Capital One following the Closing or the Subsequent Closing or would affect the determination of the Purchase Price hereunder);

(J)    terminate or materially modify any Assumed Contract or any Deposit Contract, other than (1) as required by its existing terms, (2) modification in connection with renewals of Assumed Contracts or Deposit Contracts in the ordinary course consistent with past practice, or (3) as a result of action by the other party to such Assumed Contract or Deposit Contract;

(K)    release, compromise or waive any material claim or right that is part of the Acquired Assets other than in the ordinary course of business;

(L)    settle or compromise any litigation or investigation if such settlement or litigation would reasonably be expected to impose any material obligation or material liability on the Acquired Assets, the Assumed Liabilities, the Program or Synovus, Capital One or any of their respective Affiliates;

(M)    except as required by any Business Plan or by applicable Law, (1) other than increases in salary and annual bonuses in the ordinary course of business consistent with past practice that do not exceed 3% of the aggregate cost of annual base salaries and annual bonuses in effect as of the date hereof and changes to broad-based Business Plans in the ordinary course of business consistent with past practice, increase the compensation or benefits payable or to become payable to any Business Employee, (2) enter into, amend or terminate any employment, consulting, indemnification, severance or termination agreement with any employee, director or independent contractor who provides services to the Banking Entities, other than such agreements (excluding any agreements that provide for change in control severance benefits) amended or entered into in the ordinary course of business consistent with past practice in connection with the hiring of new employees, the promotion of current employees or the termination of employees, (3) except for amendments to any Business Plans in the ordinary course of business consistent with past practice that do not in any manner materially increase the cost of any Business Plan, establish, adopt, enter into, amend or terminate any plan, program or arrangement that provides for change in control severance benefits, any material Business Plan or any Employee Plan that would constitute a material Business Plan if in effect as of the date hereof, (4) take any action to accelerate any payments, rights or benefits to Business Employees, fund any benefits for Business Employees, or make any material determinations relating to Business Employees not in the ordinary course of business, under any Business Plan, (5) terminate the employment of any executive officer who is a Business Employee (other than for cause), (6) hire any individual who would be a Business Employee if employed on the date hereof, except for (i) individuals who have a title below director who are hired in the ordinary course of business consistent with past practice and who receive compensation and benefits substantially comparable to the compensation and benefits provided to similarly situated Business Employees and (ii) individuals who are hired to fill a vacancy who receive compensation and benefits substantially comparable to the compensation and benefits that were provided to the prior individual in such role provided that in no event shall Seller enter into any agreement with any such individual that provides for change in control severance benefits, (7) promote any Business Employee to an executive officer role, (8) take any action affecting whether any person is classified as a Business Employee or (9) take any action that results in any person becoming employed by an Acquired Entity;

(N)    enter into any securitization arrangement or other cash management or financing arrangement in respect of the Program or that would constitute an Acquired Asset or an Assumed Liability, in each case without the prior written consent of Capital One and Synovus (not to be unreasonably withheld, conditioned or delayed), taking into consideration the funding requirements of the Seller to continue operating in the ordinary course of business;

(O)    diminish or materially modify any information security controls, systems or infrastructure of Seller or any of its Affiliates used to maintain the security of customer data or other information in respect of the Acquired Assets, the Assumed Liabilities or the Program;

(P)    (1) except as set forth in Section 4.1(q)(v) of this Agreement, amend the governing documents of any of the Acquired Entities; (2) form any subsidiary of any of the Acquired Entities or permit any of the Acquired Entities to make any equity investment in any Person; (3) adjust, split, combine or reclassify the common stock, membership units or other equity interest of the Acquired Entities or (4) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any common stock, membership units or other equity interest of the Acquired Entities or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exercisable or exchangeable for common stock, membership units or other equity interest of the Acquired Entities;

(Q)    adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, restructuring, recapitalization or reorganization of any of the Acquired Entities;

(R)    take any action with the actual knowledge that doing so would, or would be reasonably likely to, following the Closing, impair in any material respect Synovus’s rights in the Synovus Assumed Deposits;

(S)    change in a manner adverse to Synovus the rate of interest accruing or offered, or the benchmark for measuring such interest, on any Synovus Assumed Deposit, including any renewed Synovus Assumed Deposit;

(T)    make any change to Seller’s Policies and Procedures relating to the Synovus Assumed Deposits that would be adverse to Synovus in any material respect;

(U)    originate any deposits that are not permitted by their terms to be refunded in full prior to the Closing for the outstanding principal balance and amount of accrued and unpaid interest on such deposit as of the date such deposit is refunded; or

(V)    agree to do any of the foregoing described in this Section 5.2(b).

(c)    Parent and Seller shall cause any monies collected by Seller in respect of Securitization Receivables that has not been deposited into a related trust account as of the Closing Date for application in accordance with the applicable Securitization Documents, to be so deposited on or promptly after the Closing Date.

(d)    Prior to the Closing, Seller shall, and shall cause its Affiliates to, (i) take the actions contemplated by Schedule 5.2(d), (ii) refund, repay or otherwise settle in full each credit balance to an Accountholder to the extent constituting an Excess Credit Balance by making a payment to the applicable Accountholder in an amount equal to the value of such Excess Credit Balance that would have been included on the Valuation Statement as of the date such Excess Credit Balance is refunded repaid or otherwise settled in full, and (iii) terminate, repay or otherwise settle in full any Specified Liabilities.

(e)    Seller shall execute all appropriate documents, including as required by the Payment Networks, to effect the transfer of the Credit Card issuing bank responsibilities under the Account Documentation to Capital One or Capital One’s designee.

(f)    From the date of this Agreement through Closing, Seller shall comply with the representations and warranties and covenants of Seller in the Seller’s letter of June 1, 2016 to the FDIC and in the Seller’s supplemental letter of March 23, 2017 to the FDIC and the conditions in the FDIC Letter.

(g)    From the date hereof until the Subsequent Closing to the extent permitted by applicable Law, Seller shall use commercially reasonable efforts to provide to Synovus the ability to monitor in a commercially reasonable manner the Deposit Liabilities, including by means of providing Synovus reasonable access to all files, books and records relevant thereto and providing such other information as Synovus may reasonably request in connection with any such monitoring, provided that doing so does not unreasonably interfere with the business or operations of Parent, Seller or any of their respective Subsidiaries.

5.3    Certain Covenants of Capital One.

(a)    Notices to Accountholders. From the Original Agreement Date until the Subsequent Closing, and except as otherwise contemplated by this Agreement, Capital One shall not (and shall cause its Affiliates and agents not to) initiate any communication with any Accountholder (or authorized user under any Account) in such capacity without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed).

Any such permitted communication shall be at Capital One’s sole cost and expense. Capital One shall notify Accountholders of the changes in ownership of the Accounts in writing as soon as practicable after the Subsequent Closing (but in no event later than sixty (60) days following the Closing Date), the contents of which notification shall be mutually agreed among Seller, Capital One and Synovus. For avoidance of doubt, in no event shall Synovus be referenced in such notifications without the prior written consent of Synovus (not to be unreasonably withheld, conditioned, or delayed).

(b)    Parent Marks. Except as expressly provided in the Program Agreement, it is expressly agreed that Capital One is not purchasing or acquiring any right, title or interest in any Parent Marks and Capital One shall not have any rights to use any Parent Marks after the Closing Date; provided that nothing contained in this Agreement shall limit the ability of Capital One to provide Accountholders (including authorized users) or any Governmental Authority with copies of any Account Documentation which bears any Parent Mark to the extent required by Law. Capital One acknowledges that Seller is not transferring any ownership interest in or to any Parent Marks or any goodwill related thereto and symbolized thereby to Capital One. Capital One shall not use any Parent Licensed Mark in any manner intended to damage or diminish Seller’s goodwill therein. The parties agree that any use of the Parent Licensed Marks in a manner consistent with Seller’s past practice will not be deemed to damage or diminish Seller’s goodwill therein; provided that Capital One shall, promptly following receipt of written notice from Seller setting forth with reasonable specificity the usage covered, cease any act or practice in connection with the Capital One Acquired Assets or associated program that, in Seller’s opinion, has materially damaged or diminished or would reasonably likely materially damage or diminish the goodwill of Seller or its Affiliates.

5.4    Certain Covenants of Synovus.

(a)    Conduct of Business. From the Closing through the Subsequent Closing, Synovus shall not take any action (it being acknowledged by Capital One that Synovus shall have no responsibility to take any such action), with respect to the Capital One Acquired Assets, the Capital One Assumed Liabilities or the Program (and prior to the Subsequent Closing Synovus shall not take or permit to become effective any action that would result in a violation of this Section 5.4(a) at any time from the Closing through the Subsequent Closing) other than as specifically required by the terms of this Agreement (including the consummation of the Subsequent Closing); provided that from the Closing through the Subsequent Closing Synovus shall not (A) implement any change in the terms and conditions of the Accounts; (B) implement any change in credit criteria or any policies or procedures of Synovus (including those comparable to Seller’s Policies and Procedures) with respect to underwriting, collection, risk management, re-aging, delinquency or charge-off applicable to any of the Accounts; (C) pledge, assign, place any Lien on, transfer, sell or otherwise dispose of any of the Capital One Acquired Assets to any Person other than Capital One; (D) move any Accountholder from an Account to any other credit card product offered by Synovus or any of its Affiliates or partners or solicit, encourage or induce any Accountholder to move from an Account to any other credit card product offered by Synovus or any of its Affiliates or partners, whether prior to or after the Subsequent Closing and whether or not involving a credit card product that exists on the date hereof; (E) terminate or materially modify any Assumed Contract or Deposit Contract; or (F) agree to do any of the foregoing described in this proviso.

(b)    Notices to Deposit Liability Holders. From the date hereof until the Subsequent Closing, and except as otherwise contemplated by this Agreement, Synovus shall not (and shall cause its Affiliates and agents not to) initiate any communication with any Accountholder (or authorized user under any Account) in such capacity without the prior written consent of Seller and Capital One (such consent not to be unreasonably withheld, conditioned or delayed). Promptly following receipt of the Capital One Required Approvals, the Seller Required Approvals, and the Synovus Required Approvals, Synovus shall prepare and send by first-class U.S. mail and, to the extent practicable, by electronic mail, on its behalf and Seller’s behalf a letter, the contents of which shall be mutually agreed between Seller and Synovus addressed to each holder of a Deposit Liability account, informing such holder of (i) the expected transfer of the relevant Deposit Liability account to Synovus, (ii) the identity of Synovus, (iii) the expected date on which the Closing and Subsequent Closing will occur, (iv) the transition arrangements made by Seller and Synovus to facilitate the transfer of Deposit Liability accounts and (v) the toll-free telephone numbers for Seller and Synovus that such holder may call with any questions regarding a Deposit Liability account or the transactions contemplated hereby.

(c)    Parent Marks. It is expressly agreed that Synovus is not purchasing or acquiring any right, title or interest in any Parent Marks or any goodwill related thereto and symbolized thereby and Synovus shall not have any rights to use any Parent Marks after the Closing Date; provided that nothing contained in this Agreement shall limit the ability of Synovus to provide Accountholders (including authorized users) or any Governmental Authority with copies of any Account Documentation which bears any Parent Mark to the extent required by Law. Synovus acknowledges that Seller is not transferring any ownership interest in or to any Parent Marks or any goodwill related thereto and symbolized thereby to Synovus. Synovus shall not use any Parent Licensed Mark following the Subsequent Closing in any manner intended to damage or diminish Seller’s goodwill therein. The parties agree that any use of the Parent Licensed Marks in a manner consistent with Seller’s past practice will not be deemed to damage or diminish Seller’s goodwill therein; provided that Synovus shall, promptly following receipt of written notice from Seller setting forth with reasonable specificity the usage covered, cease any act or practice in connection with the Synovus Retained Assets that, in Seller’s opinion, has materially damaged or diminished or would reasonably likely materially damage or diminish the goodwill of Seller or its Affiliates.

5.5    Delivery of Accountholder Master Files. Seller shall provide an Accountholder Master File to Capital One (i) on a date mutually agreed between Seller and Capital One (reflecting the Accounts as of the date hereof) and (ii) on the Closing Date (reflecting the Accounts as of the date such Accountholder Master File is prepared, which date shall be mutually agreeable to the parties and no more than ten (10) Business Days prior to the Closing Date), which Accountholder Master File shall include the transaction history of the Accounts for the twelve (12) month period preceding the Closing Date. In the event that a component of the Accountholder Master File cannot be read by Capital One, Parent or Seller shall provide to Capital One (at Seller’s sole cost and expense), a new copy of said component within two (2) Business Days of its receipt of written notification from Capital One that such replacement is required.

5.6    Transition Team. Prior to the date hereof, Seller and Capital One have established a joint transition team (the “Transition Team”) and the Transition Team has determined the general scope and business requirements necessary to effectuate the Closing. Not later than April 26, 2017, the Transition Team shall use its reasonable best efforts to develop and mutually agree upon a plan to effectuate Conversion and the other matters described on Schedule 5.6 (the “Conversion Plan”), in a manner consistent with the terms of this Agreement and the Program Agreement. Prior to the date hereof, Seller has designated at least one employee as its lead contact member of the Transition Team (the “Seller Designated Transition Team Member”), and Capital One has designated at least one employee as its lead contact member of the Transition Team (the “Capital One Designated Transition Team Member”). Seller and Capital One acknowledge that promptly following the date of this Agreement Retail Buyer will designate at least one employee as its observer for the transition team (the “Retail Buyer Designated Transition Team Observer”), and the parties hereto shall use commercially reasonable efforts to provide the Buyer Designated Transition Team Observer an invitation to attend all meetings of the Transition Team (at the same time provided to the members of the Transition Team) and copies of all materials provided to the Transition Team (at the same time as provided to the Transition Team). Promptly following the date of this Agreement (and in any event within five (5) Business Days thereafter), Synovus shall designate at least one employee as its lead contact member to consult with the Transition Team (the “Synovus Designated Transition Team Consultant”). Synovus shall make the Synovus Designated Transition Team Consultant reasonably available to the Transition Team. Each party shall have the right, at any time, to appoint a new Seller Designated Transition Team Member (in the case of Seller), Capital One Designated Transition Team Member (in the case of Capital One), Retail Buyer Designated Transition Team Observer (in the case of Retail Buyer) or Synovus Designated Transition Team Consultant (in the case of Synovus), as the case may be, in lieu of the foregoing Persons.

5.7    Compliance with FDIC Letter. Capital One agrees that it will comply with the representations and warranties and covenants of Seller in the Seller’s letter of June 1, 2016 to the FDIC and in the Seller’s supplemental letter of March 23, 2017 to the FDIC and the conditions in the FDIC Letter.

5.8    Employees.

(a)    Continuation of Employment; Offers.    At least ten (10) Business Days prior to the Closing Date and effective as of the Effective Time (or, for any Delayed Employee, effective as of such later date as provided in Section 5.8(k)) Capital One or one of its Affiliates shall make an offer of employment that is consistent with the Comparable Job Requirements to all Business Employees. Each Business Employee who accepts such offer of employment is referred to in this Agreement as a “Transferred Employee.” Notwithstanding the foregoing, if any Business Employee is absent from work on long- or short-term disability, workers compensation leave, military leave, leave under the Family Medical Leave Act or other approved leave of absence as of the Closing Date, Capital One and its Affiliates shall have no obligation to make such employee an offer of employment; provided that if such Business Employee returns to work within six (6) months following the Closing Date (or such later date required by applicable Law, including in any case where applicable Law mandates reinstatement upon return from leave), Capital One or one of its Affiliates shall offer employment to such Business Employee on terms consistent with those applicable to Business Employees generally under this Section 5.8.

(b)    Termination of Benefit Plan Participation; Termination of Employment with Parent and Seller. As of the Closing Date, each Transferred Employee shall cease to be regarded as employed by Parent or any of its subsidiaries or Affiliates and shall cease to be an active participant in each Business Plan other than the Assumed Change of Control Agreements. Except as expressly provided in Section 5.8(c) with respect to Assumed Change of Control Agreements or Section 5.8(i) with respect to short-term incentive compensation, Seller and its Affiliates shall retain all (x) Liabilities in respect of all Business Plans and (y) Controlled Group Liabilities.

(c)    Employee Liabilities – In General. Except as otherwise expressly provided in this Section 5.8, Capital One shall assume all liabilities, responsibilities and obligations arising out of or relating to the Transferred Employees (including, subject to the final sentence of this paragraph, all liabilities of Parent under the Change of Control Agreement between each Business Employee (other than any Business Employee listed on Schedule 5.8(c)) and Seller or Parent (such agreement, each an “Assumed Change of Control Agreement”)) arising on or after the Closing, including, for the avoidance of doubt, all liabilities arising out of or relating to the termination of employment of any Transferred Employee by Capital One and its Affiliates on or after the Closing. Seller and its Affiliates shall be solely responsible for any and all costs, expenses or liabilities resulting from, or incurred in connection with, the termination of employment by Parent, Seller or any of their Affiliates, prior to, on or after the Closing Date, of any employee of Parent, Seller or their Affiliates (other than with respect to any Assumed Change of Control Agreement), including any such employee who fails to satisfy the conditions to employment with Capital One set forth in Section 5.8(j); provided, however, that Capital One shall fully indemnify and hold harmless Seller, Parent and their Affiliates for all severance liabilities (including under each Assumed Change of Control Agreement) arising out of the termination by Parent, Seller or any of their Affiliates, before, on or after the Closing Date, of any Business Employee who received an offer of employment that failed to meet the requirements set forth in Section 5.8(a). Notwithstanding anything to the contrary set forth in this Agreement, Seller and its Affiliates shall be solely responsible for (x) any and all costs, expenses or liabilities resulting from or incurred in connection with the termination of employment by Capital One or its Affiliates from and after the Closing of any individual listed on Schedule 5.8(c) (including any liabilities under any Change of Control Agreement entered into between Seller or Parent and any such individual listed on Schedule 5.8(c), which agreement shall be deemed an Excluded Asset and the obligations thereunder shall be deemed as Retained Liabilities hereunder) and (y) any obligations under Assumed Change of Control Agreements that relate to equity or other long-term incentive compensation awards granted by Parent and its Affiliates.

(d)    Benefit Levels and Continuation; Service Credit. During the 12 month period beginning on the Closing Date, Capital One shall, or shall cause an Affiliate to, provide each Transferred Employee with, for so long as the Transferred Employee is employed by Capital One or its applicable Affiliate following the Closing: (i) an annual rate of base salary or annual wage rate that is no less than the annual base salary or annual wage rate in effect immediately prior to Closing, (ii) total annual cash compensation eligibility that is no less favorable than the total annual cash compensation eligibility provided to such Transferred Employee immediately prior to the Closing, (iii) long-term incentive compensation opportunities that are no less favorable than those provided to similarly situated employees of Capital One and its Affiliates under Capital One’s or its Affiliate’s long-term incentive compensation plans and programs, (iv) severance benefits that are no less favorable than those provided to similarly situated employees of Capital One and its Affiliates under Capital One’s or its Affiliate’s severance plans and programs, and (v) other compensation and benefits, including employee retirement, welfare and paid time off benefits that are no less favorable in the aggregate than those made available to similarly situated employees of Capital One or its Affiliates under Capital One’s or its Affiliates’ compensation and benefit plans and programs. Effective as of the Closing Date, Capital One shall use commercially reasonable efforts to cause each Transferred Employee to have immediate access (subject to any applicable eligibility requirements, but taking into account for such purpose the service crediting provisions of this paragraph) to participate in welfare benefit plans that Capital One and its Affiliates make available to similarly situated employees of Capital One and its Affiliates and to make COBRA coverage available to such Transferred Employees under any group health or dental plans sponsored by Capital One and its Affiliates that are subject to COBRA. For purposes of determining (1) eligibility to participate in and vesting under any employee benefit plan of Capital One or its Affiliates and (2) retirement eligibility under any Capital One plan providing for the grant of equity awards, and for benefit accrual purposes only for vacation, paid time off and severance benefits, in each case, as applicable, each Transferred Employee shall be credited with the years of service he or she has been credited with under the comparable Business Plans; provided, that such service shall not be recognized (x) to the extent such recognition would result in a duplication of benefits for the same period of service, (y) for purposes of benefit accruals under any Capital One defined benefit retirement plan, including any cash balance plan and (z) for purposes of retiree medical benefits (but it shall be recognized for access-only retiree medical, if applicable). Capital One shall, or shall cause an Affiliate to, use commercially reasonable efforts to waive any preexisting conditions and waiting periods under the welfare benefit plans of Capital One or its Affiliates that provide healthcare benefits in which the Transferred Employees are eligible to participate to the same extent that such conditions and waiting periods were waived under the comparable Employee Plan. Capital One shall, or shall cause an Affiliate to, use commercially reasonable efforts to cause the welfare benefit plans of Capital One that provide healthcare benefits in which the Transferred Employees are eligible to participate to recognize and credit amounts paid by such Transferred Employees under the applicable Business Plan towards satisfying deductible expense requirements and out-of-pocket expense limits during the portion of the calendar year prior to the Closing as if such amounts had been paid in accordance with such Business Plan for the same plan year; provided that the applicable plan administrator under each such Business Plan shall have timely provided Capital One or its Affiliate with validated information that allows Capital One or its Affiliate to recognize and credit such amounts.

(e)    Accrued Vacation, Salary, Expenses, Sick Leave and Personal Time. Seller or its Affiliates shall be responsible for making payments to Transferred Employees in respect to any earned but unused vacation, earned but unpaid base salary or base wages and unreimbursed business expenses incurred through the Effective Time.

(f)    Welfare Plans. Seller shall retain responsibility to provide and satisfy all claims that are incurred by the Transferred Employees under any Business Plans prior to the Closing Date. For purposes of this Agreement, the following claims shall be deemed to be incurred as follows: (i) life, accidental death and dismemberment, business travel accident, short-term disability and workers compensation insurance benefits, upon the event giving rise to such benefits (except that repetitive motion injury workers compensation claims shall be deemed incurred on the date the applicable claim is filed); (ii) health, vision, dental and/or prescription drug benefits, on the date such services, materials or supplies were provided; and (iii) long-term disability benefits, on the eligibility date determined by the long-term disability carrier for the plan in which the individual participates.

(g)    401(k) Savings Plans. Effective at the Closing, Capital One shall establish participation by the Transferred Employees in Capital One’s or an Affiliate’s U.S. tax-qualified defined contribution plan or plans (the “Capital One 401(k) Plan”) for the benefit of each Transferred Employee who, as of immediately prior to the Effective Time, was eligible to participate in the U.S. tax-qualified defined contribution plan maintained by Parent. Capital One shall, or shall cause an Affiliate to, take all action necessary to permit the Capital One 401(k) Plan to accept rollover contributions (excluding loans) from Transferred Employees.

(h)    WARN Act. The parties hereto agree to cooperate in good faith, including by sharing information about terminations of employment in a timely manner, to determine whether any notification may be required under the WARN Act as a result of the transactions contemplated by this Agreement, including Seller providing to Capital One a list of all employees terminated from employment in the ninety (90) days prior to the Closing Date. Capital One or its Affiliate shall be responsible for providing any notice (or pay in lieu of notice) required pursuant to the WARN Act with respect to a layoff or plant closing involving Transferred Employees that occurs on or after the Closing Date.

(i)    Incentive Compensation. Subject to clause (ii) of Section 5.8(d), Capital One shall provide each Transferred Employee with a short-term incentive compensation opportunity for the full calendar year in which the Closing occurs that shall be earned and paid on the same basis as the short-term incentive compensation opportunity that Capital One would provide to a person who has been employed by Capital One or one of its Affiliates at the same level for such full calendar year; provided that such short-term incentive opportunity may be prorated if the Transferred Employee commenced employment with the Seller, Parent or any of their Affiliates after the first day of such calendar year. To the extent such short-term incentive compensation opportunity causes Capital One to fail to comply with its obligation under clause (ii) of Section 5.8(d), Capital One shall provide the affected Transferred Employee with increased base compensation, a signing bonus or other supplemental annual cash compensation that in any case shall be earned and vested within such calendar year.

(j)    Conditions to Employment. Capital One’s (or its Affiliate’s) employment of any Business Employee following the Closing shall be subject to and conditioned upon each individual’s satisfactory completion of Capital One’s (or its Affiliate’s) standard employment processes and a background check (including a criminal background check), each of the kind imposed by Capital One and its Affiliates in the ordinary course with respect to all newly-hired similarly situated employees. Seller shall provide Capital One and its Affiliates with reasonable access to Business Employees for purposes of conducting such background checks.

(k)    Delayed Employees. In the event that Seller or Parent hires any individual as a replacement for any Business Employee on or following the twentieth (20th)

Business Day prior to the Closing Date (each such individual, a “Delayed Employee”), (i) Seller and Capital One shall cooperate in good faith to facilitate the transfer of such Delayed Employee’s employment from Seller or its Affiliate to Capital One as soon as reasonably practicable following the Closing Date, subject to and conditioned upon the Delayed Employee’s satisfactory completion of Capital One’s standard employment processes and a background check (including a criminal background check), (ii) during the period between the Closing Date and the date the Delayed Employee transfers employment to Capital One, Seller and its Affiliates shall continue to employ such Delayed Employee at Seller’s and its Affiliate’s sole expense and (iii) any liabilities relating to such Delayed Employee that are assumed by Capital One in accordance with this Section 5.8 shall be assumed as of the date the Delayed Employee commences employment with Capital One (and not on the Closing Date).

(l)    No Third-Party Rights. The parties hereto acknowledge and agree that all provisions contained in this Section 5.8 are included solely for the benefit of the parties hereto and nothing contained herein (i) shall create any third-party beneficiary rights in any Business Employee (including any beneficiary or dependent thereof), (ii) be construed as an amendment to any employee benefit plan or program or (iii) otherwise oblige Capital One, Parent or any of their respective Affiliates to maintain any particular employee benefit plan or retain the employment of any particular employee following the Effective Time.

5.9    No Solicitation of Alternative Transactions.

(a)    From the date of the Original Agreement until the Closing Date, or until this Agreement is terminated in accordance with its terms, Parent and Seller shall not, and shall cause their Affiliates not to, and shall not assist or facilitate Retail Buyer or any of its Affiliates to, directly or indirectly, solicit or initiate discussions or engage in negotiations with, or provide information to, or authorize any financial advisor or other Representative to solicit or initiate discussions or engage in negotiations with, or provide information to, any Person (other than Synovus, Capital One and their Representatives) concerning, or enter into any definitive agreement in respect of, any potential sale of or transaction involving the Acquired Assets, the Assumed Liabilities or the Program.

(b)    Effective as of the date of the Original Agreement, Parent and Seller shall, and shall cause their respective Affiliates and Representatives to, immediately terminate any existing discussions or negotiations with any Persons (other than discussions with Capital One, Synovus or and their respective Representatives) conducted heretofore with respect to any of the potential transactions described in Section 5.9(a), and promptly following the Closing Date shall use reasonable best efforts to cause all Persons (other than Capital One, Synovus or and their respective Representatives) who have been furnished confidential information regarding the Acquired Assets or the Program in connection with the solicitation of or discussions regarding any of the transactions described in Section 5.9(a) within the twenty-four (24) months prior to the date hereof promptly to return or destroy such information. Effective as of the date of the Original Agreement, each of Parent and Seller agrees not to, and to cause its Affiliates and Representatives not to, release any third party from the confidentiality, employee non-solicit or other similar provisions of any agreement with respect to the transactions described in Section 5.9(a) (“Bidder Agreements”) and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to engage in any transaction described in Section 5.9(a). Following the Closing, Parent and Seller shall, and shall cause their respective Affiliates to, cooperate with Capital One or Synovus (as applicable), upon either of their request and at the requesting party’s expense, to enforce the parties’ rights under the Bidder Agreements.

(c)    From the date of this Agreement until the Subsequent Closing, or until this Agreement is terminated in accordance with its terms, Parent and Seller shall not, and shall cause their Affiliates not to, and shall not assist or facilitate Retail Buyer or any of its Affiliates to, directly or indirectly, solicit or initiate discussions or engage in negotiations with, or provide information to, Synovus with respect to any potential sale of or transaction involving the Acquired Assets, the Assumed Liabilities or the Program (including any transaction that would not involve the transactions involving Capital One contemplated by this Agreement being consummated) other than the transactions with Synovus contemplated by this Agreement, and Parent and Seller shall, and shall cause their respective Affiliates and Representatives to, immediately terminate any existing discussions or negotiations with Synovus conducted heretofore with respect to any such alternative transaction.

(d)    From the date of this Agreement until the Subsequent Closing, or until this Agreement is terminated in accordance with its terms, Synovus shall not, and shall cause its Affiliates not to, directly or indirectly, solicit or initiate discussions or engage in negotiations with, or provide information to, or authorize any financial advisor or other Representative to solicit or initiate discussions or engage in negotiations with, or provide information to, any Person (other than Capital One) concerning, or enter into any definitive agreement in respect of, any potential sale of or transaction involving the Acquired Assets or the Assumed Liabilities or the Program; provided that this Section 5.9(d) shall not prohibit Synovus from taking any such actions in respect of (i) an acquisition by a third party of or a merger, consolidation or sale of all or substantially all of the assets of Synovus or Synovus Financial Corp. or (ii) any disposition after the Subsequent Closing by Synovus of the Synovus Retained Assets or the Synovus Retained Liabilities, in each case (i) or (ii) that would not prevent or cause a material delay in the satisfaction of the conditions contained in Article VI or the consummation of the transactions contemplated hereby or by the Merger Agreement.

(e)    Notwithstanding this Section 5.9 or anything else to the contrary contained in this Agreement, nothing in this Agreement shall limit, restrict or otherwise affect any rights of Parent with respect to any Competing Proposal (as defined in the Merger Agreement) pursuant to Section 5.03, Section 5.08 and Section 7.01 and Section 7.02 under the Merger Agreement, including Parent’s rights to provide Competing Proposal Information (as defined in the Merger Agreement) and participate in discussions with the person making any Competing Proposal, in all cases subject to, in compliance with and solely to the extent permitted under, the terms and conditions of the Merger Agreement.

5.10    Third-Party Consents. Each party shall use its respective reasonable best efforts to obtain any Third-Party Consent and give any notice necessary for the transfer or assignment of any and all Acquired Assets or the assumption of any of the Assumed Liabilities. In furtherance and not in limitation of the foregoing, promptly upon the execution of this Agreement and subject to applicable Law, the parties will reasonably coordinate in good faith in respect of any communications by Parent or Seller with the parties other than Governmental

Entities whose consent or waiver or to whom notice is required, including Third-Party Consents. In furtherance and not in limitation of the foregoing, Seller and Synovus shall use reasonable best efforts to take such actions as are required by the terms of any broker agreement to permit the applicable Deposit Liabilities and Deposit Contracts to be assigned to Synovus. The parties, in consultation with each other, shall follow up with all such parties with respect to, and to obtain, all such required consents, and shall keep each other reasonably informed regarding the progress and status of such efforts. If any such consent or approval is not obtained, the applicable Acquired Asset or Assumed Liability (other than with respect to any Securitization Assets and Securitization Documents and the Deposit Liabilities and related Deposit Contracts) will be subject to the provisions of Section 2.5(a). The parties hereby further agree to allocate the consent fees between Parent and Seller, on the one hand, and Capital One, on the other, relating to certain specified Third-Party Consents as set forth in Schedule 5.6. Seller shall not be required to pay any such fees until the Closing Date. The provisions of Section 2.5(a) and this Section 5.10 shall not apply in respect of consents and approvals necessary under the Securitization Documents to consummate the transactions contemplated by this Agreement, the Securitization Transfer Agreement, the Purchase Agreements and the Merger Agreement, which are the subject of Section 5.1(a)(vi).

5.11    Certain Transition Matters regarding Activities Performed by Seller Before Closing Date. In the case of any reporting or other obligation of Synovus or Capital One (or one or more of their respective Affiliates) under applicable Law or pursuant to contractual obligation that arises after the Closing Date but relates back, in whole or in part, to activities performed (or to be performed) by Seller (or one or more of its Affiliates or vendors) prior to the Closing Date, (a) Seller agrees that, as of the Closing Date, and (b) Parent agrees that, at least 30 days prior to the date on which any such reporting or other obligation arises, in each case, it will provide such documents, reports, certifications, assessments, attestations by its accountants or other similar materials as Synovus or Capital One may reasonably request or as may be reasonably necessary for Synovus or Capital One to comply with such Law or contractual obligation or to carry out the purposes and intents of this Agreement, including assessment and attestation reports (and any related required consents) of the type contemplated by Item 1122 of Regulation AB, servicer compliance statements of the type contemplated by Item 1123 of Regulation AB, and certifications in support of the certification required by Rules 13a-14(d) and 15d-14(d) under the Exchange Act (pursuant to Section 302 of the Sarbanes-Oxley Act of 2002).

5.12    Further Assurances. The parties agree that, from time to time, whether before, on or after the Closing Date, each of them will execute and deliver such further instruments of conveyance and transfer and take such other action as may be reasonably requested by the other party to carry out the purposes and intents of this Agreement.

5.13    Transitional Servicing Agreement.

(a)    Parent, Seller and Capital One agree to cooperate to negotiate in good faith prior to the Closing to enter into the Transitional Servicing Agreement at the Closing that incorporates the Transitional Servicing Agreement Principles, together with such other mutually agreed terms and provisions that are not inconsistent with the Transitional Servicing Agreement Principles and that are customary for an agreement of that nature in this type of transaction. If Parent, Seller and Capital One are unable to negotiate the Transitional Servicing

Agreement prior to the Closing, then the Transitional Servicing Agreement Principles shall be legally binding upon the parties effective as of the Closing and references herein and therein to the Transitional Servicing Agreement shall mean the Transitional Servicing Agreement Principles, until such time (if any) as Parent, Seller and Capital One negotiate and execute the Transitional Servicing Agreement. The Transitional Servicing Agreement, once executed, will supersede the Transitional Servicing Agreement Principles.

(b)    The assets, services and other items used to provide “Services” under the Transitional Servicing Agreement Principles and the Transitional Servicing Agreement, as applicable, on the terms and subject to the conditions set forth therein and herein, shall include those set forth on Schedule 5.13. For the avoidance of doubt, (i) Parent and Seller shall not be obligated to provide any of the assets, services or other items set forth on Schedule 5.13 under the Transitional Servicing Agreement Principles or the Transitional Servicing Agreement, as applicable, following the expiration of the applicable term set forth in the Transitional Servicing Agreement Principles or the Transitional Servicing Agreement, as applicable, and (ii) the Transition Team shall continue to cooperate in good faith following the date hereof to determine any necessary or advisable changes to Schedule 5.13.

5.14    Lincoln Lease Agreement. Parent, Seller and Capital One agree to cooperate to negotiate in good faith prior to the Closing to enter into the Lincoln Lease Agreement on the terms set forth on Schedule 1.1(f) and otherwise on other terms to be mutually agreed between Parent, Seller and Capital One in good faith prior to the Closing, whether as a “Service” under the Transitional Servicing Agreement or otherwise. If Parent, Seller and Capital One are unable to negotiate the Lincoln Lease Agreement prior to the Closing, then the terms set forth on Schedule 1.1(f) shall be legally binding upon the parties effective as of the Closing and references herein and therein to the Lincoln Lease Agreement shall mean the terms set forth on Schedule 1.1(f), until such time (if any) as Parent, Seller and Capital One negotiate and execute the Lincoln Lease Agreement. The Lincoln Lease Agreement, once executed, will supersede the terms set forth on Schedule 1.1(f).

5.15    Certain Cooperation. Following the date hereof and prior to the Closing, the parties will cooperate and discuss in good faith to determine whether there are any mutually agreeable changes to this Agreement that would minimize the aggregate Tax liability to the parties resulting from the transactions contemplated hereby, including regarding the components of the aggregate Purchase Price (or reduction thereof) and the allocation of the Purchase Price among the Acquired Assets and Assumed Liabilities, but that would also ensure that each party receives, in the aggregate, the same economic benefits under this Agreement and any other related agreement as each party would have received absent any such changes and that would not reasonably be expected to prevent or materially delay the Closing.

5.16    Release. Parent, Seller and Capital One hereby release Synovus and its Affiliates and each of their respective officers, managers, employees, agents and representatives and the successors and assigns of all of the foregoing (the “Released Parties”) from any and all causes of action or Losses of any nature whatsoever in law or in equity, against any of the Released Parties that Parent, Seller or Capital One or any of their respective successors or assigns may have, relating in any way to or in connection with the failure of the Subsequent Closing to occur immediately following the Closing in the event that the Closing has occurred, except to the extent that such failure is the result of a Synovus Default.

5.17    Consummation of Subsequent Closing; Unwind if Subsequent Closing Does Not Occur.

(a)    Capital One and Synovus shall consummate the Subsequent Closing immediately following the consummation of the Closing.

(b)    In the event that notwithstanding the foregoing clause (a) the Closing occurs and the Subsequent Closing does not occur pursuant to the terms of this Agreement, then the Closing shall automatically be deemed to be rescinded and not to have taken place and each of the parties shall execute and deliver such further instruments of conveyance and transfer and take such other action as may be reasonably requested by any other party to carry out the purposes and intents of this sentence. Capital One shall reimburse and indemnify Synovus for any Losses related to such rescission in accordance with Section 7.2(b)(viii).

5.18    Expense Reimbursement. Capital One hereby agrees with Synovus that Capital One shall reimburse (or shall have reimbursed prior to the date of this Agreement) Synovus on an as-incurred basis for its documented out-of-pocket expenses (including Professional Expenses) incurred in connection with the transactions contemplated by this Agreement from and after January 28, 2017 until the earlier of the Closing Date or the termination of this Agreement, provided that Capital One shall only be required to reimburse Synovus for 50% of such expenses in excess of $3,000,000 in the aggregate (and Synovus shall be responsible for the other 50% of such expenses in excess of $3,000,000 in the aggregate) (the “Expense Reimbursement”).”

ARTICLE VI

CONDITIONS OF CLOSING

6.1    Conditions Applicable to Capital One. The obligation of Capital One under this Agreement to consummate the applicable transactions contemplated by this Agreement and the applicable Purchase Agreements as set forth in Article II at the Closing is subject to the satisfaction or written waiver by Capital One of the following conditions as of the Closing:

(a)    Accuracy of Representations and Warranties. (i) The representations and warranties of Parent and Seller contained in Sections 4.1(a), 4.1(b), and 4.1(i)(B) shall be true and correct in all material respects in each case as of the date of this Agreement and as of the Closing Date (except to the extent expressly made as of a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date) (without giving effect to any qualifier as to “materiality” or other similar qualifiers set forth therein); (ii) the other representations and warranties of Parent and Seller in Section 4.1 shall be true and correct in each case as of the date of this Agreement and as of Closing Date (except to the extent expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such date) (without giving effect to any qualifier as to “materiality” or other similar qualifiers set forth therein), except in the case of this clause (ii) where the failures of such representations and warranties to be so true and correct, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (iii) the representations and warranties of Synovus contained in Sections 4.3(a) and 4.3(b) shall be true and correct in all material respects in each case as of the date of this Agreement and as of the Closing Date (except to the extent expressly made as of a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date) (without giving effect to any qualifier as to “materiality” or other similar qualifiers set forth therein); and (iv) the other representations and warranties of Synovus in Section 4.3 shall be true and correct in each case as of the date of this Agreement and as of Closing Date (except to the extent expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such date) (without giving effect to any qualifier as to “materiality” or other similar qualifiers set forth therein), except in the case of this clause (iv) where the failures of such representations and warranties to be so true and correct, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or to prevent or materially impair Synovus from consummating the transactions contemplated by this Agreement.

(b)    Performance of this Agreement. All the covenants and agreements required by this Agreement to be complied with and performed by Parent, Seller and Synovus at or prior to the Closing shall have been complied with and performed in all material respects.

(c)    Governmental Consents. The parties shall have received all approvals and actions of or by all Governmental Authorities set forth on Schedule 6.1(c).

(d)    No Injunction. No Governmental Authority of competent jurisdiction shall have issued an order that remains in effect and prohibits or makes illegal the consummation of the transactions contemplated by this Agreement or by the Program Agreement.

(e)    Program Agreement. The Program Agreement shall have been fully executed and delivered by the parties thereto and shall remain in effect as of the Closing Date.

(f)    Merger Agreement; Dissolution of Seller. (i) The conditions to the consummation of the Merger set forth in Article VI of the Merger Agreement shall have been satisfied or waived in accordance with the terms of the Merger Agreement (other than (A) such conditions addressing the consummation of the purchase and sale of the Acquired Assets pursuant to this Agreement, (B) such conditions addressing the dissolution or liquidation of Seller or the termination of its banking charter and (C) such other conditions that by their terms are to be satisfied at the closing of the Merger, but in each case subject to the satisfaction or waiver of such conditions assuming the closing of the Merger immediately following the Subsequent Closing) and (ii) Capital One shall have received an irrevocable letter from the parties to the Merger Agreement stating that such parties are ready, willing and able to consummate the Merger immediately following the Subsequent Closing.

(g)    Subsequent Closing Ready to Proceed. Capital One shall have received an irrevocable letter from Synovus stating that Synovus is ready, willing and able to consummate the transactions contemplated by this Agreement as set forth in Article II to be consummated at the Subsequent Closing immediately following the Closing.

(h)    Materially Burdensome Condition. None of the Seller Required Approvals, the Synovus Required Approvals or the Capital One Required Approvals shall have resulted in the imposition of any Materially Burdensome Condition.

(i)    Closing Deliverables. Capital One shall have received (or shall receive at the Closing) the deliverables set forth in Sections 4(a)(i) through 4(a)(v) of the Purchase Agreement among Parent, Seller and Capital One and Section 4(a) of the Purchase Agreement between Synovus and Capital One.

6.2    Conditions Applicable to Seller and Parent. The obligation of Seller and Parent under this Agreement to consummate the transactions contemplated by this Agreement and the applicable Purchase Agreements as set forth in Article II at the Closing is subject to the satisfaction or written waiver by Seller and Parent of the following conditions as of the Closing:

(a)    Accuracy of Representations and Warranties. (i) The representations and warranties of Capital One shall be true and correct in each case as of the date of this Agreement and as of the Closing Date (except to the extent expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), except where the failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to prevent or materially impair Capital One from consummating the transactions contemplated by this Agreement; and (ii) the representations and warranties of Synovus shall be true and correct in each case as of the date of this Agreement and as of the Closing Date (except to the extent expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), except where the failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to prevent or materially impair Synovus from consummating the transactions contemplated by this Agreement.

(b)    Performance of this Agreement. All the covenants and agreements required by this Agreement to be complied with and performed by Capital One and Synovus on or prior to the Closing shall have been complied with and performed in all material respects.

(c)    Governmental Consents. The parties shall have received all approvals and actions of or by all Governmental Authorities set forth on Schedule 6.1(c).

(d)    No Injunction. No Governmental Authority of competent jurisdiction shall have issued an order that remains in effect and prohibits or makes illegal the consummation of the transactions contemplated by this Agreement or by the Program Agreement.

(e)    Program Agreement. The Program Agreement shall have been fully executed and delivered by the parties thereto and shall remain in effect as of the Closing Date.

(f)    Merger Agreement; Dissolution of Seller. (i) The conditions to the consummation of the Merger set forth in Article VI of the Merger Agreement shall have been satisfied or waived in accordance with the terms of the Merger Agreement (other than (A) such conditions addressing the consummation of the purchase and sale of the Acquired Assets pursuant to this Agreement, (B) such conditions addressing the dissolution or liquidation of Seller or the termination of its banking charter and (C) such other conditions that by their terms are to be satisfied at the closing of the Merger, but in each case subject to the satisfaction or waiver of such conditions assuming the closing of the Merger immediately following the Subsequent Closing) and (ii) Parent shall have received an irrevocable letter from the other parties to the Merger Agreement stating that such other parties are ready, willing and able to consummate the Merger immediately following the Subsequent Closing.

(g)    Subsequent Closing Ready to Proceed. Parent and Seller shall have received an irrevocable letter from Capital One and Synovus stating that Capital One and Synovus are ready, willing and able to consummate the transactions contemplated by this Agreement as set forth in Article II to be consummated at the Subsequent Closing immediately following the Closing.

(h)    Closing Deliverables. Seller shall have received (or shall receive at the Closing) the deliverables set forth in Section 4(b)(i) of the Purchase Agreement among Parent, Seller and Synovus and Section 4(b)(i), 4.1(b)(ii) and 4(b)(iii) of the Purchase Agreement among Parent, Seller and Capital One.

6.3    Conditions Applicable to Synovus. The obligation of Synovus under this Agreement to consummate the applicable transactions contemplated by this Agreement and the applicable Purchase Agreements as set forth in Article II at the Closing is subject to the satisfaction or written waiver by Synovus of the following conditions as of the Closing:

(a)    Accuracy of Representations and Warranties. (i) The representations and warranties of Capital One shall be true and correct in each case as of the date of this Agreement and as of the Closing Date (except to the extent expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), except where the failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to prevent or materially impair Capital One from consummating the transactions between Capital One and Synovus contemplated by this Agreement; and (ii) (A) the representations and warranties of Parent and Seller (other than those set forth in Section 4.1(m)(iii)-(viii) shall be true and correct in each case as of the date of this Agreement and as of the Closing Date (except to the extent expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), except where the failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to prevent or materially impair Parent or Seller from consummating the transactions between Synovus, on the one hand, and Parent and Seller, on the other hand, contemplated by this

Agreement; and (B) each of the representations and warranties of Parent and Seller set forth in Section 4.1(m)(iii)-(viii) shall be true and correct as of the date of this Agreement and as of the Closing Date (except to the extent expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), except in the case of this clause (B) where the failures of such representations and warranties to be so true and correct (without giving effect to any qualifier as to “materiality” or other similar qualifiers set forth therein), would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Synovus Retained Assets and the Synovus Retained Liabilities, taken as a whole (other than any Effect referred to in the proviso to clause (i) of the definition of “Material Adverse Effect”).

(b)    Performance of this Agreement. All the covenants and agreements required by this Agreement to be complied with and performed by Parent, Seller and Capital One on or prior to the Closing shall have been complied with and performed in all material respects.

(c)    Governmental Consents. The parties shall have received all approvals and actions of or by all Governmental Authorities set forth on Schedule 6.1(c).

(d)    No Injunction. No Governmental Authority of competent jurisdiction shall have issued an order that remains in effect and prohibits or makes illegal the consummation of the transactions contemplated by this Agreement or by the Program Agreement.

(e)    Subsequent Closing Ready to Proceed. Synovus shall have received an irrevocable letter from Capital One stating that Capital One is ready, willing and able to consummate the transactions contemplated by this Agreement as set forth in Article II to be consummated at the Subsequent Closing immediately following the Closing.

(f)    Synovus Burdensome Condition. None of the Seller Required Approvals, the Synovus Required Approvals or the Capital One Required Approvals shall have resulted in the imposition of any Synovus Burdensome Condition.

(g)    Closing Deliverables. Synovus shall have received the deliverables set forth in Section 4(a) of the Purchase Agreement among Parent, Seller and Synovus and Section 4(b)(i) of the Purchase Agreement between Synovus and Capital One.

6.4    Conditions Applicable to the Subsequent Closing. The obligation of each of Capital One and Synovus under this Agreement to consummate the applicable transactions contemplated by this Agreement and the applicable Purchase Agreements as set forth in Article II at the Subsequent Closing is subject to the satisfaction or written waiver by each of the parties of the following conditions as of the Subsequent Closing:

(a)    Occurrence of Closing. The Closing shall have occurred.

(b)    No Injunction. No Governmental Authority of competent jurisdiction shall have issued an order that remains in effect and prohibits or makes illegal the consummation of the transactions contemplated by this Agreement or by the Program Agreement.

ARTICLE VII

INDEMNIFICATION

7.1    Parent’s Indemnification Obligations.

(a)    Indemnification of Capital One. From and after the Closing, Parent shall indemnify, defend and hold harmless Capital One and its Affiliates and their respective officers, directors and employees from and against any and all Losses (as hereinafter defined), including any Losses arising from or relating to Capital One’s obligations under Section 7.2(b), arising from or relating to: (i) the breach of any representation or warranty of Parent or Seller contained in Section 4.1 (it being understood that for purposes of this Section 7.1 any qualifications of any such representation or warranty relating to materiality or Material Adverse Effect shall be disregarded); (ii) the failure by Parent or Seller to perform any of its covenants contained in this Agreement, any Purchase Agreement to which Capital One and Seller are a party or the Securitization Transfer Agreement (except for Losses in respect of which Capital One is required to indemnify Parent pursuant to the last sentence of Section 7.2(a)); (iii) the Retained Liabilities and the Excluded Assets; or (iv) any and all Taxes that are the responsibility of Parent pursuant to Section 5.1(d).

(b)    Indemnification of Synovus. From and after the Closing, Parent shall indemnify, defend and hold harmless Synovus and its Affiliates and their respective officers, directors and employees from and against any and all Losses (as hereinafter defined) arising from or relating to: (i) the Retained Liabilities and the Excluded Assets; or (ii) any and all Taxes that are the responsibility of Parent pursuant to Section 5.1(d).

7.2    Capital One’s Indemnification Obligations.

(a)    Indemnification of Parent. From and after the Closing, Capital One shall indemnify, defend and hold harmless Parent and its Affiliates and their respective officers, directors and employees from and against any and all Losses arising from or relating to: (i) the breach of any representation or warranty of Capital One contained in Section 4.2 (it being understood that for purposes of this Section 7.2 any qualifications of any such representation or warranty relating to materiality or Material Adverse Effect shall be disregarded); (ii) the breach or failure by Capital One to perform any of its covenants contained in this Agreement, any Purchase Agreement to which Capital One and Seller are party or the Securitization Transfer Agreement; (iii) the Capital One Assumed Liabilities; or (iv) any and all Taxes that are the responsibility of Capital One pursuant to Section 5.1(d). From and after the Closing, Capital One shall indemnify and hold harmless Parent and its Affiliates from and against any and all amounts (including reasonable out-of-pockets costs, fees, expenses and any other Losses) in excess of the value of any Excluded Deposit or any other deposit that is subject to clause (b) of Schedule 5.2(d), had such value been included on the Valuation Statement as of the date such deposit is refunded, incurred by Seller or Parent to refund, repay or otherwise settle in full any such deposit to the holder thereof.

(b)    Indemnification of Synovus. From and after the date hereof, Capital One shall indemnify, defend and hold harmless Synovus and its Affiliates and their respective officers, directors and employees from and against any and all Losses from and after January 28, 2017 (whether occurring before, on or after the Closing or Subsequent Closing) arising from or relating to: (i) the breach of any representation or warranty of Capital One contained in this Agreement (it being understood that for purposes of this Section 7.2 any qualifications of any such representation or warranty relating to materiality or Material Adverse Effect shall be disregarded), or under any Purchase Agreement or the Securitization Transfer Agreement; (ii) the breach or failure by Capital One to perform any of its covenants contained in this Agreement, any Purchase Agreement or the Securitization Transfer Agreement; (iii) the Capital One Acquired Assets, the Capital One Assumed Liabilities or the Program; (iv) any and all Taxes that are the responsibility of Capital One pursuant to Section 5.1(d); (v) the breach of any representation or warranty of Parent or Seller contained in this Agreement (it being understood that for purposes of this Section 7.2 any qualifications of any such representation or warranty relating to materiality or Material Adverse Effect shall be disregarded); (vi) the failure by Parent or Seller to perform any of its covenants contained in this Agreement, any Purchase Agreement to which Synovus and Seller are a party or the Securitization Transfer Agreement; (vii) any Third Party Claim relating to the transactions contemplated by this Agreement, any Purchase Agreement to which Synovus is a party, or the Securitization Transfer Agreement; (viii) the failure of the Subsequent Closing to take place immediately following the Closing, including any Losses arising from or relating to Section 5.17; (ix) a Third-Party Consent required by the terms of the applicable Deposit Contract with respect to assignment of the Deposit Liabilities and related Deposit Contracts that is not obtained before Closing; (x) lawsuits, proceedings or other matters described in, and actions taken by Synovus to comply with its obligations under, Sections 5.1(a)(i)(C), (D) and (E), provided that none of Synovus and its Affiliates and their respective officers, directors and employees shall be entitled to indemnification pursuant to this Section 7.2(b) for Professional Expenses incurred by Synovus in connection with such obligations (which Professional Expenses are subject to the Expense Reimbursement) or (xi) this Agreement or the transactions contemplated hereby to the extent not addressed by the foregoing clauses (i) through (x).

(c)    Notwithstanding the foregoing, Capital One shall not have any obligation to indemnify, defend and hold harmless pursuant to Section 7.2(b)(vii), (viii) or (xi) for (i) any Losses to the extent such Losses result from Synovus’s breach of its representations, warranties or covenants under this Agreement or a Purchase Agreement to which Synovus is a party or from matters for which Synovus is required to indemnify Parent or Capital One or their respective Affiliates, officers, directors or employees hereunder, (ii) any Losses to the extent such Losses arise out of or result from an act or omission by Synovus or its Affiliates or their respective officers, directors or employees (x) in respect of the Synovus Retained Assets or the Synovus Retained Liabilities and not required or specifically contemplated to be taken by this Agreement, any Purchase Agreement or any other agreement ancillary hereto or (y) not relating to the transactions contemplated by this Agreement or a Purchase Agreement to which Synovus is a party, or any other agreement ancillary hereto, (iii) any Losses to the extent arising out of the bad faith, willful misconduct or gross negligence of Synovus, (iv) any Losses to the extent arising out of the maintenance or administration of the Deposit Liabilities after the Closing Date, (v) any amounts that would otherwise be reimbursable under the Expense Reimbursement but for such expenses exceeding the amount required to be paid by Capital One pursuant to the Expense Reimbursement, provided that for the avoidance of doubt this Section 7.2(c) shall not apply to reimbursement of expenses for counsel retained by Synovus pursuant to Section 7.6(a), (vi) any internal costs and expenses of Synovus to the extent incurred in complying with its obligations under this Agreement or otherwise incurred in connection herewith prior to the date of this Agreement (e.g., allocated overhead), (vii) any expenses for counsel retained by Synovus in connection with any Third-Party Claim to the extent not indemnifiable pursuant to Section 7.6(a), (viii) any breach of any representation or warranty of Capital One, Parent or Seller after the expiration of the applicable survival period specified in Section 7.6(d), (ix) any breach or failure by Capital One, Parent or Seller to perform any covenant after the expiration of the applicable survival period specified in Section 7.6(d), (x) any Taxes other than those that are the responsibility of Capital One pursuant to Section 5.1(d); and (xi) any amounts or expenses which are otherwise specifically allocated to Synovus pursuant to this Agreement (including Section 9.5).

7.3    Synovus’s Indemnification Obligations. From and after the Closing, Synovus shall indemnify, defend and hold harmless each of Parent, Capital One and their respective Affiliates and their respective officers, directors and employees from and against any and all Losses arising from or relating to: (a) the breach of any representation or warranty of Synovus contained in Section 4.3, (b) the breach of, or failure by Synovus to perform, any of its covenants contained in this Agreement, any Purchase Agreement to which Synovus is a party or the Securitization Transfer Agreement (c) the Synovus Retained Assets and the Synovus Retained Liabilities to the extent arising out of the maintenance or administration of the Deposit Liabilities after the Closing Date or (d) any and all Taxes that are the responsibility of Synovus pursuant to Section 5.1(d).

7.4    Definition of Losses.

(a)    For purposes of this Agreement, the term “Losses” shall mean any and all liabilities, damages, claims, losses, fines, fees, penalties, interest, Taxes (subject to the allocations of responsibility pursuant to Section 5.1(d)), costs and expenses (including reasonable disbursements and attorneys’ fees incurred in connection therewith and in seeking indemnification therefor, and any amounts or expenses required to be paid or incurred in connection therewith and in seeking indemnification therefor, and any amounts or expenses required to be paid or incurred in connection with any action, suit, proceeding, investigation, arbitration, claim, appeal, demand, assessment or judgment) that are imposed, sustained, suffered by or asserted against an Indemnified Party (for avoidance of doubt, in the case of Capital One, Losses in respect of which it may be indemnified under Section 7.1(a) may include any such liabilities, damages, claims, losses, fines, fees, penalties, interest, Taxes (subject to the allocations of responsibility pursuant to Section 5.1(d)), costs and expenses for which Capital One is required to indemnify Synovus pursuant to Section 7.2(b)(v), (vi) or (vii) solely to the extent arising from or relating to Section 7.1(a)).

(b)    In calculating the amount of any Losses of an Indemnified Party under this Article VII, there will be subtracted the amount of any (i) insurance proceeds, (ii) third-party payments (including payments received from a party to this Agreement other than the applicable Indemnifying Party in respect of the applicable Losses, whether or not in its capacity as an Indemnifying Party under this Agreement) and (iii) Tax benefits, in each case, actually received by the Indemnified Party with respect to such Losses and in each case (i), (ii) or

(iii) net of any actual costs, expenses, deductibles or premiums incurred in connection with securing or obtaining such proceeds, payments or benefits. In the event that any Indemnifying Party reimburses the Indemnified Party for any Losses prior to the occurrence of any events contemplated by clauses (i), (ii) or (iii) above, the Indemnified Party will remit to such Indemnifying Party the excess (if any) of (i) the amount paid by such Indemnifying Party in respect of such Loss, plus the amount received from the third party in respect thereof (net of any actual costs, expenses, deductibles or premiums incurred in connection with securing or obtaining such proceeds, payments or benefits), less (ii) the full amount of the Loss.

(c)    Without limitation of their respective rights and obligations as set forth elsewhere in this Article VII, and subject to the procedures for indemnification claims set forth in this Article VII, each of the parties agrees to use commercially reasonable efforts to mitigate its respective Losses hereunder.

(d)    Notwithstanding anything to the contrary contained herein, (i) the indemnification provided for pursuant to Section 7.1(a), 7.2(a) or Section 7.3 shall not cover, and in no event shall any party hereto be liable thereunder for, any indirect, incidental, or special damages or consequential damages that are not reasonably foreseeable and (ii) the indemnification provided for herein shall not cover, and in no event shall any party hereto be liable for, any exemplary or punitive damages (in each case of the foregoing clauses (i) and (ii) except to reimburse an Indemnified Party for judgments actually awarded to third Persons in respect of any such types of damages).

7.5    Tax Consequences of Indemnification. Capital One, Synovus and Parent agree that, for purposes of computing the amount of any indemnification payment under this Article VII, any such indemnification payment shall be treated as an adjustment to the Final Capital One Purchase Price or the Subsequent Closing Purchase Price, as the case may be, for all Tax purposes, except as otherwise required by the Code or any applicable Tax Law.

7.6    Other Indemnification Provisions.

(a)    Procedures; Notice of Claims.

(i)    The parties agree that in case any claim is made or any suit or action is commenced by a third Person that is not a party to this Agreement (a “Third Party Claim”) which may give rise to a right of indemnification for such party (or its Affiliates or their respective officers, directors or employees) hereunder (the “Indemnified Party”) from one or more of the other parties (the “Indemnifying Party”), the Indemnified Party will give notice to each party that is an Indemnifying Party hereunder as promptly as reasonably practicable after the Indemnified Party has become aware of and determined that such Third Party Claim has given or may reasonably be expected to give rise to a right of indemnification hereunder. The failure to give such notice shall not relieve an Indemnifying Party of its obligation to indemnify except to the extent such failure has a material prejudicial effect on the defenses or other rights available to the Indemnifying Party. The Indemnified Party shall reasonably cooperate with each applicable Indemnifying Party in respect of the defense of any such Third Party Claim, and each party hereunder will render to the other such assistance as it may reasonably require of the other in order to insure prompt and adequate defense of any suit, claim or proceeding based upon a state of facts which gives rise to a right of indemnification hereunder. Each applicable Indemnifying Party shall have the right to defend any Third Party Claim in the name of the Indemnified Party; provided, however, that in the event more than one party is an Indemnifying Party with respect to the applicable claim (including in the event that Capital One is the Indemnifying Party under Section 7.2(b) in respect of a Third Party Claim for which indemnity is also sought under Section 7.1(a)), such Indemnifying Parties shall cooperate in good faith to determine a mutually acceptable arrangement regarding the defense of such Third Party Claim (appropriately taking into account which party would have the preponderance of the ultimate responsibility therefor) and shall thereafter promptly notify the Indemnified Party thereof; provided, further, that the Indemnifying Party shall not have the right to control the defense of any such Third Party Claim (A) to the extent such suit, claim or proceeding seeks an injunction or other equitable relief against the Indemnified Party, or (B) if counsel for the Indemnified Party advises the Indemnified Party that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Party, then in the case of clause (A), the Indemnified Party shall have the right to control the defense of such portion of any such Third Party Claim that seeks an injunction or other equitable relief against the Indemnified Party, and in the case of clause (B), the Indemnified Party shall defend any Third Party Claim and, in each case, may retain one firm of counsel reasonably satisfactory to it (and any necessary local counsel), and the Indemnifying Party shall pay the reasonable fees and expenses of such counsel. The applicable Indemnifying Party, acting consistent with the arrangement referred to in the first proviso to the immediately preceding sentence, shall notify the Indemnified Party within fifteen (15) days of having been notified pursuant to this Section 7.6(a)(i) if the Indemnifying Party is entitled to assume and elects to assume the defense of any such Third Party Claim and employ counsel. If the Indemnifying Party elects not to defend such Third Party Claim or fails to notify the Indemnified Party of its election as herein provided, the Indemnified Party may defend such claim at the expense of the Indemnifying Party; provided that the Indemnified Party may not compromise or settle any such claim without the Indemnifying Party’s prior written consent (not to be unreasonably withheld, conditioned or delayed). The Indemnifying Party may not compromise or settle any such claim or permit a default or consent to entry of any judgment without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed); provided that no such compromise or settlement shall obligate the Indemnified Party to make any admission of fault or wrongdoing or to take any action other than the delivery of a customary release relating to such claim (it being understood that any such customary release shall fully and unconditionally release the Indemnified Party from any liability related to such suit, claim or proceeding). Notwithstanding anything to the contrary set forth herein, Parent shall have the sole and exclusive right to commence or threaten any litigation relating to the Parent Marks. Each Indemnified Party shall have the right to employ its own counsel if such Indemnifying Party is entitled to assume and elects to assume such defense, but the fees and expenses of such counsel shall be at the Indemnified Party’s expense. For purposes of this Agreement, a claim by Synovus and its Affiliates, their respective officers, directors and employees for indemnification of Losses against Capital One under Section 7.2(b) for which indemnification of such Losses is or will be sought by Capital One against Parent under Section 7.1(a) shall constitute a Third Party Claim.

(ii)    Notwithstanding anything to the contrary in this Agreement, (A) in the case of any Third Party Claim as to which Synovus or its Affiliates or their respective officers, directors or employees are entitled to indemnification by Capital One hereunder other than pursuant to Section 7.2(b)(x), Synovus shall be entitled to retain one firm of counsel (and any necessary local counsel) reasonably acceptable to Parent and Capital One (provided that Alston & Bird LLP shall be deemed reasonably acceptable to Parent and Capital One) and to assume the defense of such Third Party Claim and the reasonable fees and expenses of such counsel shall be at the Indemnifying Party’s expense, to be paid; provided that (x) Synovus may not compromise or settle any such claim or permit a default or consent to entry of any judgment without the prior written consent of Parent and Capital One (not to be unreasonably withheld, conditioned or delayed), and (y) each of Parent and Capital One shall have the right to employ its own counsel at its expense to assist and consult with counsel retained by Synovus, and (B) in the case of any claim, suit, action or other matter as to which Synovus or its Affiliates or their respective officers, directors or employees are entitled to indemnification by Capital One pursuant to Section 7.2(b)(x), Capital One shall have the right to control the defense of such claim, suit, action or other matter and neither Capital One nor Synovus shall compromise or settle any such claim, suit, action or other matter or permit a default or consent to entry of any judgment without the prior written consent of Synovus or Capital One, respectively (such consent of Synovus not to be unreasonably withheld, conditioned or delayed).

(iii)    Except as set forth in the following proviso, notwithstanding anything to the contrary set forth in this Agreement, neither Synovus nor Capital One shall be entitled to participate in any proceeding, contest, claim or other action with respect to any consolidated, combined, unitary or Affiliated Tax return that includes Parent or any Affiliate thereof (or to review any such Tax returns), and Parent shall not be entitled to participate in any proceeding, contest, claim or other action with respect to any consolidated, combined, unitary or Affiliated Tax return that includes Synovus, Capital One or any Affiliate thereof (or to review any such Tax returns); provided, however, that in the event that a proceeding, contest or claim (a “Tax Claim”) relates to any consolidated, combined, Affiliated or unitary Tax return of an Indemnified Party for which indemnification is sought pursuant to this Agreement, then the Indemnified Party shall control the Tax Claim; provided that the Indemnified Party (A) provides the Indemnifying Party with notice reasonably in advance of any proceeding or similar event relating to such Tax Claim, (B) consults in good faith with the Indemnifying Party on the resolution of the Tax Claim and on any written submission in connection with such Tax Claim, including providing the Indemnifying Party an opportunity to review and provide comments on any written submission, and (C) does not settle, either administratively, after the commencement of litigation or otherwise, such Tax Claim without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed.

(b)    Subrogation. Upon the payment in full of any claim under this Article VII, the Indemnifying Party will be subrogated to the rights of the Indemnified Party as against any other Persons with respect to the subject matter of such claim to the extent of the amount paid by the Indemnifying Party under this Article VII.

(c)    Limitations on Indemnification Relating to Breaches of Representations and Warranties.2.

(i)    Notwithstanding anything to the contrary set forth in this Article VII, (A) Capital One and its Affiliates and their respective officers, directors and employees shall not be entitled to indemnification pursuant to Section 7.1(a)(i) (other than in respect of any claim for indemnification relating to any alleged or actual breach of any of the representations and warranties set forth in Section 4.1(a), (b), (d) or (k)) in respect of any individual claim, occurrence or any series of related claims arising from similar facts, until Losses in respect of such individual or series of related claims are greater than $75,000 (the “De Minimis Claim Amount”), and (B) Capital One and its Affiliates and their respective officers, directors and employees shall not be entitled to indemnification pursuant to Section 7.1(a)(i) (other than in respect of any claim for indemnification relating to any alleged or actual breach of any of the representations and warranties set forth in Section 4.1(a), (b), (d) or (k)) unless and until the aggregate amount of all Losses of Capital One and its respective Affiliates and their respective officers, directors and employees exceeds $10,000,000 (the “Deductible Amount”), it being understood that Parent shall be responsible only for such Losses in excess of the Deductible Amount; provided, however, that Parent shall have no obligation to indemnify Capital One and its Affiliates and their respective officers, directors and employees from and against Losses pursuant to Section 7.1(a)(i) (other than in respect of any Losses to the extent relating to any alleged or actual breach of the representations and warranties set forth in Section 4.1(a), (b), (d) or (k), in which case the maximum amount of Losses Parent shall be liable for under Section 7.1(a)(i) shall be an amount equal to the aggregate purchase consideration payable under this Agreement in respect of the Acquired Assets (not taking into account the Assumed Liabilities)) to the extent such Losses (other than in respect of any Losses to the extent relating to any alleged or actual breach of the representations and warranties set forth in Section 4.1(a), (b), (d) or (k)), exceed $300,000,000. This Section 7.6(c)(i) shall not apply to any Losses arising out of the fraud or willful misconduct of Parent, Seller or their respective Affiliates or indemnification with respect to Taxes, which are the subject of Section 5.1(d).

(ii)    Notwithstanding anything to the contrary set forth in this Article VII, (A) Parent and its Affiliates and their respective officers, directors and employees shall not be entitled to indemnification pursuant to Section 7.2(a)(i) (other than in respect of any claim for indemnification relating to any alleged or actual breach of any of the representations and warranties included in Section 4.2(a), (b) or (i)) in respect of any individual claim, occurrence or any series of related claims arising from similar facts, until Losses in respect of such individual or series of related claims are greater than the De Minimis Claim Amount, and (B) Parent and its Affiliates and their respective officers, directors and employees shall not be entitled to indemnification pursuant to Section 7.2(a)(i) (other than in respect of any claim for indemnification relating to any alleged or actual breach of any of the representations and warranties included in Section 4.2(a), (b) or (i))

unless and until the aggregate amount of all Losses of Parent and its Affiliates and their respective officers, directors and employees exceeds the Deductible Amount, it being understood that Capital One shall be responsible only for such Losses in excess of the Deductible Amount; provided, however, that Capital One shall have no obligation to indemnify Parent from and against Losses pursuant to Section 7.2(a)(i) (other than in respect of any Losses to the extent relating to any alleged or actual breach of any of Section 4.2(a), (b) or (i), in which case the maximum amount of Losses Capital One shall be liable for shall be an amount equal to the aggregate purchase consideration payable under this Agreement in respect of the Capital One Acquired Assets (not taking into account the Capital One Assumed Liabilities)) to the extent such Losses exceed $300,000,000. This Section 7.6(c)(ii) shall not apply to any Losses arising out of the fraud or willful misconduct of Capital One or its Affiliates or indemnification with respect to Taxes, which are the subject of Section 5.1(d).

(d)    Survival of Covenants and Representations of Warranties. The representations and warranties of Parent, Seller, Capital One and Synovus set forth in Sections 4.1, 4.2 and 4.3 shall survive the Closing for a period of fifteen (15) months; provided, however, that (i) a valid claim for indemnification for breach of a representation or warranty with respect to which notice was validly given pursuant to Section 7.6(a)(i) by an Indemnified Party prior to the end of such fifteen (15) month period shall survive until such claim is fully and finally determined; (ii) any claim for indemnification for any alleged breach of any of the representations and warranties set forth in Section 4.1(a), (b), (d) or (k) shall survive for the extent of the applicable statute of limitation (giving effect to any extension thereof); (iii) any claim for indemnification by Synovus for any alleged breach of any of the representations or warranties set forth in Section 4.1(m)(iii) – (viii) shall survive the Closing for a period of six (6) years and six (6) months (provided that any claim by Capital One for Losses arising out of indemnification of Synovus by Capital One for any alleged breach of any of the representations or warranties set forth in Section 4.1(m)(iii) – (viii) shall survive the Closing for a period of fifteen (15) months); (iv) any claim for indemnification for any alleged breach of any of the representations or warranties of Capital One contained in Section 4.2(a), (b) or (i) shall survive for the extent of the applicable statute of limitation (giving effect to any extension thereof); (v) any claim for indemnification for any alleged breach of any of the representations or warranties of Synovus contained in Section 4.3(a), (b) or (j) shall survive for the extent of the applicable statute of limitation (giving effect to any extension thereof); (vi) any claim for any alleged breach of any of the representations and warranties of Parent and Seller contained in Section 4.1(m)(viii) shall not survive the Closing; and (vii) any claim for any alleged breach of any of the representations and warranties of Parent and Seller contained in Section 4.1(o) to the extent arising out of the audited consolidated balance sheets of Seller and its subsidiaries as of December 31, 2016 and the related audited consolidated statements of income, statements of stockholder’s equity and statements of cash flows for the year ended December 31, 2016 shall not survive the Closing. The indemnification obligations arising out of the breach of the covenants of Parent, Seller, Capital One and Synovus contained in this Agreement shall survive the Closing until the applicable statute of limitations (giving effect to any extension thereof) plus 60 days.

7.7    Exclusive Remedy. The parties acknowledge that, from and after the Closing, except with respect to claims relating to fraud or willful misconduct by a party or any equitable remedies pursuant to Section 9.9, this Article VII will constitute Parent’s, Capital One’s and Synovus’s, sole and exclusive remedy, whether in contract, tort, equity or otherwise, for any matters addressed herein or other claim relating, directly or indirectly, to this Agreement and the transactions contemplated hereby; provided that the foregoing exclusion with respect to claims relating to fraud or willful misconduct by a party shall not apply to Losses in respect of which Capital One is required to indemnify Parent pursuant to the last sentence of Section 7.2(a).

ARTICLE VIII

TERMINATION

8.1    Termination. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated prior to the Subsequent Closing:

(a)    by either Capital One, Synovus or Parent, respectively, in the event of a breach or default in the performance by Capital One (in the case of a termination by Parent or Synovus), by Synovus (in the case of a termination by Parent or Capital One) or by Parent or Seller (in the case of a termination by Synovus or Capital One) of any representation, warranty, covenant or agreement in this Agreement of such party, which breach or default (i) would, individually or in the aggregate with all other uncured breaches and defaults of such party, constitute grounds for the conditions set forth in Section 6.1(a) or (b), in the case of a termination by Capital One, or Section 6.2(a) or (b), in the case of a termination by Parent, or Section 6.3(a) or (b), in the case of a termination by Synovus, not to be satisfied at the Closing, and (ii) has not been, or cannot be, cured within thirty (30) days after written notice (or, if earlier, the Outside Date), is given by the terminating party to the breaching or defaulting party; provided, however, that (i) Capital One shall not be permitted to terminate this Agreement pursuant to this Section 8.1(a) if Capital One has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.2(a)(i) or 6.3(a)(i) or (with respect to Capital One) Section 6.2(b) or 6.3(b) would not be satisfied, (ii) Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(a) if Parent or Seller has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.1(a)(i), 6.1(a)(ii) or 6.3(a)(ii) or (with respect to Parent or Seller) Section 6.1(b) or 6.3(b) would not be satisfied, and (iii) Synovus shall not be permitted to terminate this Agreement pursuant to this Section 8.1(a) if Synovus has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.1(a)(iii), 6.1(a)(iv) or 6.2(a)(ii) or (with respect to Synovus) Section 6.1(b) or 6.2(b) would not be satisfied;

(b)    by the mutual written consent of Parent, Synovus and Capital One;

(c)    by either Parent, Capital One or Synovus, if the Closing shall not have occurred on or before October 3, 2017 (the “Outside Date”); provided, however, that (i) Capital One shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if Capital One has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.2(a)(i) or 6.3(a)(i) or (with respect to Capital One) Section 6.2(b) or 6.3(b) would not be satisfied, (ii) Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if Parent or Seller has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.1(a)(i), 6.1(a)(ii) or 6.3(a)(ii) or (with respect to Parent or Seller) Section 6.1(b) or 6.3(b) would not be satisfied, and (iii) Synovus shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if Synovus has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.1(a)(iii), 6.1(a)(iv) or 6.2(a)(ii) or (with respect to Synovus) Section 6.1(b) or 6.2(b) would not be satisfied;

(d)    by Parent or Capital One if the Merger Agreement or the Program Agreement has been terminated;

(e)    by either Capital One or Parent, if any Governmental Authority of competent jurisdiction shall have issued, enacted or entered any order, injunction or decree permanently enjoining, restraining or prohibiting the transactions contemplated by this Agreement, and such order, injunction or decree shall have become final and non appealable, if applicable; provided, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any party that has failed in any material respect to comply with Section 5.1(a); and

(f)    by Parent, not later than ten (10) days after any date on which (i) Synovus withdraws any registration or filing made in respect of any Synovus Required Approval in accordance with Section 5.1(a)(i) or (ii) the FRB or the Georgia Department of Banking and Finance issues a final written denial of any Synovus Required Approval.

8.2    Effect of Termination. In the event that this Agreement is terminated pursuant to Section 8.1, this Agreement (and the Original Agreement) shall forthwith become void and of no further force or effect and there shall be no liability on the part of any party hereto for any matters addressed herein (or in the Original Agreement) or other claim relating to this Agreement (or the Original Agreement) and the transactions contemplated hereby or thereby, except that (a)(i) Section 5.1(c), Section 5.1(g), Section 7.2(b)(vii) and 7.2(b)(x) (and, with respect thereto, Sections 7.2(c), 7.4, 7.5, 7.6 and 7.7, mutatis mutandis), this Section 8.2, Section 8.3 and Article IX and (ii) solely in the event that the Closing is consummated and the Subsequent Closing is not consummated, Section 5.17, Section 7.1(b) and Section 7.2(b) (along with such other sections of Article VII necessary to give effect to such sections) shall survive any termination of this Agreement, (b) nothing herein shall relieve any party hereto (including CONA) from liability or damages arising out of fraud or any willful or intentional breach of this Agreement (or the Original Agreement), and (c) in the event that this Agreement is validly terminated pursuant to Section 8.1 by Synovus and subject to Section 5.17, then the Original Agreement (in the same form as executed on October 3, 2016) shall automatically be deemed to be re-executed as of the date of such termination by Parent, Seller and CONA, with retroactive effect to the date of the Original Agreement, and shall thereafter be in full force and effect and binding upon such parties as if such Original Agreement had not been amended and restated hereby (and for avoidance of doubt, without prejudice to any termination rights of Parent, Seller or CONA thereunder, if applicable, in respect of the matter constituting the basis for Synovus’ termination pursuant to Section 8.1), unless Parent or Capital One, in their sole discretion, notifies the other in writing within five (5) Business Days of the applicable termination of this Agreement by Synovus that the Original Agreement shall not thereafter come into effect (provided that (x) Capital One shall not be permitted make such a notification that the Original Agreement shall not thereafter come into effect if Capital One has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.2(a)(i) or 6.3(a)(i) or (with respect to Capital One) Section 6.2(b) or 6.3(b) would not be satisfied, and (y) Parent shall not be permitted to make such a notification that the Original Agreement shall not thereafter come into effect if Parent or Seller has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.1(a)(i), 6.1(a)(ii) or 6.3(a)(ii) or (with respect to Parent or Seller) Section 6.1(b) or 6.3(b) would not be satisfied).

8.3    Termination Fees.

(a)    Termination Fee. In the event that:

(i)    this Agreement is terminated (A) by any party pursuant to Section 8.1(c) at a time when all the conditions set forth in Article VI (other than those set forth in Section 6.1(f), 6.2(f) and 6.4(a)) have been satisfied or waived, other than those conditions that by their terms are to be satisfied at the Closing, but in each case which would be capable of being satisfied if the Closing Date were the date of such termination, (B) by Parent or Capital One pursuant to Section 8.1(d) due to the Merger Agreement having been terminated, or (C) by Capital One or Synovus pursuant to Section 8.1(a); and

(ii)    the Merger Agreement is also terminated (A) under circumstances where a Company Termination Fee is payable by Parent to the Retail Buyer pursuant to Section 7.02(b)(i) or Section 7.02(b)(ii) of the Merger Agreement or (B) by the mutual agreement of the parties thereto and, in connection with such termination, Retail Buyer or any of its Affiliates receive any payment or fee from Parent or any of its Affiliates (whether pursuant to the terms of the Merger Agreement or otherwise);

then, concurrently upon Parent’s payment of the Company Termination Fee to the Retail Buyer pursuant to the Merger Agreement, Parent shall pay to Capital One an amount equal to (x) $14,000,000, in the case of the foregoing clause (ii)(A), or (y) ten percent (10%) of the aggregate payment or fee referred to in the foregoing clause (ii)(B), in the case of the foregoing clause (B), as applicable (the “Termination Fee”); provided, however, that no Termination Fee shall be payable if Capital One or any of its Affiliates is participating as a bank partner in such Competing Proposal.

(b)    Synovus Termination Fee.

(i)    In the event that a Synovus Default has not occurred at any time on or after the date of this Agreement or has been cured and, prior to the time that the filing of the required application in respect of the Synovus Required Approval specified in item 1 of Schedule 6.1(c) has been made, (A) this Agreement is terminated by Parent or Capital One at any time under Section 8.1 or (B) this Agreement is terminated by Synovus under Section 8.1(a)

or Section 8.1(c), then, concurrently upon the termination of this Agreement (or, with respect to any portion of the Synovus Pre-Filing Termination Fee payable by any party not terminating this Agreement, within two (2) Business Days after such termination), Capital One shall pay to Synovus (x) five million dollars ($5,000,000) plus (y) any then unpaid balance of the Expense Reimbursement ((x) and (y), collectively, the “Synovus Pre-Filing Termination Fee”). No Synovus Pre-Filing Termination Fee shall be payable by any party in the event that this Agreement is terminated pursuant to Section 8.1(b).

(ii)    In the event that after the time that the filing of the required application in respect of the Synovus Required Approval specified in item 1 of Schedule 6.1(c) has been made, this Agreement is terminated by Parent, Capital One or Synovus at any time under Section 8.1, then, concurrently upon the termination of this Agreement (or, with respect to any portion of the Synovus Post-Filing Termination Fee payable by any party not terminating this Agreement, within two (2) Business Days after such termination), Capital One shall pay to Synovus (x) ten million dollars ($10,000,000) plus (y) any then unpaid balance of the Expense Reimbursement ((x) and (y), collectively, the “Synovus Post-Filing Termination Fee”); provided that no Synovus Post-Filing Termination Fee shall be payable in the event that either (i) this Agreement is terminated by Parent or Capital One pursuant to Section 8.1(a) in the event of a breach or default in the performance of Synovus or (ii) there has been any breach by Synovus of this Agreement that would result in any of the conditions set forth in Sections 6.1(a)(iii) and 6.1(a)(iv), 6.1(b) (with respect to Synovus), 6.2(a)(ii) and 6.2(b) (with respect to Synovus) not being satisfied and such breach has not been cured at the time that this Agreement is terminated. No Synovus Post-Filing Termination Fee shall be payable by any party in the event that this Agreement is terminated pursuant to Section 8.1(b).

(iii)    The Synovus Pre-Filing Termination Fee and the Synovus Post-Filing Termination Fee are each referred to herein as a “Synovus Termination Fee.” In no event shall Capital One be required to pay both the Synovus Pre-Filing Termination Fee and the Synovus Post-Filing Termination Fee.

(iv)    The Synovus Termination Fee payable pursuant to the foregoing clause (i) or (ii), as applicable, if any, shall be paid by Capital One. However, Seller shall immediately reimburse Capital One for 100% of the payment of the Synovus Termination Fee up to an amount equal to $10,000,000 in the event that Capital One is not entitled to or has not received a Termination Fee as a result of the circumstances described in Section 8.3(a)(ii)(A) and:

(1)     this Agreement is terminated by Capital One or Synovus pursuant to Section 8.1(a) in the event of a breach or default in the performance of Parent or Seller,

(2)     this Agreement is terminated by Parent or Capital One pursuant to Section 8.1(d) in the event that the Merger Agreement has been terminated pursuant to Section 7.01(e) of the Merger Agreement,

(3)     this Agreement is terminated by Capital One pursuant to Section 8.1(d) in the event that (I) the Program Agreement has been terminated by Capital One pursuant to Section 16.3(a) of the Program Agreement or (II) the Merger Agreement was terminated under Section 7.01(d) or Section 7.01(g) of the Merger Agreement and, in the case of each of clause (I) and (II) all of the conditions to Closing in Section 6.1 and Section 6.2 have been satisfied or waived other than (w) Section 6.1(a) and Section 6.1(b) in each case with respect to Parent and Seller, Section 6.1(e), Section 6.1(f) and Section 6.1(g), (x) Section 6.2(e), Section 6.2(f) and Section 6.2(g), (y) Section 6.1(d) and Section 6.2(d) if the applicable order relates solely to any antitrust clearances required by the Merger or the transactions contemplated by the Merger Agreement, and (z) such conditions that by their nature are to be satisfied at the Closing (including those conditions in Section 6.1(i) and Section 6.2(h)) so long as such conditions would reasonably be expected to be satisfied at or prior to the Closing if the Closing were to be effected as required by this Agreement, or

(4)     this Agreement is terminated under Section 8.1(c) and (I) any of the conditions set forth in the following Sections of this Agreement are not satisfied at the time of the termination of this Agreement: Sections 6.1(a)(i), 6.1(a)(ii), 6.1(b) (with respect to Parent and Seller), 6.3(a)(ii), 6.3(b) (with respect to Parent and Seller), 6.1(f) or 6.2(f), (II) the condition to closing in Section 6.01(c) of the Merger Agreement is not satisfied at the time this Agreement is terminated and (III) all of the other conditions to the Closing in this Agreement have been satisfied or waived other than (w) Section 6.1(a), Section 6.1(b), Section 6.3(a) and Section 6.3(c) in each case with respect to Parent and Seller, (x) Section 6.1(d), Section 6.2(d), Section 6.3(d) and Section 6.4(b) if the applicable order relates solely to any antitrust clearances required by the Merger or the transactions contemplated by the Merger Agreement, (y) Section 6.1(f), Section 6.1(g), Section 6.2(f), Section 6.2(g), Section 6.3(e) and Section 6.4(a) and (z) such other conditions that by their nature are to be satisfied at the Closing (including those conditions in Section 6.1(i), Section 6.2(h) and Section 6.3(g)) so long as such conditions would reasonably be expected to be satisfied at or prior to the Closing if the Closing were to be effected as required by this Agreement.

(v)    As used in Section 5.16 and Section 8.3(b)(i), “Synovus Default” shall mean (A) any breach by Synovus of this Agreement that would result in any of the conditions set forth in Sections 6.1(a)(iii) and 6.1(a)(iv), 6.1(b) (with respect to Synovus), 6.2(a)(ii) and 6.2(b) (with respect to Synovus) not being satisfied (including in the event that this Agreement is terminated by Parent or Capital One pursuant to Section 8.1(a) in the event of a breach or default in the performance of Synovus), or (B) this Agreement having been terminated by any party under Section 8.1(c) at a time when (1) any Synovus Required Approval has not been obtained, or (2) any breach by Synovus of this Agreement referred to in the foregoing clause (A) shall have occurred; provided that, in the case of (B), a Synovus Default shall not include any failure of Synovus to obtain the Synovus Required Approval specified in item 1 of Schedule 6.1(c) for the reasons described on Schedule 8.3(b)(v).

(c)    Each of the parties acknowledges that neither the Termination Fee nor the Synovus Termination Fee is intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Capital One (in the case of the Termination Fee) or Synovus (in the case of the Synovus Termination Fee) in the circumstances in which the

Termination Fee (in the case of Capital One) or the Synovus Termination Fee (in the case of Synovus) is due and payable and which do not involve fraud or intentional breach of this Agreement by the party required to pay the Termination Fee (in the case of Capital One) or the parties required to pay the Synovus Termination Fee (in the case of Synovus), for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

(d)    Each of the parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if Parent fails to pay in a timely manner any amount due pursuant to Section 8.3(a) or Parent or Capital One (as applicable) fails to pay in a timely manner any amount due pursuant to Section 8.3(b), then (i) the parties required to make such payment shall reimburse the party to whom such payment is to be made for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced and (ii) the parties required to make such payment shall pay interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at a rate equal to the Federal Funds Rate.

(e)    In the event that Capital One receives full payment of the Termination Fee pursuant to Section 8.3(a), then except in the case of fraud or intentional breach of this Agreement by Parent or Seller, the receipt of the Termination Fee shall be the sole and exclusive remedy against Parent, Seller, Retail Buyer and their respective Affiliates for any and all Losses suffered or incurred by Capital One or any of its Affiliates or any other person in connection with this Agreement (and the termination hereof) and the transactions contemplated hereby (and the abandonment hereof) or any matter forming the basis of such termination, whether such Losses are based on contract, tort, or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of a party hereto or another person or otherwise. In the event that Synovus receives full payment of the Synovus Termination Fee pursuant to Section 8.3(b), then except in the case of fraud or intentional breach of this Agreement by Capital One, the receipt of the Synovus Termination Fee shall be the sole and exclusive remedy against Capital One and its Affiliates for any and all Losses suffered or incurred by Synovus or any of its Affiliates or any other person in connection with this Agreement (and the termination hereof) and the transactions contemplated hereby (and the abandonment hereof) or any matter forming the basis of such termination, and except in the case of fraud or intentional breach of this Agreement by Parent or Seller, the receipt of the Synovus Termination Fee shall be the sole and exclusive remedy against Parent, Seller, Retail Buyer and their respective Affiliates for any and all Losses suffered or incurred by Synovus or any of its Affiliates or any other person in connection with this Agreement (and the termination hereof) and the transactions contemplated hereby (and the abandonment hereof) or any matter forming the basis of such termination, in each case whether such Losses are based on contract, tort, or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of a party hereto or another person or otherwise.

ARTICLE IX

MISCELLANEOUS

9.1    Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered if delivered in person or sent if sent by email or facsimile transmission (provided that confirmation of receipt of the email or facsimile transmission is obtained, as applicable), (b) on the fifth (5th) Business Day after dispatch by registered or certified mail or (c) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

If to Seller or Parent:	Cabela’s Incorporated
One Cabela Drive
Sidney, Nebraska 69160
Facsimile No.: (308) 254-8060
Attention: Legal Department

With a copy to:	World’s Foremost Bank
4800 N.W. 1st Street, Suite 300
Lincoln, Nebraska 68521
Facsimile No.: (402) 323-4303
Attention: Legal Department

With a copy to:	Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
Attention: Brian J. Fahrney
Scott R. Williams
Facsimile: (312) 853-7036
Email: bfahrney@sidley.com
swilliams@sidley.com

With a copy to:	Sidley Austin LLP
1501 K Street, N.W.
Washington, D.C. 20005
Attention: William S. Eckland
Facsimile: (202) 736-8711
Email: weckland@sidley.com

If to Synovus:	Synovus Bank
1111 Bay Avenue, Suite 501
Columbus, GA 31901
Attention: Allan Kamensky
Facsimile: (706) 649-4699
Email: akamensky@synovus.com

With a copy to:	Alston & Bird LLP
One Atlantic Center
1201 W. Peachtree St.
Atlanta, Georgia 30309
Attention: Mark C. Kanaly
Facsimile: (404) 253-8390
Email: mark.kanaly@alston.com

If to Capital One or CONA:	c/o Capital One Bank (USA), National Association
1680 Capital One Drive
McLean, Virginia 22102
Attention: Murray Abrams, Executive Vice
President, Corporate Development

With a copy to:	Capital One Bank (USA), National Association
1680 Capital One Drive
McLean, Virginia 22102
Attention: Shahin Rezai, Senior Vice President
and Chief Counsel – Transactions

With a copy to:	Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, New York 10019
Attention: Matthew M. Guest, Esq.
Brandon C. Price, Esq.
Facsimile: (212) 403-2000
Email: MGuest@wlrk.com
BCPrice@wlrk.com

9.2    Assignment.

(a)    This Agreement will be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of the parties. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties; except that no such consent shall be required for any assignment of this Agreement, by operation of Law or otherwise to the surviving corporation in the Merger, as a result of the consummation of the transactions contemplated by the Merger Agreement; provided that this Agreement and each of the Ancillary Agreements shall be assigned by operation of law by Parent to the surviving corporation in the Merger and shall be binding on such surviving corporation and its successors and assigns; provided, further that in the event that this Agreement is not assigned by operation of law upon the sale of Parent or all or substantially all of its assets to Retail Buyer though a series of one or more related transactions (whether pursuant to the Merger Agreement or otherwise), Parent shall assign this Agreement and all of its continuing rights and obligations hereunder to Retail Buyer and Retail Buyer shall expressly assume all of the obligations of Parent hereunder; provided, further, that Capital One may assign any or all rights and obligations under this Agreement to purchase any of the Capital One Acquired Assets or assume any of the Capital One Assumed Liabilities to any of its Affiliates upon prior written notice to Parent and Synovus if doing so will not require any approvals from any Governmental Authority or other Person to be obtained prior to the date that the Closing would otherwise occur and will not delay, impair or prevent the Closing or the Subsequent Closing from occurring on the date that the Closing and the Subsequent Closing would otherwise occur; provided, further, that no such assignment shall release Capital One from any liability under this Agreement. Any assignment or transfer in violation of the preceding sentence shall be void.

(b)    CONA agrees to, and hereby does, irrevocably assign, transfer, convey, and deliver to Capital One, and Capital One hereby irrevocably accepts, receives and assumes from CONA, all of CONA’s right, title, interest, liability and obligation in, to and under the Original Agreement (as amended hereby). From the date of this Agreement, Capital One shall assume, satisfy, perform, pay and discharge all liabilities and obligations arising under, or otherwise in connection with, this Agreement in full substitution of CONA as if it had at all times been a party to the Original Agreement (as amended hereby), in lieu of CONA. Each of Parent and Seller agrees that, effective as of the date hereof, this Agreement is hereby novated with Capital One substituted for CONA in all respects. With respect to its agreements as set forth herein, CONA hereby makes to each of Seller and Synovus the representations and warranties set forth in Sections 4.2(a), (b) and (c), mutatis mutandis.

9.3    Entire Agreement. This Agreement (together with the exhibits and schedules to this Agreement), the Ancillary Agreements, any Purchase Agreements and the Securitization Transfer Agreement collectively, constitute the entire agreement between the parties and supersede the Original Agreement and any other agreement, whether written or oral, that may have been made or entered into by Seller, Synovus and Capital One (or by any officer or officers of any of such parties) relating to the matters contemplated hereby, including that certain letter agreement dated January 28, 2017 between Synovus and CONA. Notwithstanding the foregoing, any and all claims that Parent and Seller may have against Capital One or CONA under, arising out of or relating to, the Original Agreement, and any and all claims that Capital One or CONA may have against Parent or Seller under, arising out of or relating to, the Original Agreement (and in each case any provisions of the Original Agreement necessary to give effect to any such claims) are not superseded or waived, are hereby expressly reserved and Parent, Seller, Capital One and CONA each agrees that all such claims shall survive the execution of this Agreement and shall not terminate unless and until (x) the Closing and the Subsequent Closing have occurred (except for any such claims under Article VII of this Agreement, which claims shall survive after the Closing and the Subsequent Closing have occurred as set forth herein) or (y) this Agreement is terminated in accordance with its terms (other than any liabilities or damages arising out of fraud or any willful or intentional breach of the Original Agreement) unless this Agreement is terminated by Synovus and the Original Agreement is deemed to be re-executed and comes back into effect pursuant to Section 8.2(c).

9.4    Amendments and Waivers. This Agreement may be amended, modified, superseded or canceled, and any of the terms, representations, warranties or covenants hereof may be waived, only by written instrument executed by each of the parties hereto, or, in the case of a waiver, by the party waiving compliance. In the course of the planning and coordination of this Agreement, written documents have been exchanged between the parties. Such written documents shall not be deemed to amend or supplement this Agreement. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. No waiver by any party of any condition or of any breach of any term, representation, warranty or covenant under this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any other condition or of any breach of any such condition or breach or waiver of any other condition or of any breach of any other term, representation, warranty or covenant under this Agreement. No party to any Purchase Agreement shall amend or waive any provision of any Purchase Agreement without the prior written consent of each of the parties to this Agreement.

9.5    Expenses. The parties will each bear their own legal, accounting and other costs in connection with the transactions contemplated hereby, including Taxes, if any, which are imposed upon a party attributable to its activities hereunder, except as otherwise specified in this Agreement (including Section 5.18 hereof) or any Ancillary Agreement.

9.6    Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.7    Governing Law; Jurisdiction.

(a)    This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to the principles of conflicts of Law thereof that would require the application of the Laws of any other jurisdiction.

(b)    Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the parties agrees not to commence any action or proceeding relating thereto except in the courts in the State of Delaware, as described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process, and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in the State of Delaware, as described above, for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) IT MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7(C).

9.8    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

9.9    Specific Enforcement.

(a)    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

(b)    Each of the parties agrees that, (i) the seeking of remedies pursuant to this Section 9.9 shall not in any way constitute a waiver by any party seeking such remedies of its right to seek any other form of relief that may be available to it under this Agreement, including under Section 8.2, in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.9 are not available or otherwise are not granted,

(ii) nothing set forth in this Agreement shall require a party to institute any proceeding for (or limit a party’s right to institute any proceeding for) specific performance under this Section 9.9 prior, or as a condition, to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any legal proceeding seeking remedies pursuant to this Section 9.9 or anything set forth in this Section 9.9 restrict or limit a party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no party shall be required to post any bond or other security as a condition to institute any proceeding for specific performance under this Section 9.9.

9.10    No Joint Venture. Nothing in this Agreement shall be deemed to create a partnership or joint venture between any of the parties hereto.

9.11    No Third-Party Rights. Nothing in this Agreement shall create or be deemed to create any third-party beneficiary rights in any Person not a party to this Agreement.

9.12    Disclosure Schedules. The Seller Disclosure Schedule is qualified in its entirety by reference to the specific provisions of this Agreement and nothing in the Seller Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in this Agreement or to create any representation, warranty, agreement or covenant on the part of Parent or Seller. The inclusion of any matter, information, item or other disclosure set forth in any section of the Seller Disclosure Schedule shall not be deemed to constitute an admission of any liability of Parent or Seller (as applicable) to any third party or otherwise imply that such matter, information or item is material or creates a measure for materiality for purposes of this Agreement or is required to be disclosed under this Agreement. Each section of the Seller Disclosure Schedule corresponds to the section of this Agreement to which it relates; provided that any fact or condition disclosed in any section in such a way as to make its relevance to another section that relates to a representation or representations made elsewhere in this Agreement reasonably apparent on its face shall be deemed to be an exception to such representation or representations notwithstanding the omission of a reference or cross reference thereto. Certain matters disclosed in the Seller Disclosure Schedule are not material and/or have been disclosed for informational purposes only.

9.13    Merger Agreement. Nothing in this Agreement shall in any way be deemed to limit Parent’s or any of its Affiliate’s rights or ability to exercise any right it has under the Merger Agreement that would not breach or violate any term of this Agreement or to terminate the Merger Agreement in accordance with its terms. Parent and its Affiliates shall keep Capital One and Synovus reasonably informed on a current basis regarding the status of obtaining any approvals of Governmental Authorities required to consummate the Merger and any other material developments relating thereto; provided that Parent and its Affiliates shall not be obligated to provide any notices from any Governmental Authority related to the Merger Agreement or any approvals necessary under the Merger Agreement to Capital One or Synovus nor shall Parent or any of its Affiliates be required to permit or invite Capital One or Synovus to participate in any meetings with or any filings to be made with any Governmental Authority with respect to the Merger Agreement or the Merger. Parent and its Affiliates may defend and settle (but shall keep Capital One and Synovus reasonably informed regarding) any litigation or claim by any securityholder of Parent or any of its Affiliates related to the Merger Agreement, this Agreement or any of the transactions contemplated hereby or thereby and any material developments relating thereto.

9.14    Non-Recourse. Except for the parties hereto (including CONA), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of Seller, Parent, Synovus, Capital One or any of their respective Affiliates shall have any liability for any obligations or liabilities of Seller, Synovus or Capital One (as applicable) under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Seller, Synovus, Capital One and CONA have caused this Agreement to be duly executed as of the date first above written.

CABELA’S INCORPORATED

By:	/s/ Thomas L. Millner
Name:	Thomas L. Millner
Title:	Chief Executive Officer

WORLD’S FOREMOST BANK

By:	/s/ Sean B. Baker
Name:	Sean B. Baker
Title:	President and Chief Executive Officer

SYNOVUS BANK

By:	/s/ Allan E. Kamensky
Name:	Allan E. Kamensky
Title:	Executive Vice President, General Counsel and Secretary

CAPITAL ONE BANK (USA), NATIONAL ASSOCIATION

By:	/s/ Richard D. Fairbank
Name:	Richard D. Fairbank
Title:	Chief Executive Officer

Solely for purposes of the Sections referenced in the Preamble hereto:

CAPITAL ONE, NATIONAL ASSOCIATION

By:	/s/ Richard D. Fairbank
Name:	Richard D. Fairbank
Title:	Chief Executive Officer